1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE

COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 25, 2004	By	/s/ Lora Ho

Lora Ho Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Ltd.

Financial Statements as of December 31, 2003 and 2002

Together with Independent Auditors’ Report

English Translation of a Report Originally Issued in Chinese

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Regulations for Auditing of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Ltd. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines for Securities Issuers’ Financial Reporting and accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock” (SFAS No. 30) on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock.

We have also audited the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Ltd. as of and for the years ended December 31, 2003 and 2002, and have expressed a modified unqualified opinion on such financial statements.

January 12, 2004

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars, Except Par Value)

	2003		2002
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$98,288,002	25	$61,656,795	16
Short-term investments (Notes 2 and 5)	12,559,019	3	—	—
Receivables from related parties (Note 18)	15,000,625	4	10,183,488	3
Notes receivable	9,893	—	60,240	—
Accounts receivable	13,907,914	4	9,495,447	3
Allowance for doubtful receivables (Note 2)	(1,016,022)	—	(929,864)	—
Allowance for sales returns and others (Note 2)	(2,126,025)	(1)	(2,363,067)	(1)
Other financial assets	1,081,742	—	969,669	—
Inventories—net (Notes 2 and 6)	10,907,158	3	10,340,336	3
Deferred income tax assets (Notes 2 and 13)	8,322,000	2	3,320,000	1
Prepaid expenses and other current assets (Notes 2 and 21)	1,591,966	—	2,014,361	1

Total current assets	158,526,272	40	94,747,405	26

LONG-TERM INVESTMENTS (Notes 2, 3, 7 and 20)
Equity method	37,262,237	10	33,042,029	9
Cost method	432,500	—	849,666	—
Funds	270,616	—	237,440	—
Prepayment for subscribed stocks	—	—	849,360	—

Total long-term investments	37,965,353	10	34,978,495	9

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 8 and 18)
Cost
Buildings	71,277,031	18	68,488,180	18
Machinery and equipment	332,252,225	84	303,334,232	82
Office equipment	6,180,495	1	5,697,828	2

	409,709,751	103	377,520,240	102
Accumulated depreciation	(247,514,312)	(62)	(188,447,604)	(51)
Advance payments and construction in progress	26,091,313	6	28,119,627	8

Net property, plant and equipment	188,286,752	47	217,192,263	59

GOODWILL (Note 2)	2,264,536	1	2,612,926	1

OTHER ASSETS
Deferred charges—net (Notes 2, 9 and 20)	7,947,331	2	9,792,490	3
Deferred income tax assets (Notes 2 and 13)	1,070,596	—	9,712,567	2
Refundable deposits (Notes 18 and 20)	177,379	—	543,469	—
Idle assets (Note 2)	94,296	—	339,400	—
Assets leased to others (Note 2)	84,347	—	87,246	—
Miscellaneous	—	—	9,250	—

Total other assets	9,373,949	2	20,484,422	5

TOTAL ASSETS	$396,416,862	100	$370,015,511	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)

	2003		2002
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Payables to related parties (Note 18)	$4,500,140	1	$2,466,998	1
Accounts payable	6,083,876	2	4,849,234	1
Payables to contractors and equipment suppliers	7,117,884	2	14,004,383	4
Accrued expenses and other current liabilities (Notes 2, 11 and 21)	7,836,084	2	5,839,488	1
Current portion of bonds (Note 10)	5,000,000	1	4,000,000	1

Total current liabilities	30,537,984	8	31,160,103	8

LONG-TERM LIABILITIES
Bonds—net of current portion (Note 10)	30,000,000	7	35,000,000	10
Other long-term payables (Notes 11 and 20)	3,300,829	1	4,281,665	1

Total long-term liabilities	33,300,829	8	39,281,665	11

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 12)	2,600,251	1	2,210,542	1
Guarantee deposits (Note 20)	763,489	—	1,395,066	—
Deferred gain on sales and leaseback (Note 2)	—	—	114,928	—

Total other liabilities	3,363,740	1	3,720,536	1

Total liabilities	67,202,553	17	74,162,304	20

SHAREHOLDERS’ EQUITY (Notes 2 and 15)
Capital stock—$10 par value
Authorized: 24,600,000 thousand shares
Issued:
Common—20,266,619 thousand shares in 2003 and 18,622,887 thousand shares in 2002	202,666,189	51	186,228,867	50
Preferred—1,300,000 thousand shares	—	—	13,000,000	4
Capital surplus:
Merger and others (Note 2)	56,802,829	14	56,961,753	15
Treasury stock (Note 3)	53,056	—	43,036	—
Retained earnings:
Appropriated as legal reserve	20,802,137	5	18,641,108	5
Appropriated as special reserve	68,945	—	—	—
Unappropriated earnings	50,229,008	13	22,151,089	6
Others:
Unrealized loss on long-term investments (Note 2)	(35)	—	(194,283)	—
Cumulative translation adjustments (Note 2)	225,408	—	945,129	—
Treasury stock (at cost)—40,597 thousand shares in 2003 and 42,001 thousand shares in 2002 (Notes 2, 3 and 16)	(1,633,228)	—	(1,923,492)	—

Total shareholders’ equity	329,214,309	83	295,853,207	80

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$396,416,862	100	$370,015,511	100

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	2003		2002
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$206,157,918		$164,805,296
SALES RETURNS AND ALLOWANCES (Note 2)	(4,253,577)		(3,843,967)

NET SALES	201,904,341	100	160,961,329	100
COST OF SALES (Notes 14 and 18)	129,012,704	64	108,994,184	68

GROSS PROFIT	72,891,637	36	51,967,145	32

OPERATING EXPENSES (Notes 14 and 18)
Research and development	12,712,695	6	11,440,332	7
General and administrative	6,337,845	3	5,210,083	3
Marketing	1,193,520	1	1,140,424	1

Total operating expenses	20,244,060	10	17,790,839	11

INCOME FROM OPERATIONS	52,647,577	26	34,176,306	21

NON-OPERATING INCOME AND GAINS
Interest (Note 2)	819,377	1	1,008,147	1
Investment income recognized by equity method—net (Notes 2 and 7)	791,424	—	—	—
Gain on disposal of property, plant and equipment (Note 2)	438,804	—	273,998	—
Technical service income (Notes 18 and 20)	209,764	—	204,350	—
Gain on sales of investments	114,817	—	32,169	—
Other (Note 18)	291,613	—	244,229	—

Total non-operating income	2,665,799	1	1,762,893	1

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 8, 10 and 21)	1,576,343	1	2,119,935	1
Loss on impairment of property, plant and equipment and idle assets (Note 2)	1,401,585	1	—	—
Foreign exchange loss—net (Notes 2 and 21)	755,713	—	120,568	—
Loss on disposal of property, plant and equipment	373,472	—	221,955	—
Amortization of premium expense from option contracts—net (Notes 2 and 21)	153,783	—	419,513	—

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2003		2002
	Amount	%	Amount	%
Investment loss recognized by equity method—net (Notes 2 and 7)	$—	—	$5,716,510	4
Casualty loss—net (Note 2)	—	—	119,485	—
Other	24,205	—	108,778	—

Total non-operating expenses	4,285,101	2	8,826,744	5

INCOME BEFORE INCOME TAX	51,028,275	25	27,112,455	17
INCOME TAX EXPENSE (Notes 2 and 13)	3,769,575	2	5,502,164	4

NET INCOME	$47,258,700	23	$21,610,291	13

	2003		2002
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (Note 17)
Basic earnings per share	$2.51	$2.33	$1.32	$1.05

Diluted earnings per share	$2.51	$2.33	$1.32	$1.05

The pro forma net income and earnings per share for the adoption of SFAS No. 30 “Accounting for Treasury Stock” is as follows (Notes 3 and 16):

NET INCOME	$47,337,094	$21,584,382

EARNINGS PER SHARE
Basic earnings per share	$2.33	$1.05

Diluted earnings per share	$2.33	$1.05

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)	(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars)

	Capital Stock Issued				Capital Surplus
	Preferred stock		Common stock		From merger	Additional paid-in capital	From long- term investments	Excess on foreign bond investments	Gain on sales of properties	Donation	Treasury stock	Total
	Shares (thousand)	Amount	Shares (thousand)	Amount

BALANCE, JANUARY 1, 2002	1,300,000	$13,000,000	16,832,554	$168,325,531	$24,132,297	$23,172,550	$246,381	$9,410,632	$166,518	$55	$—	$57,128,433
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	107,078	1,070,783	—	—	—	—	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	—	—	—	—	—
Stock dividends—10%	—	—	1,683,255	16,832,553	—	—	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	—	—	—	—
Net income in 2002	—	—	—	—	—	—	—	—	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	—	—	—	—	—	—	—	—	(166,518)	—	—	(166,518)
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	—	—	—	—	(162)	—	—	—	—	(162)
Unrealized loss on long-term investments from investees	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—	—	—	—	—	—	—	—	—
Capital surplus resulted from sales of treasury stock	—	—	—	—	—	—	—	—	—	—	43,036	43,036

BALANCE, DECEMBER 31, 2002	1,300,000	13,000,000	18,622,887	186,228,867	24,132,297	23,172,550	246,219	9,410,632	—	55	43,036	57,004,789
Redemption and retirement of preferred stock	(1,300,000)	(13,000,000)	—	—	—	—	—	—	—	—	—
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	153,901	1,539,013	—	—	—	—	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	—	—	—	—	—
Stock dividends—8%	—	—	1,489,831	14,898,309	—	—	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	—	—	—	—
Net income in 2003	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	—	—	(158,924)	—	—	—	—	(158,924)
Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	—		—	—	—
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Sale of treasury stock	—	—	—	—	—	—	—	—	—	—	10,020	10,020

BALANCE, DECEMBER 31, 2003	—	$—	20,266,619	$202,666,189	$24,132,297	$23,172,550	$87,295	$9,410,632	$—	$55	$53,056	$56,855,885

					Unrealized Loss on Long-term Investments	Cumulative Translation Adjustments	Treasury Stock	Total Shareholders’ Equity
	retained earnings
	Legal reserve	Special reserve	Unappropriated earnings	Total

BALANCE, JANUARY 1, 2002	$17,180,067	$349,941	$19,977,402	$37,507,410	$—	$1,228,701	$—	$277,190,075
Appropriations of prior year’s earnings
Legal reserve	1,448,317	—	(1,448,317)	—	—	—	—	—
Special reserve	—	(349,941)	349,941	—	—	—	—	—
Bonus to employees—stock	—	—	(1,070,783)	(1,070,783)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	(455,000)	(455,000)	—	—	—	(455,000)
Stock dividends—10%	—	—	(16,832,553)	(16,832,553)	—	—	—	—
Remuneration to directors and supervisors	—	—	(133,848)	(133,848)	—	—	—	(133,848)
Net income in 2002	—	—	21,610,291	21,610,291	—	—	—	21,610,291
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	12,724	—	153,794	166,518	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	162	162	—	—	—	—
Unrealized loss on long-term investments from investees	—	—	—	—	(194,283)	—	—	(194,283)
Translation adjustments	—	—	—	—	—	(283,572)	—	(283,572)
Reclassification of stocks of a parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—	—	—	(1,923,492)	(1,923,492)
Capital surplus resulted from sales of treasury stock	—	—	—	—	—	—	—	43,036

BALANCE, DECEMBER 31, 2002	18,641,108	—	22,151,089	40,792,197	(194,283)	945,129	(1,923,492)	295,853,207
Redemption and retirement of preferred stock	—	—	—	—	—	—	—	(13,000,000)
Appropriations of prior year’s earnings
Legal reserve	2,161,029	—	(2,161,029)	—	—	—	—	—
Special reserve	—	68,945	(68,945)	—	—	—	—	—
Bonus to employees—stock	—	—	(1,539,013)	(1,539,013)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	(455,000)	(455,000)	—	—	—	(455,000)
Stock dividends—8%	—	—	(14,898,309)	(14,898,309)	—	—	—	—
Remuneration to directors and supervisors	—	—	(58,485)	(58,485)	—	—	—	(58,485)
Net income in 2003	—	—	47,258,700	47,258,700	—	—	—	47,258,700
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	—	—	—	(158,924)
Reversal of unrealized loss on long-term investment of investees	—	—	—	—	194,248	—	—	194,248
Translation adjustments	—	—	—	—	—	(719,721)	—	(719,721)
Sale of treasury stock	—	—	—	—	—	—	290,264	300,284

BALANCE, DECEMBER 31, 2003	$20,802,137	$68,945	$50,229,008	$71,100,090	($35)	$225,408	($1,633,228)	$329,214,309

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$47,258,700	$21,610,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,786,114	57,621,462
Deferred income taxes	3,639,971	5,489,503
Investment loss (income) recognized by equity method—net	(791,424)	5,716,510
Loss on impairment of property, plant, and equipment, and idle assets	1,401,585	—
Loss (gain) on sales of investments	(79,149)	2,403
Gain on disposal of property, plant and equipment—net	(65,332)	(52,043)
Accrued pension cost	389,709	355,689
Allowance for doubtful receivables	86,158	(170,628)
Allowance for sales returns and others	(237,042)	(218,484)
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	(4,817,137)	(9,659,627)
Notes receivable	50,347	116,342
Accounts receivable—net	(4,412,467)	10,462,189
Inventories—net	(566,822)	(1,835,918)
Other financial assets	(112,073)	(248,952)
Prepaid expenses and other current assets	422,395	(98,777)
Increase (decrease) in:
Payables to related parties	2,033,142	384,392
Accounts payable	1,234,642	3,725,340
Accrued expenses and other current liabilities	1,447,119	1,088,409

Net cash provided by operating activities	108,668,436	94,288,101

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Short-term investments	(12,529,448)	—
Long-term investments	(3,006,374)	(10,187,730)
Property, plant and equipment	(37,247,465)	(54,443,595)
Proceeds from sales of:
Long-term investments	476,405	1,402
Property, plant and equipment	177,307	494,805
Increase in deferred charges	(2,137,932)	(5,724,583)
Decrease in refundable deposits	366,090	229,443
Decrease in other assets—miscellaneous	9,250	—

Net cash used in investing activities	(53,892,167)	(69,630,258)

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of (repayment on) bonds payable	($4,000,000)	$10,000,000
Redemption of preferred stock	(13,000,000)	—
Decrease in guarantee deposits	(631,577)	(5,815,906)
Remuneration paid to directors and supervisors	(58,485)	(133,848)
Cash dividends paid for preferred stocks	(455,000)	(455,000)

Net cash provided by (used in) financing activities	(18,145,062)	3,595,246

NET INCREASE IN CASH AND CASH EQUIVALENTS	36,631,207	28,253,089
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	61,656,795	33,403,706

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$98,288,002	$61,656,795

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest of NT$138,668 thousand and NT$165,857 thousand in 2003 and 2002, respectively)	$1,652,579	$1,771,682

Income tax paid	$2,500	$12,661

Noncash investing and financing activities:
Reclassification of parent company stock held by subsidiaries from long-term investments to treasury stock	$—	$1,923,492

Current portion of bonds	$5,000,000	$4,000,000

Current portion of other long-term payables	$1,591,972	$1,157,299

Reclassification of long-term investment to short-term investment	$29,571	$—

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated January 12, 2004)	(Concluded)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (the Company or TSMC), a Republic of China corporation, was incorporated as a venture among the Government of the Republic of China, acting through the Development Fund of the Executive Yuan; Koninklijke Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged in the manufacturing, selling, packaging and testing, and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines for Securities Issuers’ Financial Reporting and accounting principles generally accepted in the Republic of China. Significant accounting policies are summarized as follows:

Classification of Current and Non-current Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments consist of government bonds, money market funds, government bonds acquired under repurchase agreements, bond funds and listed stocks. The investments are carried at the lower of cost or market value. A decline in value is recorded as investment loss and cash dividends are recorded as investment income in the current period.

An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value. The cost of investments sold is accounted for using the weighted-average method.

The market values of government bonds are determined using the daily-volume- weighted-average yield/price conversion. The market value of funds are determined using the net asset value of the funds, and the market value of listed stocks are determined using the average-closing price for the last month of the period.

Allowance for Doubtful Receivables

Allowance for doubtful receivables are provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of it’s customers as well as it’s internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The four criteria used by the Company to recognize revenue are determining if there is a contractual arrangement, whether delivery or performance has occurred, whether the selling price is fixed or determinable and whether collectibility is reasonably assured. Allowance for sales returns and others is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed by the Company and its customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process. Replacement value represents net realizable value for raw materials, supplies and spare parts. Scrap and slow-moving items are recognized in allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method. The Company’s proportionate share in the net income or net loss of investee companies is recognized as components of the “investment income/loss recognized by equity method—net” account. When acquiring shares of stock, the difference between the cost of investment and the Company’s proportionate share of investee’s net book value is amortized using straight-line method over five years, and is also recorded as a component of the “investment income/loss recognized by equity method—net”. The Company adopted Statements of Financial Accounting Standards (SFAS) No. 30, “Accounting for Treasury Stock” on January 1, 2002. SFAS No. 30 requires a parent company to reclassify its capital stock held by its subsidiaries from short/long-term investments to treasury stock.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in equity investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to “capital surplus” as well as the “long-term investments” accounts. In the event an investee uses its capital surplus, excluding any reserve for asset revaluation, to offset its accumulated deficit, the Company will record a corresponding entry equivalent to its proportionate share of the investee’s adjustment. If an investee’s functional currency is a foreign currency, “cumulative translation adjustments” will result from the process of translating the investee’s financial statements into the reporting currency of the Company.

Investments in companies wherein the Company does not exercise significant influence are accounted for using the cost method. Cash dividends are recognized as income in the year received but are accounted for as a reduction in the carrying values of the investment if the dividends are received in the same year that the related investment is acquired. Stock dividends are recognized neither as investment income nor increase of the investment but are recorded only as an increase in the number of shares held. An allowance is recognized for any decline in the market value of investments with readily determinable fair market value with the corresponding amount recorded as an unrealized loss within of shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The carrying values of investments whose fair market value is not readily determinable are reduced to reflect an other than temporary decline in their values with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the cost of the funds is lower than its net asset values, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of investments sold are determined using the weighted-average method.

A loss is recognized on publicly-traded investments that are reclassified from long-term to short term investments when the market value is lower than the book value.

If an investee company has an unrealized loss on its long-term investment using the lower-of-cost-or-market method, the Company will recognize a corresponding unrealized loss in proportion to its equity interest in the investee company and record the amount as a component of shareholders’ equity.

Gains or losses on sales from the Company to non-majority owned investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

Gains or losses on sales by investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments, and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings—10 to 20 years; machinery and equipment—5 years; and office equipment—3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, and any gain or loss is charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of the consideration paid for companies acquired over the fair market value of identifiable net assets acquired. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of software and system design costs, technology know-how, bond issuance costs and technology license fees. The amounts are amortized as follows: software and system design costs—3 years, technology know-how—5 years, bond issuance costs—the term of the bonds, technology license fee—the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension Costs

Net periodic pension costs are recorded on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gain are amortized over 25 years.

Deferred Gain on Sale and Leaseback

The gain on the sale of property that is simultaneously leased back is deferred by the Company and amortized as an adjustment of rental expenses over the term of the lease.

Casualty Loss

Casualty losses resulted primarily from the March 31, 2002 earthquake and were recorded when incurred. Any insurance recoveries were recorded when probable up to the amount of the loss. Recoveries in excess of the amount of the loss were recorded when realized.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits and net operating loss carryforwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or non-current based on the expected length of time before it is realized.

Any tax credit arising from the purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprise are recognized using the current method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

As of January 1, 1998, income taxes on unappropriated earnings of 10% are expensed in the year of shareholder approval which is the year subsequent to the year incurred.

Foreign Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transaction occurs. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, foreign-currency assets and liabilities are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign-currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rate and the resulting differences are charged to income. Also, the receivables and payables related to the forward contract are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

The Company enters into interest rate swap transactions to manage exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

Reclassification

Certain accounts in the financial statements as of and for the year ended December 31, 2002 have been reclassified to conform to the financial statements as of and for the year ended December 31, 2003.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In accordance with the SFAS No. 30, “Accounting for Treasury Stock” and other relevant regulations from Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by its subsidiaries from long-term investments to treasury stock. The reclassification is based on the carrying value recorded by the Company’s subsidiaries as of January 1, 2002. The adoption of SFAS No. 30 resulted in a decrease of long-term investments and an increase of treasury stock by NT$1,923,492 thousand as of December 31, 2002, and an increase in net income for the year ended December 31, 2002 by NT$25,909 thousand.

4.	CASH AND CASH EQUIVALENTS

	2003	2002
Cash and bank deposits	$92,340,643	$58,917,928
Government bonds acquired under repurchase agreements	5,947,359	2,738,867

	$98,288,002	$61,656,795

5.	SHORT-TERM INVESTMENTS

2003
Government bonds	$7,692,595
Money market funds	2,038,680
Government bonds acquired under repurchase agreements	1,800,000
Bond funds	1,000,000
Listed stocks	27,744

$12,559,019

Market value	$12,703,444

6.	INVENTORIES—NET

	2003	2002
Finished goods	$2,705,165	$3,610,547
Work in process	8,303,357	7,227,129
Raw materials	445,357	389,164
Supplies and spare parts	674,548	693,526

	12,128,427	11,920,366
Less—allowance for losses	(1,221,269)	(1,580,030)

	$10,907,158	$10,340,336

7.	LONG-TERM INVESTMENTS

	2003		2002
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
Shares of stock
Equity method
TSMC International Investment Ltd. (TSMC International)	$22,654,743	100	$22,265,157	100
TSMC Partners Ltd. (TSMC Partners)	4,116,934	100	3,753,733	100
Vanguard International Semiconductor Corporation (VIS)	4,077,198	28	2,415,297	25
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	2,759,376	32	3,136,115	32
TSMC Shanghai Company Limited (TSMC Shanghai)	1,901,428	100	—	—
Emerging Alliance Fund LLP (Emerging Alliance)	704,744	99	767,239	99
TSMC North America (TSMC—North America)	417,858	100	173,601	100
Global UniChip Corp. (GUC)	368,434	47	—	—
TSMC Japan K. K. (TSMC—Japan)	101,722	100	94,258	100
VisEra Technology Company Ltd. (VisEra)	50,231	25	—	—
Chi Cherng Investment Ltd. (Chi Cherng)	42,941	36	41,894	36
Hsin Ruey Investment Ltd. (Hsin Ruey)	42,006	36	39,815	36
Taiwan Semiconductor Manufacturing Company Europe B. V. (TSMC—Europe)	24,622	100	13,670	100
Ya Xin Technology (Ya Xin)	—	—	341,250	100

	37,262,237		33,042,029

Prepayment for subscribed stocks VIS	—		849,360

	—		849,360

Cost method
Publicly traded stock
Amkor Technology	—	—	280,748	—
Monolithic System Tech.	—	—	104,289	2
Taiwan Mask Corp.	—	—	32,129	2
Non-publicly traded stock
United Gas Co., Ltd.	193,584	11	193,584	11
Shin-Etsu Handotai Taiwan Company Ltd.	105,000	7	105,000	7
Hon Tung Venture Capital	83,916	10	83,916	10
W.K. Technology Fund IV	50,000	2	50,000	2

	432,500		849,666

Funds
Horizon Ventures	229,669	—	195,452	—
Crimson Asia Capital	40,947	—	41,988	—

	270,616		237,440

	$37,965,353		$34,978,495

On January 8, 2003, the Company’s investee company, VIS issued 600,000 thousand shares of common stock at a price of NT$7 per share of which the Company purchased a total of 230,882 thousand shares. As a result, its ownership in VIS increased from 25% to 28%.

The Company’s investees, Hsin Ruey, Chi Hsin and Kung Cherng were merged on October 30, 2002, with Hsin Ruey as the surviving company. In addition, the Company’s investees, Chi Cherng, Cherng Huei and Po Cherng were merged on October 30, 2002, with Chi Cherng as the surviving company. The mergers were accounted for as a pooling of interest. The Company’s direct ownership is approximately 36% in Hsin Ruey and approximately 36% in Chi Cherng subsequent to the merger.

The Company established Ya Xin in November 2002 and subsequently signed a merger agreement with GUC in December 2002. The merger was effective on January 4, 2003 and GUC is the surviving company.

The Company established TSMC Shanghai in August 2003, which is wholly owned by the Company.

In November 2003, the Company invested US$1,500 thousand in VisEra. The Company’s ownership in VisEra is 25% as of December 31, 2003.

The carrying value of investments accounted for using the equity method and the related investment gains or losses were determined based on the audited financial statements of the investees for the same period as the Company. The investment gains or (losses) of the investee companies consisted of the following:

	2003	2002
TSMC International	$876,814	($4,714,203)
TSMC North America	227,062	139,006
TSMC Partners	197,394	993,292
VIS	50,351	(821,771)
SSMC	(310,821)	(1,155,076)
Emerging Alliance	(218,094)	(142,151)
Others	(31,282)	(15,607)

	$791,424	($5,716,510)

The aggregate market value of the publicly traded stocks accounted for using the cost method was zero and $465,389 thousand as of December 31, 2003 and 2002, respectively.

8.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	2003	2002
Buildings	$29,384,609	$22,289,909
Machinery and equipment	214,296,129	163,208,908
Office equipment	3,833,574	2,948,787

	$247,514,312	$188,447,604

Information on the status of the expansion or construction plans of the Company’s manufacturing facilities as of December 31, 2003 is as follows:

Construction/ Expansion Plan	Estimated Complete Costs	Accumulated Expenditures	Actual Date of Starting Operations	Expected Date of Starting Operations
Fab 12 Phase 1	$85,364,800	$82,722,100	March 2002	—
Fab 14 Phase 1	67,047,200	27,189,600	—	2nd half of 2004 at the earliest

Interest expense (before deducting capitalized amounts of NT$138,668 thousand and NT$165,857 thousand for the year ended December 31, 2003 and 2002, respectively) were NT$1,715,011 thousand and NT$2,285,792 thousand for the year ended December 31, 2003 and 2002, respectively. The interest rates used for calculating the capitalized amounts was 2.8% and 5.283% for the year ended December 31, 2003 and 5.283% for the year ended December 31, 2002.

9.	DEFERRED CHARGES—NET

	2003	2002
Technology license fees	$5,084,684	$6,519,286
Software and system design costs	2,718,270	3,167,366
Other	144,377	105,838

	$7,947,331	$9,792,490

10.	BONDS

	2003	2002
Domestic unsecured bonds:
Issued in March 1998 and payable in March 2003 in one lump sum payment, 7.71% annual interest payable semi-annually	$—	$4,000,000
Issued in October 1999 and payable in October 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually, respectively	5,000,000	5,000,000
Issued in December 2000 and payable in December 2005 and 2007 in two installments, 5.25% and 5.36% annual interest payable annually, respectively	15,000,000	15,000,000
Issued in January 2002 and payable in January 2007, 2009 and 2012 in three installments, 2.6%, 2.75% and 3.00% annual interest payable annually, respectively	15,000,000	15,000,000

	$35,000,000	$39,000,000

As of December 31, 2003, future principal payments for the Company’s bonds are as follows:

Year of Repayment	Amount
2004	$5,000,000
2005	10,500,000
2007	7,000,000
2008 and thereafter	12,500,000

$35,000,000

11.	OTHER LONG-TERM PAYABLES

The Company entered into several license arrangements for certain semiconductor-related patents. Future payments under the agreements as of December 31, 2003 are as follows:

Year	Amount
2004	$1,591,972
2005	1,279,139
2006	458,703
2007	475,692
2008	271,824
2009 and thereafter	815,471

$4,892,801

12.	PENSION PLAN

The Company has a pension plan for all regular employees that provide benefits based on length of service and average monthly salary for the six-month period prior to retirement. The Company contributes at an amount equal to 2% of salaries paid every month to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China.

The changes in the plan assets and unfunded accrued pension cost for the years ended December 31, 2003 and 2002 are summarized as follows:

a.	Components of pension cost

	2003	2002
Service cost	$502,116	$442,294
Interest cost	109,671	121,552
Projected return on plan assets	(41,154)	(45,102)
Amortization	2,409	1,681

Net pension cost	$573,042	$520,425

(Continued)

	2003	2002
b. Reconciliation of the fund status of the plan and accrued pension cost
Benefit obligation
Vested benefit obligation	$21,895	$21,294
Nonvested benefit obligation	2,184,593	1,604,027

Accumulated benefit obligation	2,206,488	1,625,321
Additional benefits based on future salaries	1,752,208	1,300,712

Projected benefit obligation	3,958,696	2,926,033
Fair value of plan assets	(1,207,264)	(1,014,086)

Funded status	2,751,432	1,911,947
Unrecognized net transitional obligation	(141,091)	(149,391)
Unrecognized net gain (loss)	(10,090)	445,759
Accrued pension liabilities	—	2,227

Unfunded accrued pension cost	$2,600,251	$2,210,542

c. Actuarial assumptions
Discount rated used in determining present values	3.25%	3.75%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	3.25%	3.75%
d. Contributions to pension fund	$181,106	$164,720

e. Payments from pension fund	$3,490	$5,360

13.	INCOME TAX

a.	A reconciliation of income tax expense based on income before income tax at the statutory rate and current income tax expense before income tax credits is shown below:

	2003	2002
Income tax expense based on income before income tax at statutory rate (25%)	$12,757,069	$6,778,114
Tax-exempt income	(5,255,750)	(2,526,500)
Temporary and permanent differences	(728,904)	452,684

Current income tax expense before income tax credits	$6,772,415	$4,704,298

b. Income tax expense consists of:
Current income tax expense before income tax credits	$6,772,415	$4,704,298
Additional 10% on the unappropriated earnings	1,271,759	162,938
Income tax credits	(7,917,070)	(4,867,236)
Other income tax	2,500	12,661
Net change in deferred income tax liabilities (assets)
Investment tax credits	917,759	(2,510,192)
Temporary differences	(80,390)	1,072,086
Valuation allowance	2,802,602	6,927,609

	$3,769,575	$5,502,164

(Continued)

c.	Deferred income tax assets (liabilities) consist of the following:

Current:
Investment tax credits	$8,322,000	$3,320,000

Noncurrent:
Investment tax credits	$17,327,894	$23,247,653
Temporary differences	(3,485,451)	(3,565,841)
Valuation allowances	(12,771,847)	(9,969,245)

	$1,070,596	$9,712,567

d.	Integrated income tax information:

The balances of the imputation credit account as of December 31, 2003 and 2002 were NT$2,832 thousand and NT$6,650 thousand, respectively.

The expected and actual creditable ratio for 2003 and 2002 was 0.01% and 0.08%, respectively.

The imputation credits allocated to the shareholders are based on its balance as of the date of dividend distribution. The expected creditable ratio for 2003 may be adjusted when the distribution of the imputation credits are made.

e.	All retained earnings generated prior to December 31, 1997 were appropriated as of December 31, 2003 and 2002.

f.	As of December 31, 2003, investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$8,203,531	$3,938,319	2004
		3,792,734	3,792,734	2005
		4,823,691	4,823,691	2006
		1,680,360	1,680,360	2007

		$18,500,316	$14,235,104

Statute for Upgrading Industries	Research and development expenditures	$2,258,828	$2,258,828	2004
		3,111,472	3,111,472	2005
		3,322,453	3,322,453	2006
		2,275,560	2,275,560	2007

		$10,968,313	$10,968,313

Statute for Upgrading Industries	Personnel training	$48,097	$48,097	2004
		28,886	28,886	2005
		27,311	27,311	2006

		$104,294	$104,294

Statute for Upgrading Industries	Investments in important technology—based enterprises	$203,319	$203,319	2004
		138,864	138,864	2005

		$342,183	$342,183

g.	The sales generated from the following expansion and construction of the Company’s manufacturing plants are exempt from income tax:

Tax-Exemption Period
Construction of Fab 6	2001 to 2004
Construction of Fab 8—modules B	2002 to 2005
Expansion of Fab 2—modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006

h.	The tax authorities have examined income tax returns of the Company through 2000. However, the Company is contesting the assessment of the tax authority for 1992, 1993, 1997 and 1998. The Company believes that the Result of the contesting will have no significant unfavorable impact on the Company.

14.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	Year Ended December 31, 2003
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost
Salary	$7,392,295	$3,093,658	$10,485,953
Labor and health insurance	476,687	239,067	715,754
Pension	379,845	190,507	570,352
Other	273,780	159,569	433,349
Depreciation	55,699,522	2,298,375	57,997,897
Amortization	1,385,594	2,399,724	3,785,318

	$65,607,723	$8,380,900	$73,988,623

	Year Ended December 31, 2002
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost
Salary	$6,443,740	$2,996,574	$9,440,314
Labor and health insurance	427,992	216,154	644,146
Pension	349,279	177,267	526,546
Other	187,490	147,079	334,569
Depreciation	51,070,254	2,354,408	53,424,662
Amortization	2,161,467	2,035,333	4,196,800

	$60,640,222	$7,926,815	$68,567,037

15.	SHAREHOLDERS’ EQUITY

Capital, Capital Surplus and Retained Earnings

The Company has issued a total of 585,898 thousand ADSs which were traded on the NYSE as of December 31, 2003. The total number of common shares represented by all issued ADSs is 2,929,491 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be transferred to capital stock as stock dividends.

The Company’s Articles of Incorporation provide that the following shall be appropriated from annual earnings if in excess of any cumulative deficit:

a.	10% legal reserve; until the accumulated legal reserve has equaled the total paid-in capital of the Company;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remuneration to directors and supervisors and bonus to employees equals to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonus may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d.	Dividends to holders of preferred shares at a 3.5% annual rate, based on the period which the preferred shares have been outstanding. Following the redemption of all of its issued and outstanding preferred shares in May 2003, the Company amended its Articles of Incorporation on June 3, 2003, to remove the provision for issuance of any future dividends to preferred shareholders as of that date;

e.	The appropriation of any remaining balance shall be approved by the shareholders.

Dividends are distributed in shares of common stock or a combination of cash and common stock. Since the Company is in a capital-intensive industry and is currently in the growth stage of its operation, distributions of profits is made preferably in the form of stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal reserve is made until the reserve equals the aggregate par value of the Company’s outstanding capital stock. The reserve can only be used to offset a deficit or be distributed to capital stock as a stock dividend up to half of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of the Company.

A special reserve equivalent to the debit balance of any account shown in the shareholder’s equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries) shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the SFC. The special reserve is allowed to be appropriated when the debit balance of such accounts is reversed.

The appropriations of the earnings of 2002 and 2001 were approved in the shareholders’ meeting on June 3, 2003 and May 7, 2002, respectively. The appropriations and dividend per share are as follows:

	Appropriation of Earnings		Dividend Per Share (NT$)
	For Fiscal Year 2002	For Fiscal Year 2001	For Fiscal Year 2002	For Fiscal Year 2001
Legal reserve	$2,161,029	$1,448,317	$—	$—
Special reserve	68,945	(349,941)	—	—
Bonus paid to employees—in stock	1,539,013	1,070,783	—	—
Preferred stock dividend—in cash	455,000	455,000	0.35	0.35
Common stock dividend—in stock	14,898,309	16,832,553	0.80	1.00
Remuneration to directors and supervisors—in cash	58,485	133,848	—	—

	$19,180,781	$19,590,560

The above appropriation of the earnings in fiscal year 2002 and 2001 is consistent with the resolution of the meetings of board of directors on March 4, 2003 and March 26, 2002, respectively. If the above employee bonus and remuneration to directors and supervisors were paid in cash and charged against income for 2002 and 2001, the basic earnings per share for the years ended December 31, 2002 and 2001 would decrease from NT$1.14 to NT$1.05 and NT$0.83 to NT$0.76, respectively. The shares distributed as a bonus to employees represented 0.83% and 0.64% of the Company’s total outstanding common shares as of December 31, 2002 and 2001, respectively.

As of January 12, 2004, the board of directors has not resolved earnings appropriation for fiscal year 2003.

The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated as of January 1, 1998. An imputation credit account is maintained by the Company for such income tax and the tax credit allocated to each shareholder.

Employee Stock Option Plans

On October 29, 2003 and June 25, 2002, the SFC approved the Company’s Employee Stock Option Plans (the 2003 Plan and the 2002 Plan, respectively). The aforementioned plans provide qualified employees with 120,000 thousand and 100,000 thousand units of option rights, respectively, with each unit representing one common share of stock. The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of issuance. Under the terms of both plans, stock options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the date of grant. Under the 2002 Plan, there were 51,485 thousand option rights that had never been granted, or had been granted but cancelled. These un-granted or cancelled option rights expired as of December 31, 2003.

Information of outstanding stock option rights under 2003 and 2002 Plan is as follows:

	2003 Plan		2002 Plan
	Number of Outstanding Stock Option Rights (in Thousand)	Range of Exercise Price (NT$)	Number of Outstanding Stock Option Option Rights (in Thousand)	Range of Exercise Price (NT$)
Balance, January 1, 2003	—	—	19,369	46.86-48.70
Options granted	843	66.5	32,031	38.23-53.76
Options cancelled	(1)	66.5	(2,885)	38.23-53.76

Balance, December 31, 2003	842		48,515

The aforementioned number of outstanding option rights and exercise prices have been adjusted, taken stock dividends into consideration, in accordance with both plans.

Preferred Stock

The Company issued 1,300,000 thousand shares of unlisted Series A—preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under the Company’s Articles of Incorporation, as amended on June 3, 2003, the Company is no longer authorized to issue preferred stock.

The following are the rights of the preferred shareholders and the related terms and conditions prior to redemption:

Preferred shareholders

a.	are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

d.	have voting rights similar to that of the holders of common shares.

e.	have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the Company’s related obligations remain the same until the preferred shares are redeemed by the Company.

16.	TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

Purpose	Beginning Shares	Dividend	Sell	Ending Shares
Year ended December 31, 2003
Reclassification of parent company stock held by subsidiaries from long-term investment	42,001	3,357	4,761	40,597

Year ended December 31, 2002
Reclassification of parent company stock held by subsidiaries from long-term investment	39,270	3,818	1,087	42,001

Proceeds from the sale of treasury stock for the year ended December 31, 2003 and 2002 were NT$331,945 thousand and NT$96,501 thousand, respectively. As of December 31, 2003 and 2002, the book value of the treasury stock was NT$1,633,228 thousand and NT$1,923,492 thousand, respectively; the market value was NT$2,548,788 thousand and NT$2,048,164 thousand, respectively. The Company’s capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders.

17.	EARNINGS PER SHARE

Earnings per share (EPS) is computed as follows:

	Amounts (Numerator)			EPS (Dollars)
	Before Income Tax	After Income Tax	Share (Denominator) (Thousand)	Before Income Tax	After Income Tax
Year ended December 31, 2003
Net Income	$51,028,275	$47,258,700
Less—preferred stock dividends	(184,493)	(184,493)

Basic earnings per share
Income available to common shareholders	50,843,782	47,074,207	20,223,457	$2.51	$2.33

Effect of diluted securities—stock options	—	—	8,282

Diluted earnings per share
Income available to common shareholders	$50,843,782	$47,074,207	20,231,739	$2.51	$2.33

Year ended December 31, 2002
Income	$27,112,455	$21,610,291
Less—preferred stock dividends	(455,000)	(455,000)

Basic and diluted earnings per share
Income available to common shareholders	$26,657,455	$21,155,291	20,220,989	$1.32	$1.05

The potential common shares issuable under the employee stock option plans (see Note 15) are included in the denominator of the diluted EPS computation by using the treasury stock method under the SFAS No. 24, “Earnings Per Share”, but such shares resulted in a non-dilutive per share amount for the year ended December 31, 2002. The average number of shares outstanding for the EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic EPS before income tax and after income tax for the year ended December 31, 2002 to decrease from NT$1.43 to NT$1.32 and NT$1.14 to NT$1.05, respectively.

18.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	Industrial Technology Research Institute (ITRI); one of whose directors is the Chairman of the Company

b.	Philips; a major shareholder of the Company

c.	Subsidiaries

TSMC—North America

TSMC—Europe

TSMC—Japan

d.	Investees

VIS

SSMC

GUC

e.	Indirect subsidiaries

WaferTech, LLC (WaferTech)

TSMC Technology

The transactions with the aforementioned parties in addition to those disclosed in other notes, are summarized as follows:

	2003		2002
	Amount	%	Amount	%
For the years
Sales
TSMC—North America	$117,758,911	57	$94,433,401	57
Philips and its affiliates	3,577,054	2	2,909,008	2
GUC	549,471	—	—	—
ITRI	60,171	—	94,409	—
SSMC	873	—	7,018	—
VIS	19	—	92,119	—
WaferTech	—	—	1,152	—

	$121,946,499	59	$97,537,107	59

Purchase
WaferTech	11,433,083	36	9,955,154	41
SSMC	5,519,805	17	2,751,297	11
VIS	4,910,810	15	3,469,198	14

	$21,863,698	68	$16,175,649	66

Operating expense—rental
ITRI	$—	—	$40,401	3

(Continued)

	2003		2002
	Amount	%	Amount	%
Manufacturing expenses—technical assistance fee
Philips	$3,023,741	3	$2,849,517	4

Marketing expenses—commission
TSMC—Japan	$215,202	18	$208,226	23
TSMC—Europe	154,262	13	132,086	15

	$369,464	31	$340,312	38

Sales of property, plant and equipment
VIS	$15,125	9	$—	—

Non-operating income and gain
SSMC (technical service income mainly)	$201,869	8	$126,061	3
WaferTech	2,794	—	1,635	—
VIS	251	—	—	—

	$204,914	8	$127,696	3

At end of the year

Receivables
TSMC—North America	$13,946,638	93	$9,739,236	96
Philips and its affiliates	895,063	6	352,706	3
VIS	118,503	1	58,301	1
GUC	15,339	—	—	—
SSMC	14,489	—	5,678	—
ITRI	8,781	—	22,974	—
TSMC Technology	1,232	—	—	—
Others	580	—	4,593	—

	$15,000,625	100	$10,183,488	100

Payables
Philips and its affiliates	$1,579,568	35	$730,847	30
WaferTech	1,184,642	27	617,751	25
VIS	1,034,074	23	653,876	26
SSMC	634,647	14	391,426	16
TSMC—Japan	28,150	1	19,643	1
TSMC—Europe	16,026	—	29,520	1
TSMC—North America	12,241	—	14,511	1
TSMC Technology	10,792	—	9,424	—

	$4,500,140	100	$2,466,998	100

Refundable deposits—VIS	$150,840	85	$514,846	95

Except for WaferTech and TSMC—North America, sales to related parties are based on normal selling prices and collection terms. The payables to WaferTech represent the purchase of finished goods. The purchase prices of finished goods were determined in accordance with the related contractual agreements. The selling prices to TSMC—North America are approximately 99% of the comparable selling prices to third parties. The payment terms of related parties are thirty days from the date of monthly closing or thirty days from the date of invoice, which is not significantly different from payment terms with third parties.

19.	SIGNIFICANT LONG-TERM OPERATING LEASES

The Company leases land from the Science-Based Industrial Park (SBIP) Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$230,449 thousand. The agreements can be renewed upon their expiration.

Future remaining lease payments are as follows:

Year	Amount
2004	$230,449
2005	230,449
2006	230,449
2007	230,449
2008	206,406
2009 and thereafter	1,586,361

$2,714,563

20.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies as of December 31, 2003 are as follows:

a.	Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, the Company shall pay technical assistance fees at a percentage of net sales (as defined in the agreement) with respect to certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts the Company pays to any third party for settling any licensing/infringement disputes, provided that the fees to be paid after reduction will not be below a certain percentage of the net sales.

b.	Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of the Company’s production capacity.

c.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers who have made guarantee deposits to the Company. As of December 31, 2003, the Company has a total of US$22,557 thousand of guarantee deposits.

e.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore, and allowed the Company to invest in 32% of SSMC’s capital. The Company and Philips committed to buy a specific percentage of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling prices of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g.	The Company provided guarantees on loans amounting to US$60,000 thousand, US$40,000 thousand and US$440,000 thousand for TSMC Development, Inc. (TSMC Development), TSMC—North America and WaferTech, respectively.

h.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for license of certain technology to National. The agreement will remain in force for ten years and will be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request additional technology transfers under the same terms and conditions as the terminated TTA through January 2008.

i.	The Company entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for the Company to manufacture certain logic devices or other technologies required by the Company’s customers at selling prices agreed upon by the parties. The Company paid NT$1,200,000 thousand to VIS as a guarantee deposit. VIS shall return portions of the guarantee deposit without any interest to the Company upon reaching certain levels of purchase commitment by the Company. The contract will remain in force for five years. As of December 31, 2003, the refundable deposit was NT$150,840 thousand.

j.	Starting from 2001, the Company entered into several license arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be paid in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability and deferred charges which is amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

k.	In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.

l.	In December 2003, the Company entered into a Technology Development and License Agreement with Motorola Inc., to jointly develop 65nm SOI (silicon on insulator) technology and license related 90nm SOI technology. The resultant works of the 65nm SOI technology co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company shall pay royalty to Motorola, Inc. and share a portion of the costs associated with this joint development project.

m.	The Company filed a lawsuit in the US District Court of Northern California in December 2003 against Semiconductor Manufacturing International Corporation and certain of its subsidiaries for patent infringement and trade secret misappropriation. The suit also asks for injunctive relief along with monetary damages. The case is in the process of being reviewed by the court and, the probable impact is still unable to be reasonably estimated.

n.	Amounts available under unused letter of credits as of December 31, 2003 were NT$6,480 thousand, EUR21 thousand and Singapore dollar 85 thousand.

21.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for TSMC and investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchase from or sale to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees of which the Company exercises significant influence: Please see Table 8 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The Company entered into derivative financial instrument transactions for the year ended December 31, 2003 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. Certain information on these contracts is as follows:

a)	Outstanding forward exchange contracts as of December 31, 2003:

Financial Instruments	Maturity Period	Contract Amount (Nominal Amount) (in Thousand)
Sell	January 2004 to July 2004	US$ 1,805,000 (US$/NT$)
Buy	January 2004	EUR 7,500 (EUR/US$)
Buy	January 2004	JPY 748,405 (JPY/US$)

As of December 31, 2003, receivables from forward exchange contracts (included in the “other financial assets” account) aggregate approximately NT$76,385 thousand, and payables from forward exchange contracts (included in the “other current liabilities” account) aggregate approximately NT$174,019 thousand. Net exchange gain for the year ended December 31, 2003 was NT$321,033 thousand.

The assets and liabilities related to the above forward exchange contracts are as follows:

Assets and Liabilities	As of December 31, 2003 (in Thousand)
Time deposits	US$ 1,137,704
Accounts and notes receivable	US$ 789,927
Accounts payable	JPY 889,850
Accounts payable	EUR 9,364

b)	Interest rate swaps

The Company entered into interest rate swap contracts to manage exposures to floating interest rates on long-term liabilities. Net interest expense on these transactions for the year ended December 31, 2003 was NT$141,007 thousand.

Outstanding contracts as of December 31, 2003 were as follows:

Contract Date	Period	Amount (in Thousand)
July 1, 1999	July 1, 1999 to June 28, 2004	US$ 2,857
September 19, 2003	September 22, 2003 to December 15, 2005	NT$ 500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$ 500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$ 500,000
October 17, 2003	October 21, 2003 to December 15, 2005	NT$ 500,000
October 17, 2003	October 20, 2003 to December 15, 2005	NT$ 500,000
November 7, 2003	November 11, 2003 to December 15, 2005	NT$ 500,000

c)	Option contracts

The Company entered into foreign currency option contracts to manage exchange rate fluctuations arising from its anticipated US dollar cash receipts on export sales or its Yen and European currency obligations for purchases of machinery and equipment.

As of December 31, 2003, there were no outstanding option contracts.

For the year ended December 31, 2003, the Company realized premium income of NT$ 50,273 thousand and premium expense of NT$204,056 thousand.

d)	Transaction risk

i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company’s foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii)	Liquidity and cash flow risk and uncertainty of amount and term of future cash demand.

As of December 31, 2003, the Company’s future cash demand for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

	Forward Exchange Contracts
Term	Inflow	Outflow
	(In Thousand)	(In Thousand)
Within one year	NT$ 61,230,306	US$	1,821,340
	EUR 7,500
	JPY 748,405

The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company’s cost of capital into account. In addition, the exchange rates of forward foreign exchange contracts and option contracts are fixed. Therefore, there is no material fund raising risk and cash flow risk.

2)	Fair value of financial instruments

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousand)		(In Thousand)
Non-derivative financial instruments
Assets
Cash and cash equivalents	$98,288,002	$98,288,002	$61,656,795	$61,656,795
Short-term investments	12,559,019	12,703,444	—	—
Receivables from related parties	15,000,625	15,000,625	10,183,488	10,183,488
Notes and accounts receivable	13,917,807	13,917,807	9,555,687	9,555,687
Other financial assets	1,081,742	1,081,742	969,669	969,669
Long-term investments	37,965,353	46,144,338	34,978,495	38,909,570
Refundable deposits	177,379	177,379	543,469	543,469
Liabilities
Payables to related parties	4,500,140	4,500,140	2,466,998	2,466,998
Accounts payable	6,083,876	6,083,876	4,849,234	4,849,234
Payables to contractors and equipment suppliers	7,117,884	7,117,884	14,004,383	14,004,383
Bonds payable (includes current portion)	35,000,000	35,850,377	39,000,000	39,762,245
Other long-term payable (includes current portion)	4,892,801	4,892,801	5,438,964	5,438,964
Guarantee deposits	763,489	763,489	1,395,066	1,395,066
Derivative financial instruments
Forward exchange contracts (buy)	2,351	3,037	38,369	26,089
Forward exchange contracts (sell)	(99,984)	40,638	143,702	139,913
Interest rate swaps	—	2,093	23,994	(164,342)
Option	—	—	(50,273)	(410,132)

Fair values of financial instruments were determined as follows:

a)	The carrying amounts reported in the balance sheets for cash and cash equivalents, notes and accounts receivable, other financial assets, accounts payable, payables to contractors and equipment suppliers are approximate to their fair values.

b)	Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net asset value or book value of investment.

c)	Fair value of refundable deposits and guarantee deposits is based on carrying values.

d)	The fair value of bonds payable is the quoted market value. Fair value of other long-term payable is approximate to its carrying value.

e)	Fair value of derivative financial instruments is the estimated net receivable or (payable) if the contracts are terminated on the relevant balance sheet date.

The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

3)	Investment in Mainland China:

The Company filed an investment project with the Investment Commission of MOEA to establish a foundry in Mainland China. On February 27, 2003, the authority approved phase one of the foregoing project and permitted direct investment in establishing TSMC Shanghai. The Company entered into an investment related agreement with Shanghai Songjiang District People’s Government on June 8, 2003. On August 4, 2003, TSMC Shanghai has been established and is 100% held by the Company. TSMC Shanghai is engaged mainly in the manufacturing and selling of integrated circuits. The Company invested US$56,000 thousand on October 8, 2003.

22.	SEGMENT FINANCIAL INFORMATION

a.	Gross export sales

Area	2003	2002
America	$103,600,081	$86,045,821
Asia and others	63,349,186	49,916,588
Europe	11,706,059	9,216,429

	$178,655,326	$145,178,838

The export sales information is based on amounts billed to customers within the region.

b.	Major customers representing at least 10% of net total sales:

The Company only has one customer that accounts for at least 10% of its total sales. The sales to such customer amounted to $31,220,104 thousand and $32,769,054 thousand in 2003 and 2002 representing 15% and 20% of its total sales, respectively.

The Company entered into an exclusive distribution agreement with TSMC - North America on January 1, 2002. Under the distributor agreement, TSMC - North America purchases inventory from the Company, and in turn, sells the inventory to third-party customers.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

FINANCING PROVIDED FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Interest Rate	Transaction Amounts	Reasons For Short- term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company’s Financing Amount Limits (US$ in Thousand)
										Item	Value
1	TSMC International	TSMC Technology	Other receivables	$538,585	$538,585	4.25%	$—	Operating capital	$—	—	$—	N/A	$33,569,117
				(US$15,851)	(US$15,851)								(US$987,968)
													(Note 1)

		TSMC Development	Other receivables	$2,038,680	$2,038,680	1.50%	—	Operating capital	—	—	—
				(US$60,000)	(US$60,000)

2	TSMC Partners	TSMC Development	Other receivables	$2,718,240	$2,718,240	1.50%	—	Operating capital	—	—	—	N/A	(Note 2)
				(US$80,000)	(US$80,000)

Note 1: Not exceeding the issued capital of the Company.

Note 2: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

ENDORSEMENT/GUARANTEE PROVIDED FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/Guarantee Provider	Counter-party		Limits on Each Counter-party’s Endorsement/ Guarantee Amounts	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Value of Collateral Property, Plant and Equipment	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)
0	TSMC	TSMC Development	3	Not exceed 10% of the net worth of TSMC, and also limiting to the total paid-in capital of the endorsement/ guarantee company, unless otherwise approved by Board of Directors.	$6,795,600	$2,038,680	$—	0.62%	$82,303,577
					(US$200,000)	(US$ 60,000)
		TSMC—North America	2		1,359,120	1,359,120	—	0.41%
					(US$ 40,000)	(US$ 40,000)
		WaferTech	3		14,950,320	14,950,320	—	4.54%
					(US$440,000)	(US$440,000)

Note 1: 25% of the net worth of TSMC as of December 31, 2003.

Note 2: The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.

             The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

MARKETABLE SECURITIES HELD DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003				Note
				Shares/Units (Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
TSMC	Liquidity fund
	BOA Funds	—	Short-term investment	40,000	$1,359,120	N/A	$1,359,120
					(US$40,000)		(US$40,000)
	GS Funds	—	Short-term investment	20,000	679,560	N/A	679,560
					(US$20,000)		(US$20,000)

	Bond fund
	JF Taiwan Bond Fund	—	Short-term investment	34,343	500,000	N/A	503,421
	ABN AMRO Bond Fund	—	Short-term investment	34,794	500,000	N/A	503,490

	Bond
	2002 Government Bond Series A	—	Short-term investment	—	3,157,331	N/A	3,169,046
	2002 Government Bond Series E	—	Short-term investment	—	3,113,067	N/A	3,126,273
	1994 Government Bond Series C	—	Short-term investment	—	1,422,197	N/A	1,426,995
	Bonds with Repurchase Agreement	—	Short-term investment	—	1,800,000	N/A	1,802,572

	Stock
	Taiwan Mask Corp.	—	Short-term investment	7,094	27,744	2	132,967
	TSMC—North America	Subsidiary	Long-term investment	11,000	417,858	100	1,133,011	The treasury stocks in amounts of NT$ 715,153 thousand are deducted from the carrying value.
	TSMC—Europe	Subsidiary	Long-term investment	—	24,622	100	24,622
	TSMC—Japan	Subsidiary	Long-term investment	6	101,722	100	101,722
	VIS	Investee	Long-term investment	787,016	4,077,198	28	10,465,676
	TSMC International	Subsidiary	Long-term investment	987,968	22,654,743	100	22,654,743
	TSMC Partners	Subsidiary	Long-term investment	300	4,116,934	100	4,116,934
	SSMC	Investee	Long-term investment	382	2,759,376	32	2,759,376
	Emerging Alliance	Subsidiary	Long-term investment	—	704,744	99	704,744
	GUC	Investee	Long-term investment	39,040	368,434	47	403,962
	Vis Era	Investee	Long-term investment	5,100	50,231	25	50,231
	United Gas Co., Ltd.	—	Long-term investment	16,783	193,584	11	282,754
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500	105,000	7	147,999
	W.K. Technology Fund IV	—	Long-term investment	5,000	50,000	2	57,051
	Hon Tung Ventures Capital	—	Long-term investment	8,392	83,916	10	66,447

	Certificate
	Chi Cherng Investment	Investee	Long-term investment	—	42,941	36	501,505	The treasury stocks in amounts of NT$458,564 thousand are deducted from the carrying value.

(Continued)

				December 31, 2003						Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/ Units (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Hsin Ruey Investment	Investee	Long-term investment	—		$42,006	36		$501,517	The treasury stocks in amounts of NT$459,511 thousand are deducted from the carrying value.
	Equity
	Crimson Asia Capital	—	Long-term investment	N/A		40,947	N/A		40,947
	Horizon Ventures	—	Long-term investment	N/A		229,669	N/A		229,669
TSMC—North America	Stock
	TSMC	Parent company	Long-term investment	13,101		715,153	—		822,491
Chi Cherng Investment	Stock
	TSMC	Parent company	Short-term investment	13,735		458,564	—		862,340
	Certificate
	Hsin Ruey Investment	Major shareholder	Long-term investment	—		902,033	64		902,033
Hsin Ruey Investment	Stock
	TSMC	Parent company	Short-term investment	13,761		459,511	—		863,957
	Certificate
	Chi Cherng Investment	Major shareholder	Long-term investment	—		902,909	64		902,909
TSMC International	Stock
	InveStar	Subsidiary	Long-term investment	45,000	US$	46,403	97	US$	46,403
	InveStar II	Subsidiary	Long-term investment	51,300	US$	36,901	97	US$	36,901
	TSMC Development	Subsidiary	Long-term investment	1	US$	537,716	100	US$	537,716
	TSMC Technology	Subsidiary	Long-term investment	1		(US$7,918)	100		(US$7,918)
	3DFX Interactive Inc.	—	Long-term investment	68		—	—		—
	Liquidity fund
	BOA Fund	—	Short-term investment	30,300	US$	30,300	N/A	US$	30,300
TSMC Development	Stock
	WaferTech	Subsidiary	Long-term investment	—	US$	341,972	99	US$	341,972
InveStar	Stock
	PLX Technology, Inc.	—	Short-term investment	93	US$	180	—	US$	786
	Richtek Technology Corp.	—	Short-term investment	947	US$	121	2	US$	5,799
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	575	US$	203	3	US$	203
	Global Testing Corp.	—	Long-term investment	13,268	US$	5,295	10	US$	5,295
	Chipstrate Technologies, Inc.	—	Long-term investment	6,660	US$	308	9	US$	308
	Capella Microsystems, Inc.	—	Long-term investment	530	US$	156	—	US$	156
	Signia Technologies, Inc.	—	Long-term investment	701	US$	206	4	US$	206
	Advanced Power Electronics Corp.	—	Long-term investment	2,750	US$	1,376	5	US$	1,376
	Richtek Technology Corp.	—	Long-term investment	1,671	US$	204	3	US$	10,235

(Continued)

				December 31, 2003						Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/ Units (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	12	US$	1,221
	SiRF Technology Holdings, Inc.	—	Long-term investment	306	US$	1,333	1	US$	1,333
	Sensory, Inc.	—	Long-term investment	1,404	US$	312	5	US$	312
	LightSpeed Semiconductor Corporation	—	Long-term investment	2,252	US$	329	2	US$	329
	Tropian, Inc.	—	Long-term investment	1,758	US$	1,916	3	US$	1,916
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	5	US$	3,530
	Atheros Communications, Inc.	—	Long-term investment	1,607	US$	3,593	—	US$	3,593
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	3	US$	853
	Monolithic Power Systems, Inc.	—	Long-term investment	2,521	US$	2,000	12	US$	2,000
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	12	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	1,192	5	US$	1,192
	Match Lab, Inc.	—	Long-term investment	1,875	US$	375	9	US$	375
	Oridus, Inc. (Creosys, Inc.)	—	Long-term investment	1,500	US$	300	8	US$	300
	Incentia Design Systems, Inc.	—	Long-term investment	286	US$	92	2	US$	92
	IP Unity	—	Long-term investment	1,008	US$	494	2	US$	494
InveStar II	Stock
	WatchGuard Technologies, Inc.	—	Short-term investment	5	US$	30	—	US$	30
	RichTek Technology Corp	—	Short-term investment	465	US$	346	1	US$	2,848
	eChannel Option Holding, Inc.	—	Long-term investment	358	US$	251	6	US$	251
	Elcos Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	2	US$	101
	Procoat Technology	—	Long-term investment	4,165	US$	1,940	10	US$	1,940
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	177	US$	50	1	US$	834
	Auden Technology MFG Co., Ltd.	—	Long-term investment	953	US$	834	4	US$	1,151
	GeoVision, Inc.	—	Long-term investment	287	US$	132	1	US$	132
	EoNex Technologies, Inc.	—	Long-term investment	55	US$	3,048	6	US$	3,048
	Conwise Technology Co., Ltd.	—	Long-term investment	2,800	US$	979	14	US$	979
	Eon Technology, Inc.	—	Long-term investment	2,800	US$	965	8	US$	965
	Goyatek Technology, Inc.	—	Long-term investment	2,088	US$	727	8	US$	727
	TrendChip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	Ralink Technologies, Inc.	—	Long-term investment	1,833	US$	791	5	US$	791
	RichTek Technology Corp	—	Long-term investment	785	US$	583	2	US$	4,804
	Preferred stock
	Capella Microsystems, Inc.	—	Long-term investment	419	US$	122	3	US$	122
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	10	US$	1,560
	Oepic, Inc.	—	Long-term investment	4,997	US$	1,317	8	US$	1,317
	NanoAmp Solutions, Inc.	—	Long-term investment	250	US$	1,000	1	US$	1,000
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Monolithic Power Systems, Inc.	—	Long-term investment	804	US$	1,946	4	US$	1,946
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Newport Opticom, Inc.	—	Long-term investment	1,157	US$	402	9	US$	402
	Silicon Data, Inc.	—	Long-term investment	2,000	US$	750	7	US$	750

(Continued)

				December 31, 2003						Note
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	Shares/ Units (Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	6	US$	1,500
	Angstron Systems, Inc.	—	Long-term investment	1,567	US$	500	6	US$	500
	Tropian, Inc.	—	Long-term investment	1,464	US$	1,595	2	US$	1,595
	SiRF Technology, Inc.	—	Long-term investment	20	US$	131	—	US$	131
	LeadTONE Wireless, Inc.	—	Long-term investment	433	US$	131	6	US$	131
	Match Lab, Inc.	—	Long-term investment	313	US$	63	2	US$	63
	Kilopass Technology, Inc.	—	Long-term investment	3,887	US$	2,000	19	US$	2,000
	Fang Tek, Inc.	—	Long-term investment	5,556	US$	2,000	44	US$	2,000
	Alchip Technologies Ltd.	—	Long-term investment	2,125	US$	1,700	—	US$	1,700
	Elcos Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	—	US$	3,500
Emerging Alliance	Stock
	Global Investment Holding, Inc.	Investee	Long-term investment	10,000		$100,000	6		$100,000
	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	467	US$	334	1	US$	334
	Pixim, Inc.	—	Long-term investment	1,721	US$	2,382	3	US$	2,382
	Newport Opticom, Inc.	—	Long-term investment	962	US$	250	6	US$	250
	NetLogic Microsystems, Inc.	—	Long-term investment	602	US$	1,850	1	US$	1,850
	Ikanos Communication, Inc.	—	Long-term investment	5,116	US$	1,625	3	US$	1,625
	Quicksilver Technology, Inc.	—	Long-term investment	963	US$	2,488	4	US$	2,488
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Accelerant Networks, Inc.	—	Long-term investment	441	US$	460	1	US$	460
	Zenesis Technologies, Inc.	—	Long-term investment	861	US$	500	4	US$	500
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	5	US$	1,500
	Iridigm Display, Co.	—	Long-term investment	254	US$	500	1	US$	500
	XHP Microsystems, Inc.	—	Long-term investment	2,280	US$	750	6	US$	750
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	5	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	6	US$	1,000
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Next IO, Inc.	—	Long-term investment	800	US$	500	3	US$	500
	NuCORE Technology Inc.	—	Long-term investment	1,821	US$	1,000	2	US$	1,000
GUC	Bond fund
	Entrust KIRIN	—	Short-terminvestment	2,106		22,324	—		22,334
	Entrust Phoenix	—	Short-terminvestment	1,399		20,207	—		20,216
	TISC	—	Short-term investment	2,210		30,000	—		30,012
	Ta-Hua	—	Short-term investment	2,412		30,003	—		30,013
	E. Sun New Era	—	Short-term investment	962		10,000	—		10,004
	Shenghua 1699	—	Short-term investment	1,009		12,000	—		11,995
	Jihsun	—	Short-term investment	764		10,000	—		10,157
	Shenghua 5599	—	Short-term investment	931		10,000	—		10,004
	Mega Diamond	—	Short-term investment	2,734		30,105	—		30,118
	Polar	—	Short-term investment	1,968		20,060	—		20,068
	Ta-Hua GC Dollar	—	Short-term investment	38		13,691	—		13,732
	Taiwan Security Overseas Fund	—	Short-term investment	22		102,694	—		103,190

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance			Acquisition			Disposal							Ending Balance
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-Party	Nature of Relationship	Shares/ Units (Thousand)	Amount (US$ in Thousand)		Shares/ Units (Thousand)	Amount (US$ in Thousand)		Shares/ Units (Thousand)	Amount		Carrying Value (US$ in Thousand)		Gain (Loss) on Disposal		Shares/ Units (Thousand)	Amount (US$ in Thousand) (Note 1)
TSMC	Liquidity fund
	BOA Fund	Short-term investment	BOA	—	—		$—	120,000		$4,161,760	80,000		$2,785,760		$2,785,760		$—	40,000		$1,359,120
										(US$120,000)					(US$80,000)					(US$40,000)
	GS Fund	Short-term investment	Goldman Sachs	—	—		—	140,000		4,852,300	120,000		4,165,140		4,165,140		—	20,000		679,560
										(US$140,000)					(US$120,000)					(US$20,000)
	Bond fund
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	—		—	34,343		500,000	—		—		—		—	34,343		500,000
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	—	—		—	97,782		1,400,000	62,988		902,881		900,000		2,881	34,794		500,000
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	—	—		—	81,744		879,000	81,744		881,719		879,000		2,719	—		—
	Bond
	Bonds with Repurchase Agreement	Short-term investment	Several financial institutions	—	—		—	—		1,800,000	—		—		—		—	—		1,800,000
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—		—	—		3,157,331	—		—		—		—	—		3,157,331
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	—	—		—	—		3,113,067	—		—		—		—	—		3,113,067
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		—	—		1,422,197	—		—		—		—	—		1,422,197
	Stock
	Emerging Alliance	Long-term investment	Emerging Alliance	Subsidiary	—		767,239	—		174,030	—		—		—		—	—		704,744
	VIS	Long-term investment	VIS	Investee	677,471		3,264,657	109,545		766,815	—		—		—		—	787,016		4,077,198
	Amkor Technology	Long-term investment	—	—	505		280,748	—		—	505		301,209		280,748		20,461	—		—
	Monolithic System Tech.	Long-term investment	—	—	470		104,289	—		—	470		152,681		104,289		48,392	—		—
TSMC Partners	ADR
	TSMC	Short-term investment	—	—	762	US$	7,357	—		—	823	US$	8,407	US$	7,357	US$	1,050	—		—
											(Note 2)
InveStar II	Preferred stock
	Elcos Microdisplay Technology, Ltd.	Long-term investment	Elcos Microdisplay Technology, Ltd.	—	—		—	2,667	US$	3,500	—		—		—		—	2,667	US$	3,500
TSMC International	Liquidity fund
	BOA Fund	Short-term investment	BOA	—	—		—	87,300	US$	87,300	57,000	US$	57,000	US$	57,000		—	30,300	US$	30,300
GUC	Bond fund
	Taiwan Securities Overseas Fund	Short-term investment	—	—	—		—	22		102,694	—		—		—		—	22		102,694

Note 1:  The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion to the Company’s ownership percentage in investees.

Note 2:  Including stock dividend of 61 thousand units.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
TSMC	Fab 14	January 20, 2003	$180,665	By the construction progress	United Integrated Services	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	May 6, 2003	119,000	By the construction progress	United Integrated Services	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	June 17, 2003	134,500	By the construction progress	United Integrated Services	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	June 18, 2003	110,055	By the construction progress	Liquid Air Far East Co. Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	December 2, 2003	230,000	By the construction progress	China Steel Structure Co.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	December 2, 2003	285,000	By the construction progress	Fu Tsu Construction Co. Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Note/Accounts Payable or Receivable		Note
			Purchase/ Sale	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total
TSMC	TSMC—North America	Subsidiary	Sales	$117,758,911	57	Net 30 days from invoice date	None	None	$13,946,638	48	—
	Philips and its affiliates	Major shareholder	Sales	3,577,054	2	Net 30 days from invoice date	None	None	895,063	3	—
	GUC	Investee	Sales	549,471	—	30 days after monthly closing	None	None	15,339	—	—
	WaferTech	Subsidiary	Purchases	11,433,083	36	Net 30 days from invoice date	None	None	1,184,642	11	—
	SSMC	Investee	Purchases	5,519,805	17	Net 30 days from invoice date	None	None	634,647	6	—
	VIS	Investee	Purchases	4,910,810	15	Net 30 days from invoice date	None	None	1,034,074	10	—

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
TSMC	TSMC—North America	Subsidiary	$13,946,638	37 days	$3,907,505	—	$4,831,330	$—
	Philips and its affiliates	Major shareholder	895,063	64 days	97,618	Accelerate demand on account receivables	40	—

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2003			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
				December 31, 2003	December 31, 2002	Shares (Thousand)	Percentage of Ownership	Carrying Value (Note 1)
TSMC	TSMC—North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178	11,000	100	$417,858	$234,639	$227,062	Subsidiary
	TSMC—Europe	Amsterdam, The Netherlands	Marketing and engineering support	15,749	2,960	—	100	24,622	(13)	(13)	Subsidiary
	TSMC—Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760	6	100	101,722	2,451	2,451	Subsidiary
	TSMC—Shanghai	Shanghai, China	IC and other wafer equipment manufacturing and marketing	1,890,952	—	—	100	1,901,428	(1,306)	(1,306)	Subsidiary
	VIS	Hsin-Chu, Taiwan	IC design and manufacturing	8,119,816	6,503,640	787,016	28	4,077,198	179,359	50,351	Investee
	TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	31,445,780	987,968	100	22,654,743	876,814	876,814	Subsidiary
	Chi Cherng Investment	Taipei, Taiwan	Investment	300,000	300,000	—	36	42,941	(840)	108	Investee
	Hsin Ruey Investment	Taipei, Taiwan	Investment	300,000	300,000	—	36	42,006	(1,290)	1,252	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	4,116,934	199,401	197,394	Subsidiary
	SSMC	Singapore	Wafer manufacturing	6,408,190	6,408,190	382	32	2,759,376	(971,314)	(310,821)	Investee
	Emerging Alliance	Cayman Islands	Investment	1,179,690	1,005,660	—	99	704,744	(219,190)	(218,094)	Subsidiary
	GUC	Hsin-Chu, Taiwan	IC research, development, manufacturing, testing and marketing	409,920	341,250 (Note 3)	39,040	47	368,434	(88,517)	(33,005)	Investee
	VisEra	Hsin-Chu, Taiwan	Electronic spare parts manufacturing, material wholeselling and retailing	51,000	—	5,100	25	50,231	(3,076)	(769)	Investee

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The unrealized gain or loss and the gain or loss on disposal of the stocks held by subsidiaries are excluded.

Note 3: TSMC’s investee, Ya Xin, merged with GUC in January 2003. GUC is the surviving company.

Taiwan Semiconductor Manufacturing Company Ltd. and Subsidiaries

Consolidated Financial Statements as of December 31, 2003 and 2002

Together with Independent Auditors’ Report

Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers’ convenience. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

INDEPENDENT AUDITORS’ REPORT

January 12, 2004

The Board of Directors and the Shareholders

Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. and subsidiaries (the Company) as of December 31, 2003, and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Regulations for Auditing of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Ltd. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with the Guidelines for Securities Issuers’ Financial Reporting and generally accepted accounting principles in the Republic of China.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 30, “Accounting for Treasury Stock” on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock.

Deloitte & Touche

(T N Soong & Co and Deloitte & Touche (Taiwan)

    Established Deloitte & Touche Effective June 1, 2003)

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars, Except Par Value)

	2003		2002
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 5)	$102,988,896	26	$67,790,204	17
Short-term investments (Notes 2 and 6)	13,611,536	3	170,012	—
Receivables from related parties (Note 22)	1,052,175	—	439,659	—
Notes receivable	9,893	—	60,240	—
Accounts receivable	28,495,269	7	19,530,702	5
Allowance for doubtful receivables (Note 2)	(1,020,398)	—	(932,993)	—
Allowance for sales returns and others (Note 2)	(2,135,843)	—	(2,372,515)	(1)
Other financial assets (Note 25)	1,373,705	—	1,010,453	—
Inventories—net (Notes 2 and 7)	12,135,324	3	11,201,446	3
Deferred income tax assets (Notes 2 and 16)	8,398,205	2	3,401,729	1
Prepaid expenses and other current assets (Note 2)	1,632,908	—	2,238,221	1

Total current assets	166,541,670	41	102,537,158	26

LONG-TERM INVESTMENTS (Notes 2, 3, 8, and 20)
Equity method	7,255,239	2	5,551,412	2
Cost method	3,222,159	1	3,997,284	1
Funds	270,616	—	237,440	—
Prepayment for subscribed stocks	—	—	849,360	—

Total long-term investments	10,748,014	3	10,635,496	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9, 12 and 22)
Cost
Land and land improvements	855,394	—	874,907	—
Buildings	79,778,533	20	76,428,851	20
Machinery and equipment	372,042,314	91	343,951,592	88
Office equipment	7,457,538	2	6,996,027	2

Total cost	460,133,779	113	428,251,377	110
Accumulated depreciation	(275,013,069)	(68)	(210,101,159)	(54)
Advance payments and construction in progress	26,733,553	7	28,348,093	7

Net property, plant and equipment	211,854,263	52	246,498,311	63

GOODWILL (Note 2)	8,720,917	2	10,158,845	3

OTHER ASSETS
Deferred charges—net (Notes 2 and 10)	7,992,016	2	9,873,825	3
Deferred income tax assets (Notes 2 and 16)	1,111,367	—	9,773,226	2
Refundable deposits (Notes 22 and 24)	199,522	—	557,266	—
Idle assets (Note 2)	94,296	—	339,400	—
Assets leased to others (Note 2)	84,347	—	87,246	—
Miscellaneous	54,119	—	81,626	—

Total other assets	9,535,667	2	20,712,589	5

TOTAL ASSETS	$407,400,531	100	$390,542,399	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche report dated January 12, 2004)

	2003		2002
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans (Note 11)	$407,736	—	$729,813	—
Payables to related parties (Note 22)	3,248,289	1	1,776,149	—
Accounts payable	6,438,604	2	5,138,592	1
Payable to contractors and equipment suppliers	7,232,103	2	14,132,100	4
Accrued expenses and other current liabilities (Note 25)	8,820,776	2	5,947,229	2
Current portion of long-term liabilities (Notes 12, 13 and 14)	5,000,000	1	12,107,899	3

Total current liabilities	31,147,508	8	39,831,782	10

LONG-TERM LIABILITIES
Long-term bank loans (Note 12)	8,800,302	2	11,051,454	3
Long-term bonds payables (Note 13)	30,000,000	7	35,000,000	9
Other long-term payables (Note 14)	3,300,829	1	4,281,665	1

Total long-term liabilities	42,101,131	10	50,333,119	13

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 15)	2,601,450	1	2,211,560	1
Guarantee deposits (Note 24)	763,889	—	1,395,066	—
Others	1,483,245	—	822,167	—

Total other liabilities	4,848,584	1	4,428,793	1

MINORITY INTEREST IN SUBSIDIARIES (Note 2)	88,999	—	95,498	—

Total liabilities	78,186,222	19	94,689,192	24

SHAREHOLDERS’ EQUITY (Notes 2 and 18)
Capital stock—$10 par value
Authorized: 24,600,000 thousand shares
Issued: Common—20,266,619 thousand shares in 2003 and 18,622,887 thousand shares in 2002	202,666,189	50	186,228,867	48
Preferred—1,300,000 thousand shares	—	—	13,000,000	3
Capital surplus:
Merger and others (Note 2)	56,802,829	14	56,961,753	15
Treasury stock (Notes 3 and 20)	53,056	—	43,036	—
Retained earnings:
Appropriated as legal reserve	20,802,137	5	18,641,108	5
Appropriated as special reserve	68,945	—	—	—
Unappropriated earnings	50,229,008	12	22,151,089	5
Others:
Unrealized loss on long-term investments (Note 2)	(35)	—	(194,283)	—
Cumulative translation adjustments (Note 2)	225,408	—	945,129	—
Treasury stock (at cost)—40,597 thousand shares in 2003 and 42,001 thousand in 2002 (Notes 2, 3 and 20)	(1,633,228)	—	(1,923,492)	—

Total shareholders’ equity	329,214,309	81	295,853,207	76

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$407,400,531	100	$390,542,399	100

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2003		2002
	Amount	%	Amount	%
GROSS SALES (Notes 2, 22 and 26)	$207,279,137		$166,187,670
SALES RETURNS AND ALLOWANCES (Note 2)	(4,282,325)		(3,886,462)

NET SALES	202,996,812	100	162,301,208	100
COST OF SALES (Notes 17 and 22)	128,113,334	63	109,988,058	68

GROSS PROFIT	74,883,478	37	52,313,150	32

OPERATING EXPENSES (Notes 22 and 26)
Research and development	12,712,695	6	11,725,035	7
General and administrative	8,199,965	4	6,767,756	5
Marketing	2,670,237	2	2,231,320	1

Total operating expenses	23,582,897	12	20,724,111	13

INCOME FROM OPERATIONS	51,300,581	25	31,589,039	19

NON-OPERATING INCOME AND GAINS (Note 26)
Gain on sales of investments—net (Note 2)	3,538,081	2	—	—
Interest (Notes 2 and 25)	888,107	1	1,094,724	1
Gain on sales of property, plant and equipment (Note 2)	438,809	—	273,998	—
Technical service income (Notes 22 and 23)	209,764	—	162,149	—
Royalty income (Note 23)	—	—	527,126	—
Other (Note 22)	594,551	—	291,860	—

Total non-operating income and gains	5,669,312	3	2,349,857	1

NON-OPERATING EXPENSES AND LOSSES (Note 26)
Interest (Notes 2, 9 and 25)	1,891,009	1	2,616,740	2
Loss on impairment of property, plant and equipment and idle assets (Note 2)	1,506,199	1	244,430	—
Foreign exchange loss—net (Notes 2 and 25)	755,100	1	120,568	—
Loss on impairment of long-term investments (Note 2)	652,718	—	795,674	1
Loss on sales of property, plant and equipment (Note 2)	374,126	—	221,955	—
Investment loss recognized by equity method—net (Notes 2 and 8)	294,244	—	1,976,847	1
Amortization of premium from option contracts—net (Notes 2 and 25)	153,783	—	419,513	—

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2003		2002
	Amount	%	Amount	%
Loss on sales of investments—net (Note 2)	$—	—	$101,221	—
Casualty loss—net (Note 2)	—	—	119,485	—
Other	164,069	—	100,315	—

Total non-operating expenses and losses	5,791,248	3	6,716,748	4

INCOME BEFORE INCOME TAX (Note 26)	51,178,645	25	27,222,148	16
INCOME TAX EXPENSE (Notes 2 and 16)	3,922,957	2	5,636,648	3

INCOME BEFORE MINORITY INTEREST	47,255,688	23	21,585,500	13
MINORITY INTEREST IN LOSS OF SUBSIDIARIES (Notes 2 and 26)	3,012	—	24,791	—

CONSOLIDATED NET INCOME	$47,258,700	23	$21,610,291	13

	Income Before Income Tax and Minority Interest	Consolidated Net Income	Income Before Income Tax and Minority Interest	Consolidated Net Income
CONSOLIDATED EARNINGS PER SHARE (Note 21)
Basic earnings per share	$2.52	$2.33	$1.32	$1.05

Diluted earnings per share	$2.52	$2.33	$1.32	$1.05

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche report dated January 12, 2004)	(Concluded	)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars)

	Capital Stock Issued				Capital Surplus
	Preferred stock		Common stock		From merger	Additional paid-in capital	From long-term investments	Excess on foreign bond investments	Gain on sales of properties	Donation	Treasury stock	Total
	Shares (thousand)	Amount	Shares (thousand)	Amount
BALANCE, JANUARY 1, 2002	1,300,000	$13,000,000	16,832,554	$168,325,531	$24,132,297	$23,172,550	$246,381	$9,410,632	$166,518	$55	$—	$57,128,433
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	107,078	1,070,783	—	—	—	—	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	—	—	—	—	—
Stock dividends—10%	—	—	1,683,255	16,832,553	—	—	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	—	—	—	—
Net income in 2002	—	—	—	—	—	—	—	—	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	—	—	—	—	—	—	—	—	(166,518)	—	—	(166,518)
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	—	—	—	—	(162)	—	—	—	—	(162)
Unrealized loss on long-term investments from investees	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of stocks of parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—	—	—	—	—	—	—	—	—
Capital surplus resulted from sales of treasury stock	—	—	—	—	—	—	—	—	—	—	43,036	43,036

BALANCE, DECEMBER 31, 2002	1,300,000	13,000,000	18,622,887	186,228,867	24,132,297	23,172,550	246,219	9,410,632	—	55	43,036	57,004,789
Redemption and retirement of preferred stock	(1,300,000)	(13,000,000)	—	—	—	—	—	—	—	—	—	—
Appropriations of prior year’s earnings
Legal reserve	—	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	—	—	—	—	—	—	—	—
Bonus to employees—stock	—	—	153,901	1,539,013	—	—	—	—	—	—	—	—
Cash dividends paid for preferred stocks	—	—	—	—	—	—	—	—	—	—	—	—
Stock dividends—8%	—	—	1,489,831	14,898,309	—	—	—	—	—	—	—	—
Remuneration to directors and supervisors	—	—	—	—	—	—	—	—	—	—	—	—
Net income in 2003	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	—	—	(158,924)	—	—	—	—	(158,924)
Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	—		—	—	—
Translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Sale of treasury stock	—	—	—	—	—	—	—	—	—	—	10,020	10,020

BALANCE, DECEMBER 31, 2003	—	$—	20,266,619	$202,666,189	$24,132,297	$23,172,550	$87,295	$9,410,632	$—	$55	$53,056	$56,855,885

					Unrealized Loss on Long-term Investments	Cumulative Translation Adjustments	Treasury Stock	Total Shareholders’ Equity
	Retained Earnings
	Legal reserve	Special reserve	Unappropriated earnings	Total
BALANCE, JANUARY 1, 2002	$17,180,067	$349,941	$19,977,402	$37,507,410	$—	$1,228,701	$—	$277,190,075
Appropriations of prior year’s earnings
Legal reserve	1,448,317	—	(1,448,317)	—	—	—	—	—
Special reserve	—	(349,941)	349,941	—	—	—	—	—
Bonus to employees—stock	—	—	(1,070,783)	(1,070,783)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	(455,000)	(455,000)	—	—	—	(455,000)
Stock dividends—10%	—	—	(16,832,553)	(16,832,553)	—	—	—	—
Remuneration to directors and supervisors	—	—	(133,848)	(133,848)	—	—	—	(133,848)
Net income in 2002	—	—	21,610,291	21,610,291	—	—	—	21,610,291
Transfer of the capital surplus from gain on sales of property, plant and equipment to retained earnings	12,724	—	153,794	166,518	—	—	—	—
Transfer of the capital surplus from gain on sales of property, plant and equipment of investees to retained earnings	—	—	162	162	—	—	—	—
Unrealized loss on long-term investments from investees	—	—	—	—	(194,283)	—	—	(194,283)
Translation adjustments	—	—	—	—	—	(283,572)	—	(283,572)
Reclassification of stocks of parent company held by subsidiaries from long-term investments to treasury stock	—	—	—	—	—	—	(1,923,492)	(1,923,492)
Capital surplus resulted from sales of treasury stock	—	—	—	—	—	—	—	43,036

BALANCE, DECEMBER 31, 2002	18,641,108	—	22,151,089	40,792,197	(194,283)	945,129	(1,923,492)	295,853,207
Redemption and retirement of preferred stock	—	—	—	—	—	—	—	(13,000,000)
Appropriations of prior year’s earnings
Legal reserve	2,161,029	—	(2,161,029)	—	—	—	—	—
Special reserve	—	68,945	(68,945)	—	—	—	—	—
Bonus to employees—stock	—	—	(1,539,013)	(1,539,013)	—	—	—	—
Cash dividends paid for preferred stocks	—	—	(455,000)	(455,000)	—	—	—	(455,000)
Stock dividends—8%	—	—	(14,898,309)	(14,898,309)	—	—	—	—
Remuneration to directors and supervisors	—	—	(58,485)	(58,485)	—	—	—	(58,485)
Net income in 2003	—	—	47,258,700	47,258,700	—	—	—	47,258,700
Adjustment arising from changes in ownership percentage in investees	—	—	—	—	—	—	—	(158,924)
Reversal of unrealized loss on long-term investment of investees	—	—	—	—	194,248	—	—	194,248
Translation adjustments	—	—	—	—	—	(719,721)	—	(719,721)
Sale of treasury stock	—	—	—	—	—	—	290,264	300,284

BALANCE, DECEMBER 31, 2003	$20,802,137	$68,945	$50,229,008	$71,100,090	($35)	$225,408	($1,633,228)	$329,214,309

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche report dated January 12, 2004)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousand New Taiwan Dollars)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$47,258,700	$21,610,291
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	69,161,317	65,000,873
Deferred income taxes	3,665,383	5,421,020
Investment loss recognized by equity method—net	294,244	1,976,847
Loss on impairment of property, plant and equipment, and idle assets	1,506,199	244,430
Loss on impairment of long-term investments	652,718	795,674
Loss (gain) on sales of long-term investments—net	(78,694)	170,831
Gain on sales of property, plant and equipment—net	(64,683)	(52,043)
Accrued pension cost	389,890	355,705
Allowance for doubtful receivables	87,405	(167,499)
Allowance for sales returns and others	(236,672)	(209,036)
Minority interest in loss of subsidiaries	(3,012)	(24,791)
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivable from related parties	(612,516)	55,073
Notes receivable	50,347	116,342
Accounts receivable	(8,964,567)	426,934
Inventories—net	(933,878)	(1,373,118)
Other financial assets	(347,161)	(162,642)
Prepaid expenses and other current assets	605,001	(330,819)
Increase (decrease) in:
Payable to related parties	1,472,140	727,876
Accounts payable	1,300,012	3,740,713
Accrued expenses and other current liabilities	834,941	184,564

Net cash provided by operating activities	116,037,114	98,507,225

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) of short-term investments	(13,026,055)	1,184,419
Acquisitions of:
Long-term investments	(1,412,335)	(3,192,427)
Property, plant and equipment	(37,870,907)	(55,235,458)
Proceeds from sales of:
Long-term investments	505,702	53,048
Property, plant, and equipment	177,312	495,878
Increase in deferred charges	(2,138,087)	(5,724,583)
Decrease in refundable deposits	357,744	226,823
Decrease in other assets	4,610	2,711
Increase (decrease) in minority interest in subsidiaries	(3,487)	49

Net cash used in investing activities	(53,405,503)	(62,189,540)

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Short-term bank loans	($309,807)	($5,539,368)
Long-term bank loans	(8,915,557)	(4,397,306)
Long-term bonds	(4,000,000)	—
Decrease in guarantee deposits	(631,177)	(5,817,622)
Cash dividends paid for preferred stocks	(455,000)	(455,000)
Redemption of preferred stock	(13,000,000)	—
Remuneration paid to directors and supervisors	(58,485)	(133,848)
Proceeds from issuance of long-term bonds	—	10,000,000
Increase in issuance costs of financing	—	(3,002)

Net cash used in financing activities	(27,370,026)	(6,346,146)

NET INCREASE IN CASH AND CASH EQUIVALENTS	35,261,585	29,971,539
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(62,893)	262,370
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	67,790,204	37,556,295

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$102,988,896	$67,790,204

SUPPLEMENTAL INFORMATION
Interest paid (excluding amounts capitalized of NT$139,516 thousand and NT$213,686 thousand in 2003 and 2002, respectively)	$1,982,594	$2,301,765

Income tax paid	$218,954	$165,121

Noncash investing and financing activities:
Current portion of long-term liabilities	$5,000,000	$12,107,899

Current portion of other long-term payables	$1,591,972	$1,157,299

Reclassification of long-term investments to short-term investment	$140,984	$43,640

Reclassification of parent company stock held by subsidiaries from long-term investments to treasury stock	$—	$1,923,492

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche report dated January 12, 2004)	(Concluded	)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Koninklijke Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

TSMC has six direct wholly-owned subsidiaries: TSMC International Investment Ltd. (TSMC International), TSMC North America (TSMC—North America), Taiwan Semiconductor Manufacturing Company Europe B.V (TSMC—Europe), TSMC Japan K. K. (TSMC—Japan), TSMC Shanghai Company Limited (TSMC Shanghai, a newly established entity in 2003), and TSMC Partners, Ltd. (TSMC Partners). In addition, TSMC has the following consolidating subsidiaries: A 99.5% owned subsidiary, Emerging Alliance Fund, L.P. (Emerging Alliance) and two 36% owned affiliates—Chi Cherng Investment Co., Ltd. (Chi Cherng, which is 36% owned by TSMC and 64% owned by Hsin Ruey Investment Co., Ltd.) and Hsin Ruey Investment Co., Ltd. (Hsin Ruey, which is 36% owned by TSMC and 64% owned by Chi Cherng). TSMC International has two wholly-owned subsidiaries—TSMC Development, Inc. (TSMC Development) and TSMC Technology, Inc. (TSMC Technology), and two 97% owned subsidiaries—InveStar Semiconductor Development Fund, Inc. (InveStar) and InveStar Semiconductor Development Fund, Inc. (II) LDC (InveStar II). TSMC Development has a 99.996% owned subsidiary, WaferTech, LLC (WaferTech).

The following diagram presents information regarding the relationship and ownership percentages among TSMC and its consolidated subsidiaries as of December 31, 2003:

TSMC—North America is engaged in the sales and marketing of integrated circuits and semiconductor devices. TSMC—Europe, TSMC—Japan, TSMC Development and TSMC Technology are engaged mainly in marketing and engineering support activities. TSMC Shanghai is engaged in integrated circuits and other wafer equipment manufacturing and marketing. TSMC Partners, Chi Cherng and Hsin Ruey are engaged in investments. TSMC International is engaged in providing investment in companies involved in design, manufacture, and other related business in semiconductor industries. Emerging Alliance, InveStar and InveStar II are engaged in investing in new start-up technology companies. WaferTech is engaged in the manufacturing, selling, testing and designing of integrated circuits and other semiconductor devices.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines for Securities Issuers’ Financial Reporting and Accounting Principles generally accepted in the R.O.C. Significant accounting policies are summarized as follows:

Consolidation

TSMC consolidates the accounts of all majority (directly and indirectly) owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The consolidated financial statements include, as of and for the years ended December 31, 2003 and 2002, the accounts of TSMC, TSMC—North America, TSMC—Europe, TSMC—Japan, TSMC Shanghai, TSMC Partners, Emerging Alliance, Chi Cherng, Hsin Ruey and TSMC International and its subsidiaries, InveStar, InveStar II, TSMC Development (including WaferTech) and TSMC Technology. Ya Xin Technology, Inc. (Ya Xin), one of the consolidated entities in 2002, was dissolved after merging with Global UniChip Corp. (GUC) on January 4, 2003. Therefore, Ya Xin is not a consolidated entity in the consolidated financial statements of 2003. The Company’s consolidated financial statements of 2002 are not restated due to Ya Xin is not material to the Company. TSMC and the foregoing subsidiaries are hereinafter referred to collectively as the “Company”.

Minority interests in WaferTech (0.004% in 2003 and 0.006% in 2002), Emerging Alliance (0.5%), InveStar (3%) and InveStar II (3%) are presented separately in the consolidated financial statements.

Classification of Current and Non-current Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements acquired with maturities less than three months from date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments consist of government bonds, money market funds, government bonds acquired under repurchase agreements, bond funds and listed stocks. The investments are carried at the lower of cost or market value. Cash dividends are recorded as investment income in the current period. An allowance for decline in value is provided and is charged to current period earnings when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value. The cost of investments sold is accounted for using the weighted-average method.

The market values of government bonds are determined using the average of bid and ask prices of the government bonds. The market value of funds is determined using the net asset value of the funds, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period.

Allowance for Doubtful Receivables

Allowances for doubtful receivables are provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes net sales when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance, if applicable, have occurred, as well as the price is fixed or determinable and the collectibility is reasonably assured. An allowance is provided for any sales return and pricing discounts. Allowance for sales returns and pricing discounts is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from the invoice date for majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process. Replacement value represents net realizable value for raw materials, supplies and spare parts. The Company assesses the impact of changing technology on its inventory on-hand and write-off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, generally 180 days or less. Scrap and slow-moving items are recognized in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized as components of the “Investment income/loss recognized by equity method—net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of investee’s net book value is amortized using the straight-line method over five years and is recorded as a component of the “investment income/loss recognized by equity method—net” account. The Company adopted Statements of Financial Accounting Standards (SFAS) No. 30, “Accounting for Treasury Stock” on January 1, 2002. SFAS No. 30 requires the parent company to reclassify its capital stock held by its subsidiary from long-term investments to treasury stock.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the equity investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged to capital surplus. In the event an investee uses its capital surplus (excluding any reserve for asset revaluation) to offset its accumulated deficit, the Company records a corresponding entry equivalent to its proportionate share of the investee’s adjustment.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The market value of such investment is determined using the average-closing price of the listed stocks for the last month of the period. The carrying values of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the cost of the funds is lower than their net asset values, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

Investments in convertible notes are carried at cost.

The costs of investments sold are determined using the weighted-average method.

When investments in publicly-traded stocks are reclassified from long-term to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying value.

If an investee company recognizes an unrealized loss on its long-term investment using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its equity interest in the investee company and records the amount as a component of its shareholders’ equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage in the investee companies until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

Gains or losses on sales by investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments, and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements—20 years; buildings—10 to 20 years; machinery and equipment—5 to 10 years; and office equipment—3 to 7 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: software and system design costs—3 or 5 years, technology license fees—the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension Costs

TSMC records net periodic pension costs on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gains or losses are amortized over 25 years.

Casualty Loss

Casualty losses are recorded when incurred. Any insurance recoveries are recorded up to the amount of the loss when such recoveries are probable. Recoveries in excess of the amount of the loss are recorded when realized.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and net operating loss carry forwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as current or non-current based on the expected length of time before it is realized.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the current method.

Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

As of January 1, 1998, income taxes on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year incurred.

Foreign-Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage its currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing spot rate at the balance sheet date with the resulting differences charged to income. In addition, the receivables and payables related to forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

The Company enters into interest rate swap transactions to manage its exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

Translation of Foreign-Currency Financial Statements

ROC SFAS No. 14, “Accounting for Foreign-Currency Transactions,” applies to foreign subsidiaries that use the local foreign currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities—current rate on balance sheet date; shareholders’ equity—historical rate; income and expenses—weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Reclassification

Certain accounts in the consolidated financial statements as of and for the year ended December 31, 2002 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2003.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In accordance with the ROC SFAS No. 30, “Accounting for Treasury Stock” and other relevant regulations from Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by subsidiaries from long-term investments to treasury stock. The reclassification is based on the carrying value recorded by the Company’s subsidiaries as of January 1, 2002. The adoption of SFAS No. 30 resulted in a decrease in long-term investments and an increase in treasury stock by NT$1,923,492 thousand as of December 31, 2002, and an increase in consolidated net income for the year ended December 31, 2002 by NT$25,909 thousand.

4.	SIGNIFICANT ELIMINATION ENTRIES

Significant transactions and balances with subsidiaries that have been eliminated upon consolidation are as follows:

Company	Account	Amount	Transaction Entity
TSMC	Payables to related parties	$1,184,642	WaferTech
		16,026	TSMC—Europe
		28,150	TSMC—Japan
		12,241	TSMC—North America
		10,792	TSMC Technology
	Receivables from related parties	13,946,638	TSMC—North America
		1,232	TSMC Technology
	Sales	117,758,911	TSMC—North America
	Purchases	11,433,083	WaferTech
	Marketing expenses—commissions	215,202	TSMC—Japan
		154,262	TSMC—Europe
	Other non-operating income	2,794	WaferTech

TSMC International	Other receivables	2,038,680	TSMC Development
	Other receivables	339,780	TSMC Technology
	Interest receivable	198,805	TSMC Technology
	Interest receivable	1,787	TSMC Development
	Deferred revenue	670,970	TSMC Technology
	Interest income	14,343	TSMC Technology
	Interest income	1,810	TSMC Development

TSMC Partners	Other receivables	10,427,786	TSMC International
	Other receivables	2,718,240	TSMC Development
	Interest receivable	2,382	TSMC Development
	Deferred revenue	9,188,559	TSMC International
	Interest income	174,579	TSMC International
	Interest income	2,414	TSMC Development

TSMC Technology	Accounts receivable	2,194	WaferTech
	Management service income	25,112	WaferTech
	Technical service income	13,229	WaferTech

5.	CASH AND CASH EQUIVALENTS

	2003	2002
Cash and bank deposits	$97,041,537	$65,051,337
Government bonds acquired under repurchase agreements	5,947,359	2,738,867

	$102,988,896	$67,790,204

6.	SHORT-TERM INVESTMENTS

	2003	2002
Government bonds	$7,692,595	$—
Money market funds	3,068,213	—
Government bonds acquired under repurchase agreements	1,800,000	—
Bond funds	1,000,000	—
Listed stocks	50,728	170,012

	$13,611,536	$170,012

Market value	$14,054,511	$2,455,582

7.	INVENTORIES—NET

	2003	2002
Finished goods	$2,892,529	$3,837,245
Work in process	9,089,169	7,611,344
Raw materials	465,745	518,196
Supplies and spare parts	1,052,075	970,960

	13,499,518	12,937,745
Less—allowance for losses	(1,364,194)	(1,736,299)

	$12,135,324	$11,201,446

8.	LONG-TERM INVESTMENTS

	2003		2002
	Carrying Value	% of Owner- Ship	Carrying Value	% of Owner- Ship
Shares of stock
Equity method:
Publicly traded stocks
Vanguard International Semiconductor Corporation (VIS)	$4,077,198	28	$2,415,297	25
Non-publicly traded stocks
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	2,759,376	32	3,136,115	32
GUC	368,434	47	—	—
VisEra Technology Company Ltd. (VisEra)	50,231	25	—	—

	7,255,239		5,551,412

Prepayment for subscribed stocks
VIS	—		849,360	—

(Continued)

	2003		2002
	Carrying Value	% of Owner- Ship	Carrying Value	% of Owner- Ship
Cost method:
Common stocks
Publicly traded stocks
RichTek Technology Corp.	$26,728	5	$46,986	9
Amkor Technology Inc.	—	—	280,748	—
Monolithic System Technology, Inc.	—	—	104,289	2
Taiwan Mask Corp.	—	—	32,129	2
Non-publicly traded stocks
United Gas Co., Ltd.	193,584	11	193,584	11
Global Testing Corp.	179,905	10	179,882	10
Shin-Etsu Handotai Taiwan Co., Ltd.	105,000	7	105,000	7
Global Investment Holding, Inc.	104,144	6	100,000	6
EoNex Technologies, Inc.	103,580	6	70,305	6
Hong Tung Venture Capital	83,916	10	83,916	10
Procoat Technology Co., Ltd.	65,922	10	67,490	12
W.K. Technology Fund IV	50,000	2	50,000	2
Advanced Power Electronics Corp.	46,761	5	46,743	6
Conwise Technology Co., Ltd.	33,268	14	67,039	14
EON Technology, Inc.	32,788	8	33,606	9
TrendChip Technologies, Corp.	29,262	5	29,992	5
Auden Technology Mfg. Co., Ltd.	28,341	4	38,819	4
Ralink Technologies, Inc.	26,889	5	—	—
Goyatek Technology, Inc.	24,689	8	62,104	8
ChipStrate Technology, Inc.	10,451	9	10,426	9
Signia Technologies, Inc.	10,442	6	—	—
Programmable Microelectronics (Taiwan) Corp.	8,612	4	59,358	4
eChannel Option Holding, Inc.	8,515	6	—	—
Capella Microsystems, Inc.	5,306	—	—	—
GeoVision, Inc.	4,477	1	4,518	2
eLCOS Microdisplay Technology, Ltd.	917	1	—	—
Divio, Inc.	—	—	104	—

	1,183,497		1,667,038

Preferred stocks
Non-publicly traded stocks
Sonics, Inc.	224,646	10	229,787	10
Reflectivity, Inc.	142,436	15	146,262	15
Monolithic Power Systems, Inc.	134,092	16	137,135	16
Atheros Communications, Inc.	122,086	—	124,868	3
Tropian, Inc.	119,306	5	150,620	5
eLCOS Microdisplay Technology, Ltd.	118,920	—	—	—
Memsic, Inc.	103,964	23	106,344	23
Quicksilver Technology	84,548	4	82,153	4
Pixim, Inc.	80,932	3	87,845	3
Kilopass Technology, Inc.	67,956	19	69,506	18
Fang Tek, Inc.	67,956	44	—	—
NanoAmp Solutions, Inc.	62,946	4	64,397	4
NetLogic Microsystems, Inc.	62,859	1	65,005	1

(Continued)

	2003		2002
	Carrying Value	% of Owner- Ship	Carrying Value	% of Owner- Ship
Alchip Technologies, Ltd.	$57,763	—	$—	—
Ikanos Communications, Inc.	55,206	3	52,707	2
SiRF Technology Holdings, Inc.	49,753	1	50,878	1
OEpic Inc.	44,741	8	43,094	7
Advanced Analogic Technologies, Inc.	42,844	2	43,824	2
Integrated Memory Logic, Inc.	41,480	12	62,868	12
Axiom Microdevices Inc.	33,978	5	—	—
Optichron Inc.	33,978	6	—	—
NuCORE Technology, Inc.	33,978	2	—	—
Silicon Data, Inc.	25,484	7	34,753	7
XHP Microsystem, Inc.	25,483	6	26,353	6
Newport Opticom Inc.	22,139	15	63,288	15
Angstron Systems, Inc.	16,996	6	26,065	7
Iridigm Display, Co.	16,989	1	17,639	2
NextIO, Inc.	16,989	3	—	—
Zenesis Technologies, Inc.	16,989	4	17,569	4
IP Unity	16,781	2	56,856	2
Accelerant Networks, Inc.	15,630	1	35,138	1
Match Lab, Inc.	14,866	11	60,818	11
Quake Technologies, Inc.	11,340	1	35,138	1
LightSpeed Semiconductor Corp.	11,172	2	46,534	3
Sensory, Inc.	10,618	5	21,720	5
Oridus, Inc.	10,193	8	15,639	8
Audience, Inc.	8,495	2	—	—
LeadTONE Wireless, Inc.	4,462	6	8,270	6
Capella Microsystems, Inc.	4,134	3	23,667	12
Incentia Design Systems, Inc.	3,126	2	17,377	2
Mosaic Systems	408	6	17,569	6
FormFactor, Inc.	—	—	69,506	1
Ralink Technologies, Inc.	—	—	52,130	6
Litchfield Communications	—	—	35,138	6
Spreadtrum Communications, Inc.	—	—	35,138	—
HiNT Corp.	—	—	34,753	5
Equator Technologies, Inc.	—	—	24,675	2
Divio, Inc.	—	—	17,377	4
Signia Technologies, Inc.	—	—	15,639	12
eBest!, Inc.	—	—	3,370	1

	2,038,662		2,329,412

Convertible notes
eBest!, Inc.	—	—	834	—

Funds
Horizon Ventures	229,669	—	195,452	—
Crimson Asia Capital	40,947	—	41,988	—

	270,616		237,440

	$10,748,014		$10,635,496

The carrying value of investments accounted for using the equity method and the related investment gains or losses were determined based on the audited financial statements of the investees for the same period as the Company. The investment gains (losses) of the investee companies consisted of the following:

	2003	2002
SSMC	($310,821)	($1,155,076)
VIS	50,351	(821,771)
Others	(33,774)	—

	($294,244)	($1,976,847)

The aggregate market value of the publicly traded stocks accounted for using the cost method was $510,995 thousand and $500,351 thousand as of December 31, 2003 and 2002, respectively.

On January 8, 2003, TSMC’s investee company, VIS, issued 600,000 thousand shares of common stock at a price of NT$7 per share of which TSMC purchased a total of 230,882 thousand shares. As a result, its ownership in VIS increased from 25% to 28%.

In November 2003, TSMC purchased a 25% ownership in VisEra for US$1,500 thousand.

TSMC established Ya Xin in November 2002 and subsequently signed a merger agreement with GUC in December 2002. The merger was effective on January 4, 2003 and GUC is the surviving company. As of December 31, 2003, TSMC holds a 47% ownership interest in GUC.

9.	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2003 and 2002, accumulated depreciation consisted of the following:

	2003	2002
Land improvements	$154,062	$127,341
Buildings	31,665,779	24,140,506
Machinery and equipment	238,392,296	181,998,606
Office equipment	4,800,932	3,834,706

	$275,013,069	$210,101,159

Information on the status of expansion or construction plans of TSMC’s manufacturing facilities as of December 31, 2003 is as follows:

Construction/ Expansion Plan	Estimated Complete Costs	Accumulated Expenditures	Actual Date of Starting Operations	Expected Date of Starting Operations
Fab 12 Phase 1	$85,364,800	$82,722,100	March 2002	—
Fab 14 Phase 1	67,047,200	27,189,600	—	2nd half of 2004 at the earliest

For the years ended December 31, 2003 and 2002, interest expense (before deducting capitalized amounts of NT$139,516 thousand and NT$213,686 thousand in 2003 and 2002, respectively) were NT$2,030,525 thousand and NT$2,830,426 thousand, respectively. The interest rates used for the purpose of calculating the capitalized amount were 1.770% to 5.283% in 2003 and 2.070% to 5.283% in 2002.

10.	DEFERRED CHARGES—NET

	2003	2002
Technology license fees	$5,084,684	$6,519,334
Software and system design costs	2,719,199	3,167,366
Others	188,133	187,125

	$7,992,016	$9,873,825

11.	SHORT-TERM BANK LOANS

	2003	2002
Unsecured loan in US dollars:
US$12,000 thousand and US$21,000 thousand as of December 31, 2003 and 2002, respectively; annual interest at 1.52% and 1.82% in 2003 and 2002, respectively	$407,736	$729,813

As of December 31, 2003, TSMC provided NT$1,359,120 thousand (US$40,000 thousand) guarantee for the benefit of TSMC—North America for the above loan.

Unused credit lines as of December 31, 2003 aggregated approximately US$38,000 thousand.

12.	LONG-TERM BANK LOANS

	2003	2002
Secured loan:
US$199,000 thousand and US$318,000 thousand as of December 31, 2003 and 2002, respectively, repayable by February 2005, repaid US$119,000 thousand in 2003; annual floating interest at 1.8275% and 2.078% in 2003 and 2002, respectively	$6,761,622	$11,051,454
Unsecured loan:
US$60,000 thousand, repayable by December 2006, annual interest at 1.56%	2,038,680	—
US$200,000 thousand, repaid in December 2003, annual interest at 2.0375%	—	6,950,600

	$8,800,302	$18,002,054

As of December 31, 2003, TSMC provided NT$16,989,000 thousand (US$500,000 thousand) guarantee for the benefit of TSMC Development and WaferTech for the secured loan above. In addition, all assets of WaferTech with carrying amount of approximately NT$18,876,007 thousand (US$555,536 thousand) are pledged for the secured loan. WaferTech is required to be in compliance with certain financial covenants beginning December 31, 2002 under the secured loan agreement above. As of December 31, 2003, WaferTech was in compliance with all such financial covenants. Under the unsecured loan agreement above, the Company is required to be in compliance with certain financial covenants which, if violated, could result in the payment of this obligation becoming due prior to the originally scheduled maturity date. The Company was in compliance with these financial covenants as of December 31, 2003.

Unused credit lines for long-term bank loans as of December 31, 2003 aggregated approximately US$241,000 thousand.

As of December 31, 2003, future minimum principal payments under the Company’s long-term bank loan arrangements are as follows:

Year	Amount
2005	$6,761,622
2006	2,038,680

$8,800,302

13.	BONDS

	2003	2002
Domestic unsecured bonds:
Issued on March 4, 1998 and payable on March 4, 2003 in one lump sum payment, 7.71% annual interest payable semi-annually	$—	$4,000,000
Issued on October 21, 1999 and payable on October 21, 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually, respectively	5,000,000	5,000,000
Issued from December 4 to 15, 2000 and payable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% annual interest payable annually, respectively	15,000,000	15,000,000
Issued from January 10 to 24, 2002 and payable in January 2007, 2009 and 2012 in three equal payments, 2.60%, 2.75% and 3% annual interest payable annually, respectively	15,000,000	15,000,000

	$35,000,000	$39,000,000

As of December 31, 2003, future principal payments for TSMC’s bonds are as follows:

Year of Repayment	Amount
2004	$5,000,000
2005	10,500,000
2007	7,000,000
2008 and thereafter	12,500,000

$35,000,000

14.	OTHER LONG-TERM PAYABLES

TSMC entered into several license arrangements for certain semiconductor-related patents. Future minimum payments under the agreements as of December 31, 2003 are as follows:

Year	Amount
2004	$1,591,972
2005	1,279,139
2006	458,703
2007	475,692
2008	271,824
2009 and thereafter	815,471

$4,892,801

15.	PENSION PLAN

TSMC has a defined benefit plan for all regular employees that provide benefits based on length of service and average monthly salary for the six month period prior to retirement.

TSMC contributes at an amount equal to 2% of salaries paid every month to a Pension Fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and the amounts in the Fund are deposited in the Committee’s name with the Central Trust of China.

For the years ended December 31, 2003 and 2002, the changes in the Fund and accrued pension costs are summarized as follows:

	2003	2002
a. Components of pension cost
Service cost	$502,116	$442,294
Interest cost	109,671	121,552
Projected return on plan assets	(41,154)	(45,102)
Amortization	2,409	1,681

Net pension cost	$573,042	$520,425

b. Reconciliation of the fund status of the plan and unfunded accrued pension cost
	2003	2002
Benefit obligation
Vested benefit obligation	$21,895	$21,294
Nonvested benefit obligation	2,185,792	1,607,272

Accumulated benefit obligation	2,207,687	1,628,566
Additional benefits based on future salaries	1,752,208	1,300,712

Projected benefit obligation	3,959,895	2,929,278
Fair value of plan assets	(1,207,264)	(1,014,086)

Funded status	2,752,631	1,915,192
Unrecognized net transitional obligation	(141,091)	(149,391)
Unrecognized net gain (loss)	(10,090)	445,759

Unfunded accrued pension cost	$2,601,450	$2,211,560

c. Actuarial assumptions
Discount rate used in determining present values	3.25%	3.75%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	3.25%	3.75%
d. Contributions to pension fund	$181,106	$164,720

e. Payments from pension fund	$3,490	$5,360

16.	INCOME TAX

a.	A reconciliation of income tax expense based on income before income tax and minority interest at the statutory rate of 25% and current income tax expense before income tax credits is as follows:

	2003	2002
Income tax expense based on income before income tax and minority interest at the statutory rate	$12,881,547	$6,881,352
Tax-exempt income	(5,255,750)	(2,526,500)
Temporary and permanent differences	(732,681)	519,490

Current income tax expense before income tax credits	$6,893,116	$4,874,342

b. Income tax expense consists of:
Current income tax expense before income tax credits	$6,893,116	$4,874,342
Additional 10% tax on the unappropriated earnings	1,273,482	179,362
Income tax credits	(7,917,070)	(4,867,236)
Other income tax	7,988	29,160
Net change in deferred income tax liabilities (assets)
Net operating loss	(535,725)	(1,733,990)
Investment tax credits	917,759	(2,510,192)
Temporary differences	300,848	5,910,152
Valuation allowance	2,982,501	3,755,050
Adjustment of prior years’ taxes	58	—

Income tax expense	$3,922,957	$5,636,648

c. Deferred income tax assets (liabilities) consist of the following:
	2003	2002
Current
Investment tax credits	$8,322,000	$3,320,000
Temporary differences	385,221	81,729
Valuation allowance	(309,016)	—

	$8,398,205	$3,401,729

Noncurrent
Net operating loss	$8,388,063	$7,852,338
Investment tax credits	17,327,894	23,247,653
Temporary differences	(8,956,987)	(8,352,647)
Valuation allowance	(15,647,603)	(12,974,118)

	$1,111,367	$9,773,226

d.	Integrated income tax information:

The balances of TSMC’s imputation credit account as of December 31, 2003 and 2002 were NT$2,832 thousand and NT$6,650 thousand, respectively.

The expected and actual creditable ratio for 2003 and 2002 was 0.01% and 0.08%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may be adjusted when the distribution of the imputation credits are made.

e.	All retained earnings generated prior to December 31, 1997 were appropriated as of December 31, 2003 and 2002.

f.	As of December 31, 2003, TSMC’s investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchases of machinery and equipment	$8,203,531	$3,938,319	2004
		3,792,734	3,792,734	2005
		4,823,691	4,823,691	2006
		1,680,360	1,680,360	2007

		$18,500,316	$14,235,104

Statute for Upgrading Industries	Research and development expenditures	$2,258,828	$2,258,828	2004
		3,111,472	3,111,472	2005
		3,322,453	3,322,453	2006
		2,275,560	2,275,560	2007

		$10,968,313	$10,968,313

Statute for Upgrading Industries	Personnel training	$48,097	$48,097	2004
		28,886	28,886	2005
		27,311	27,311	2006

		$104,294	$104,294

Statute for Upgrading Industries	Investments in important technology-based enterprises	$203,319	$203,319	2004
		138,864	138,864	2005

		$342,183	$342,183

g.	As of December 31, 2003, the net operating loss carryforwards were generated from WaferTech, TSMC Development and TSMC Technology and will expire at various dates through 2023.

h.	The sales attributable to the following expansion and construction of TSMC’s manufacturing plants are exempt from income tax for the following periods:

Tax-Exemption Periods
Construction of Fab 6	2001 to 2004
Construction of Fab 8—module B	2002 to 2005
Expansion of Fab 2—modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006

i.	The tax authorities have examined income tax returns of TSMC through 2000. However, TSMC is contesting the assessment by the tax authority for 1992, 1993, 1997 and 1998. TSMC believes that any additional assessment will not have a material adverse effect on TSMC.

17.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	For the Year Ended December 31, 2003
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost
Salary	$9,014,068	$4,647,912	$13,661,980
Labor and health insurance	476,687	245,357	722,044
Pension	379,845	193,718	573,563
Other	339,500	304,398	643,898
Depreciation	61,988,138	2,398,768	64,386,906
Amortization	1,385,594	3,367,462	4,753,056

	$73,583,832	$11,157,615	$84,741,447

	For the Year Ended December 31, 2002
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost
Salary	$7,831,036	$4,195,974	$12,027,010
Labor and health insurance	427,992	220,527	648,519
Pension	349,279	185,457	534,736
Other	291,439	348,707	640,146
Depreciation	57,404,004	2,493,369	59,897,373
Amortization	2,161,950	2,938,670	5,100,620

	$68,465,700	$10,382,704	$78,848,404

18.	SHAREHOLDERS’ EQUITY

Capital, Capital Surplus and Retained Earnings

TSMC has issued 585,898 thousand ADSs which are traded on the NYSE as of December 31, 2003. The total number of common shares represented by all issued ADSs is 2,929,491 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be distributed as stock dividends.

TSMC’s Articles of Incorporation provide that the following shall be appropriated from annual earnings to the extent that the annual earnings exceed any accumulated deficit:

a.	10% legal reserve; until the amount of total legal reserve equals TSMC’s total paid-in capital;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remunerations to directors and supervisors and bonuses to employees equal to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d.	Dividends to holders of preferred shares at a 3.5% annual rate, based on the period which the preferred shares have been outstanding. Following the redemption of all of its issued and outstanding preferred shares in May 2003, TSMC amended its Articles of Incorporation on June 3, 2003 to remove the provision for issuance of any future dividends to preferred shareholders as of that date;

e.	The appropriation of any remaining balance shall be approved by the shareholders.

Dividends may be distributed in shares of common stock or a combination of cash and common stock. Distributions of profits are usually made in the form of a stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal reserve is made until the reserve equals the aggregate par value of TSMC’s outstanding capital stock. The reserve can only be used to offset an accumulated deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of TSMC.

A special reserve equivalent to the debit balance of any account shown in the shareholder’s equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries) shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the ROC SFC. The special reserve is allowed to be appropriated when the debit balance of such account is reversed.

The appropriations of earnings for 2002 and 2001 were approved in the shareholders’ meeting on June 3, 2003 and May 7, 2002, respectively. The appropriations and dividends per share are as follows:

	Appropriation of Earnings		Dividend Per Share (NT$)
	For Fiscal Year 2002	For Fiscal Year 2001	For Fiscal Year 2002	For Fiscal Year 2001
Legal reserve	$2,161,029	$1,448,317	$—	$—
Special reserve	68,945	(349,941)	—	—
Bonus paid to employees—in stock	1,539,013	1,070,783	—	—
Preferred stock dividend—in cash	455,000	455,000	0.35	0.35
Common stock dividend—in stock	14,898,309	16,832,553	0.80	1.00
Remuneration to directors and supervisors—in cash	58,485	133,848	—	—

	$19,180,781	$19,590,560

The above appropriation of earnings for 2002 and 2001 is consistent with the resolution of the meetings of board of directors on March 4, 2003 and March 26, 2002, respectively. If the above employee bonus and remuneration to directors and supervisors had been paid in cash and charged against income for 2002 and 2001, the basic earnings per share for the years ended December 31, 2002 and 2001 would decrease from NT$1.14 to NT$1.05 and NT$0.83 to NT$0.76, respectively. The shares distributed as a bonus to employees represented 0.83% and 0.64% of TSMC’s total outstanding common shares as of December 31, 2002 and 2001, respectively.

As of January 12, 2004, the board of directors had not resolved earnings appropriation for fiscal year 2003.

The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the TSMC on earnings generated as of January 1, 1998. An imputation credit account is maintained by TSMC for such income tax and the tax credit allocated to each shareholder.

Preferred Stock

TSMC issued 1,300,000 thousand shares of unlisted Series A—preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under TSMC’s Articles of Incorporation, as amended on June 3, 2003, TSMC is no longer authorized to issue preferred stock.

The preferred shareholders had the following rights and related terms and conditions prior to redemption:

Preferred shareholders

a.	Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	Have priority over the holders of common shares to the assets of TSMC available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

d.	Have voting rights similar to that of the holders of common shares.

e.	Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the TSMC’s related obligations remain the same until the preferred shares are redeemed by the TSMC.

19.	STOCK-BASED COMPENSATION PLANS

Stock Option Plans

On October 29, 2003 and June 25, 2002, the SFC approved TSMC’s Employee Stock Option Plans (the 2003 Plan and the 2002 Plan, respectively). The maximum number of units authorized to be granted under the 2003 Plan and the 2002 Plan was 120,000 thousand and 100,000 thousand, respectively, with each unit representing one common share of stock. The option rights may be granted to qualified employees of TSMC and its subsidiaries, including TSMC—North America and WaferTech. The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of both plans, stock option rights are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the date of grant. Under the 2002 Plan, there were 51,485 thousand option rights that were never been granted, or had been granted but cancelled. These un-granted or cancelled option rights expired as of December 31, 2003.

Information of outstanding stock option rights under the 2003 Plan and the 2002 Plan is as follows:

	2003 Plan		2002 Plan
	Number of Outstanding Stock Option Rights (In Thousands)	Range of Exercise Price (NT$)	Number of Outstanding Stock Option Rights (In Thousands)	Range of Exercise Prices (NT$)
Balance, January 1, 2003	—	—	19,369	46.86-48.70
Options granted	843	66.5	32,031	38.23-53.76
Options cancelled	(1)	66.5	(2,885)	38.23-53.76

Balance, December 31, 2003	842		48,515

For the 2002 Plan, the number of outstanding option rights and their exercise prices have been adjusted to reflect the issuance of stock dividends in accordance with the 2002 Plan.

In 1996, WaferTech adopted an Executive Incentive Plan, which was amended in 1997. Under the 1997 amendment, the Board of Directors approved the Senior Executive Incentive Plan and the Employee Incentive Plan (the WaferTech Plans) under which officers, key employees and non-employee directors may be granted stock option rights. The WaferTech Plans provide for 15,150 thousand option rights available for grant. For option rights granted to date, the option purchase price was equal to or exceeded the fair market value at the date of grant. As of December 31, 2003, 672 thousand stock options remain outstanding. The options will expire if not exercised at specified dates ranging from May 2006 and June 2011. No options were granted during the years ended December 31, 2003 and 2002 as a result of the implementation of the Stock Option Buyback Program as described below.

WaferTech Stock Option Buyback Program

In December 2000, WaferTech implemented a Stock Option Buyback Program (Buyback). The Buyback program provides employees with the right to sell back to WaferTech all vested stock options and outstanding ownership interests granted under the WaferTech Plans. The repurchase price for outstanding ownership interests is US$6. The repurchase price for vested stock options is US$6 less the exercise price of the option. As of December 31, 2003, WaferTech has repurchased 3,253 thousand outstanding ownership interests at a cost of US$19,519 thousand, and 6,913 thousand vested stock option rights at a cost of US$34,483 thousand. As of December 31, 2003, 164 thousand stock options are vested and may be sold back to WaferTech, and US$2,681 thousand was accrued in connection with the Buyback program.

Stock Appreciation Rights

In December 2000, WaferTech and TSMC—North America implemented a stock appreciation rights program (Appreciation). The Appreciation plan is designed to provide employees with a long-term incentive plan that tracks the appreciation of TSMC common stock through Stock Appreciation Rights (SARs). SARs provide each participant the right to receive, upon exercise, an amount in cash from WaferTech and TSMC—North America that is the excess of the market price of TSMC common stock on TSE on the date of exercise over the exercise price. As of December 31, 2003, WaferTech and TSMC—North America accrued US$1,735 thousand and US$3,032 thousand, respectively, in connection with the Appreciation. During 2002, benefits under the Appreciation plan for TSMC—North America were replaced by the stock option plans aforementioned. Accordingly, TSMC—North America does not intend to provide additional Appreciation plan benefits subsequent to the adoption of the stock option plans.

20.	TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

Purpose of Purchase	Beginning Shares	Dividend Distributed	Share Sold	Ending Shares
Year ended December 31, 2003
Reclassification of parent company stock held by subsidiaries from long-term investment	42,001	3,357	4,761	40,597

Year ended December 31, 2002
Reclassification of parent company stock held by subsidiaries from long-term investment	39,270	3,818	1,087	42,001

Proceeds from the sale of treasury stock for the years ended December 31, 2003 and 2002 were NT$331,945 thousand and NT$96,501 thousand, respectively. As of December 31, 2003 and 2002, the book value of the treasury stock was NT$1,633,228 thousand and NT$1,923,492 thousand, respectively; the market value was NT$2,548,788 thousand and NT$2,048,164 thousand, respectively. TSMC’s capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders.

21.	EARNINGS PER SHARE

Earnings per share (EPS) is computed as follows:

	Amounts (Numerator)		Share (Denominator) (Thousand)	EPS (Dollars)
	Income Before Income Tax and Minority Interest	Consolidated Net Income		Income Before Income Tax and Minority Interest	Consolidated Net Income
Year ended December 31, 2003
Income	$51,178,645	$47,258,700
Less—preferred stock dividends	(184,493)	(184,493)

Basic earnings per share
Income available to common shareholders	50,994,152	47,074,207	20,223,457	$2.52	$2.33

Effect of diluted securities—stock options	—	—	8,282

Diluted earnings per share
Income available to common shareholders	$50,994,152	$47,074,207	20,231,739	$2.52	$2.33

Year ended December 31, 2002
Income	$27,222,148	$21,610,291
Less—preferred stock dividends	(455,000)	(455,000)

Basic and diluted earnings per share
Income available to common shareholders	$26,767,148	$21,155,291	20,220,989	$1.32	$1.05

The potential common shares issuable under the employee stock option plans (see Note 19) are included in the denominator of the diluted EPS computation by using the treasury stock method under SFAS No. 24, “Earnings Per Share”; however, such shares resulted in a non-dilutive per share amount for the year ended December 31, 2002. The average number of shares outstanding for the EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic and diluted EPS before income tax and after income tax for the year ended December 31, 2002 to decrease from NT$1.43 to NT$1.32 and NT$1.14 to NT$1.05, respectively.

22.	RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere in the financial statements, the following is a summary of significant related party transactions:

a.	Industrial Technology Research Institute (ITRI), the Chairman of TSMC serves as one it its directors

b.	Philips, a major shareholder of TSMC

c.	Investees of TSMC

VIS

SSMC

GUC

The transactions with the aforementioned parties, in addition to those disclosed in other notes, are summarized as follows:

	2003		2002
	Amount	%	Amount	%
For the year ended

Sales
Philips and its affiliates	$3,577,054	2	$2,909,008	2
GUC	549,471	—	—	—
ITRI	60,171	—	94,409	—
SSMC	873	—	7,018	—
VIS	19	—	92,119	—

	$4,187,588	2	$3,102,554	2

Purchase
SSMC	$5,519,805	17	$2,751,297	11
VIS	4,910,810	15	3,469,198	14

	$10,430,615	32	$6,220,495	25

Operating expense—Rental
ITRI	$—	—	$40,401	—

Manufacturing expenses—Technical assistance fees
Philips	$3,023,741	3	$2,849,517	4

Sales of property, plant and equipment
VIS	$15,125	3	$—	—

Non-operating income and gains
SSMC (primarily technical service income, see Note 24f)	$201,869	4	$126,061	6
VIS	251	—	—	—

	$202,120	4	$126,061	6

(Continued)

	2003		2002
	Amount	%	Amount	%
At December 31

Receivables
Philips and its affiliates	$895,063	85	$352,706	80
VIS	118,503	11	58,301	13
GUC	15,339	2	—	—
SSMC	14,489	1	5,678	2
ITRI	8,781	1	22,974	5

	$1,052,175	100	$439,659	100

Payables
Philips and its affiliates	$1,579,568	49	$730,847	41
VIS	1,034,074	32	653,876	37
SSMC	634,647	19	391,426	22

	$3,248,289	100	$1,776,149	100

Refundable deposits—VIS (see Note 24h)	$150,840	76	$514,846	92

Sales to related parties are based on normal selling prices and collection terms, except for sales of property, plant and equipment and technical assistance fees, which were in accordance with the related contracts.

23.	SIGNIFICANT LONG-TERM LEASES

TSMC leases land from the Science-Based Industrial Park Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$230,449 thousand. The agreements can be renewed upon their expiration.

TSMC—North America leases its office premises and certain equipment under non-cancelable operating agreements. TSMC—Europe and TSMC—Japan entered into lease agreements for their office premises. The leases will expire between 2005 and 2010. Current annual rent payments aggregate to NT$118,787 thousand. The agreements can be renewed upon their expiration.

As of December 31, 2003, future remaining lease payments are as follows:

Year	Amount
2004	$349,236
2005	350,120
2006	349,867
2007	339,249
2008	318,379
2009 and thereafter	1,797,827

$3,504,678

24.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2003 are as follows:

a.	Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, TSMC shall pay technical assistance fees as a percentage of net sales, as defined in the agreement, with respect to certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts TSMC pays to any third party for settling any licensing/infringement disputes, provided that the fees to be paid after reduction will not be below a certain percentage of the net sales.

b.	Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of TSMC’s production capacity.

c.	Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2003, TSMC has a total of US$22,557 thousand of guarantee deposits.

e.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of December 31, 2003, TSMC’s equity interest in SSMC was 32%. TSMC and Philips are committed to buy specific percentages of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net sales of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, TSMC is relieved of further obligation to transfer additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

h.	TSMC entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for TSMC and agrees to manufacture certain logic devices or other products for TSMC’s customers at prices agreed upon by TSMC and VIS. TSMC paid NT$1,200,000 thousand to VIS as a guarantee deposit for the capacity reservation. VIS shall return portions of the guarantee deposit without any interest to TSMC upon reaching certain purchase commitments by TSMC. The contract will remain in force for five years. As of December 31, 2003, the refundable deposit was NT$150,840 thousand.

i.	Beginning in 2001, TSMC entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. TSMC has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to the cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

j.	In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project.

k.	In December 2003, TSMC entered into a Technology Development and License Agreement with Motorola Inc. to jointly develop 65nm SOI (silicon on insulator) technology. TSMC will also license related 90nm SOI technology from Motorola. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Motorola, Inc. and will share a portion of the costs associated with the joint development project.

l.	In December 2003, the Company filed a lawsuit in the US District Court of Northern California against Semiconductor Manufacturing International Corporation and certain of its subsidiaries for patent infringement and trade secret misappropriation. The suit also asks for injunctive relief along with monetary damages. The case is in the process of being reviewed by the court. The probable outcome cannot be reasonably estimated.

m.	Under an agreement signed with a certain company, TSMC Shanghai has the obligation to purchase certain assets within a specified period at the price agreed upon by both parties. TSMC Shanghai will compensate the other party in case of a breach of the agreement.

n.	Amounts available under unused letters of credit as of December 31, 2003 were NT$6,480 thousand, US$1,294 thousand, EUR21 thousand and Singapore dollar $85 thousand. Among the unused letters of credit, TSMC—North America has an outstanding irrevocable standby letter of credit with a financial institution for US$1,294 thousand. The standby letter of credit was entered into as security to the landlord of TSMC—North America’s office spaces in San Jose, California. In the event TSMC—North America defaults under this lease agreement, the landlord will draw on the standby letter of credit up to the amount of the default, but not to exceed the amount of the standby letter of credit. The standby letter of credit expires in October, 2004, and is renewable on an annual basis.

25.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 7 attached;

i.	Names, locations, and related information of investee on which the Company exercises significant influence: Please see Table 8 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The Company entered into derivative financial instruments transactions for the year ended December 31, 2003 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. Certain information on these contracts is as follows:

a)	Outstanding forward exchange contracts as of December 31, 2003

Financial Instruments	Maturity Period	Contract Amount (Nominal) (In Thousand)
Sell	January 2004 to July 2004	US$	1,805,000	(US$/NT$)
Buy	January 2004	EUR	7,500	(EUR/US$)
Buy	January 2004	JPY	748,405	(JPY/US$)

As of December 31, 2003, receivables from forward exchange contracts (included in the “other financial assets” account) aggregate NT$76,385 thousand, and payables from forward exchange contracts (included in the “other current liabilities” account) aggregate NT$174,019 thousand. Net exchange gain for the year ended December 31, 2003 was NT$321,033 thousand.

As of December 31, 2003, the underlying assets and liabilities related to the above forward exchange contracts are as follows:

Assets and Liabilities	(In Thousand)
Time deposits	US$	1,137,704
Accounts and notes receivable	US$	789,927
Accounts payable	JPY	889,850
Accounts payable	EUR	9,364

b)	Interest rate swaps

The Company entered into interest rate swap contracts to manage related interest rates on its long-term loans. Net interest expense on these transactions for the year ended December 31, 2003 was NT$141,007 thousand.

Outstanding contracts as of December 31, 2003 were as follows:

Contract Date	Period	Contract Amount (In Thousand)
July 1, 1999	July 1, 1999 to June 28, 2004	US$	2,857
September 19, 2003	September 22, 2003 to December 15, 2005	NT$	500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$	500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$	500,000
October 17, 2003	October 21, 2003 to December 15, 2005	NT$	500,000
October 17, 2003	October 20, 2003 to December 15, 2005	NT$	500,000
November 7, 2003	November 11, 2003 to December 15, 2005	NT$	500,000

c)	Option contracts

The Company entered into foreign currency option contracts to manage exchange rate fluctuations arising from its anticipated US dollar cash receipts on export sales or its Yen and European currency obligations for purchases of machinery and equipment.

As of December 31, 2003, there were no outstanding option contracts.

For the year ended December 31, 2003, the Company realized premium income of NT$ 50,273 thousand and premium expense of NT$204,056 thousand.

d)	Transaction risk

i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company’s foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii)	Liquidity and cash flow risk and uncertainty of amount and term of future cash demand.

As of December 31, 2003, the Company’s future cash demand for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

	Forward Exchange Contracts
Term	Inflow		Outflow
	(In Thousand)		(In Thousand)
Within one year	NT$	61,230,306	US$	1,821,340
	EUR	7,500
	JPY	748,405

The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company’s cost of capital into account. In addition, the exchange rates of forward foreign exchange contracts and option contracts are fixed. Therefore, there is no material fund raising risk and cash flow risk.

2)	Fair value of financial instruments

	December 31
	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivative financial instruments
Assets
Cash and cash equivalents	$102,988,896	$102,988,896	$67,790,204	$67,790,204
Short-term investments	13,611,536	14,054,511	170,012	2,455,582
Receivables from related parties	1,052,175	1,052,175	439,659	439,659
Notes and accounts receivables	28,505,162	28,505,162	19,590,942	19,590,942
Other financial assets	1,373,705	1,373,705	1,010,453	1,010,453
Long-term investments	10,748,014	17,815,445	10,635,496	12,750,029
Refundable deposits	199,522	199,522	557,266	557,266
Liabilities
Short-term bank loans	407,736	407,736	729,813	729,813
Payables to related parties	3,248,289	3,248,289	1,776,149	1,776,149
Accounts payable	6,438,604	6,438,604	5,138,592	5,138,592
Payable to contractors and equipment suppliers	7,232,103	7,232,103	14,132,100	14,132,100
Long-term bank loans (includes current portion)	8,800,302	8,800,302	18,002,054	18,002,054
Bonds payable (includes current portion)	35,000,000	35,850,377	39,000,000	39,762,245
Other long-term payables (includes current portion and other liabilities-others)	5,649,461	5,649,461	5,616,220	5,616,220
Guarantee deposits	763,889	763,889	1,395,066	1,395,066
Derivative financial instruments
Forward exchange contracts (buy)	2,351	3,037	38,369	26,089
Forward exchange contracts (sell)	(99,984)	40,638	143,702	139,913
Interest rate swaps	—	2,093	23,994	(164,342)
Options	—	—	(50,273)	(410,132)

Fair values of financial instruments were determined as follows:

a)	The carrying amounts reported in the balance sheets for cash and cash equivalents, notes and accounts receivable, other financial assets, accounts payable, payables to contractors and equipment suppliers are approximate to their fair values.

b)	Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net asset value or book value of investment.

c)	Fair value of refundable deposits and guarantee deposits is based on carrying values.

d)	The fair value of long-term bank loans is its carrying value with the floating interest rate. The fair value of bonds payable is the quoted market value. Fair value of other long-term payables approximates the carrying value.

e)	Fair value of derivative financial instruments is the estimated net receivable or (payable) if the contracts are terminated on the relevant balance sheet date.

The fair values of some financial and non-financial instruments are not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

3)	Investment in Mainland China:

TSMC filed an investment project with the Investment Commission of MOEA to establish a foundry in Mainland China. On February 27, 2003, the authority approved phase one of the aforementioned project and permitted direct investment in mainland China. Subsequently, TSMC entered into an investment related agreement with Shanghai Songjiang District People’s Government on June 8, 2003. On August 4, 2003, TSMC Shanghai, a wholly-owned subsidiary of TSMC, was established. TSMC Shanghai is engaged mainly in the manufacturing and selling of integrated circuits. TSMC made a capital investment in TSMC Shanghai in the amount of US$56,000 thousand on October 8, 2003.

26.	SEGMENT FINANCIAL INFORMATION

a.	Geographic information:

	Overseas	Taiwan	Adjustments and Elimination	Consolidated
2003
Sales to unaffiliated customers	$118,851,382	$84,145,430	$—	$202,996,812
Transfers between geographic areas	11,494,868	117,758,911	(129,253,779)	—

Total sales	$130,346,250	$201,904,341	($129,253,779)	$202,996,812

Gross profit	$2,392,944	$72,891,637	($401,103)	$74,883,478

Operating expenses				(23,582,897)
Non-operating income and gains				5,669,312
Non-operating expenses and losses				(5,791,248)

Income before income tax				$51,178,645

Minority interest loss				$3,012

Identifiable assets	$52,276,269	$358,451,509	($14,075,261)	$396,652,517

Long-term investments				10,748,014

Total assets				$407,400,531

(Continued)

	Overseas	Taiwan	Adjustments and Elimination	Consolidated
2002
Sales to unaffiliated customers	$95,774,432	$66,526,776	$—	$162,301,208
Transfers between geographic areas	9,537,846	94,434,553	(103,972,399)	—

Total sales	$105,312,278	$160,961,329	($103,972,399)	$162,301,208

Gross profit	($19,865)	$51,967,145	$365,870	$52,313,150

Operating expenses				(20,724,111)
Non-operating income and gains				2,419,467
Non-operating expenses and losses				(6,786,358)

Income before income tax				$27,222,148

Minority interest loss				$24,791

Identifiable assets	$75,840,416	$336,405,063	($32,338,576)	$379,906,903

Long-term investments				10,635,496

Total assets				$390,542,399

b.	Gross export sales

The export sales information is determined based on billed regions. Gross export sales for the years ended December 31, 2003 and 2002 were NT$59,868,104 thousand and NT$48,795,235 thousand, respectively. There were no export sales to a region that accounted for more than 10% of the Company’s total sales.

c.	Major customer

The Company only has one customer that accounts for more than 10% of its total sales. The sales to such customer amounted to NT$31,220,104 thousand and NT$32,769,054 thousand in 2003 and 2003, representing 15% and 20% of its total sales, respectively.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

FINANCING PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Interest Rate	Transaction Amounts	Reasons For Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company’s Financing Amount Limits (US$ in Thousand)
										Item	Value
1	TSMC International	TSMC Technology	Other receivables	$538,585	$538,585	4.25%	$—	Operating capital	$—	—	$—	N/A	$33,569,117
				(US$15,851)	( US$ 15,851)								(US$987,968)
													(Note1)
		TSMC Development	Other receivables	$2,038,680	$2,038,680	1.50%	—	Operating capital	—	—	—
				(US$60,000)	(US$ 60,000)
2	TSMC Partners	TSMC Development	Other receivables	$2,718,240	$2,718,240	1.50%	—	Operating capital	—	—	—	N/A	(Note 2)
				(US$80,000)	(US$ 80,000)

Note 1: Not exceeding the issued capital of the Company.

Note 2: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

ENDORSEMENT/GUARANTEE PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Endorsement/ Guarantee Provider	Counter-party		Limits on Each Counter-party’s Endorsement/ Guarantee Amounts	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Value of Collateral Property, Plant and Equipment	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/Guarantee Amounts Allowable (Note 1)
		Name	Nature of Relationship (Note 2)
0	TSMC	TSMC Development	3	Not exceed 10% of the net worth of	$6,795,600	$2,038,680	$—	0.62%	$82,303,577
				TSMC, and also limiting to the	(US$200,000)	(US$60,000)
		TSMC —North America	2	total paid-in capital of the	1,359,120	1,359,120	—	0.41%
				endorsement/guarantee company,	(US$40,000)	(US$40,000)
		WaferTech	3	unless otherwise approved bys	14,950,320	14,950,320	—	4.54%
				Board of Directors.	(US$440,000)	(US$440,000)

Note 1: 25% of the net worth of TSMC as of December 31, 2003.

Note 2: The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.

  The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003				Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
TSMC	Government bonds
	2002 Government Bond Series A	—	Short-term investment	—	$3,157,331	N/A	$3,169,046
	2002 Government Bond Series E	—	Short-term investment	—	3,113,067	N/A	3,126,273
	1994 Government Bond Series C	—	Short-term investment	—	1,422,197	N/A	1,426,995
	Bonds with Repurchase Agreement	—	Short-term investment	—	1,800,000	N/A	1,802,572
	Money market funds
	BOA Funds	—	Short-term investment	40,000	1,359,120	N/A	1,359,120
					(US$40,000)		(US$40,000)
	GS Funds	—	Short-term investment	20,000	679,560	N/A	679,560
					(US$20,000)		(US$20,000)
	Bond funds
	JF Taiwan Bond Fund	—	Short-term investment	34,343	500,000	N/A	503,421
	ABN AMRO Bond Fund	—	Short-term investment	34,794	500,000	N/A	503,490
	Stock
	Taiwan Mask Corp.	—	Short-term investment	7,094	27,744	2	132,967
	TSMC—North America	Subsidiary	Long-term investment	11,000	417,858	100	1,133,011	Treasury stock of NT$ 715,153 thousand is deducted from the carrying value.
	TSMC—Europe	Subsidiary	Long-term investment	—	24,622	100	24,622
	TSMC—Japan	Subsidiary	Long-term investment	6	101,722	100	101,722
	VIS	Investee	Long-term investment	787,016	4,077,198	28	10,465,676
	TSMC International	Subsidiary	Long-term investment	987,968	22,654,743	100	22,654,743
	TSMC Partners	Subsidiary	Long-term investment	300	4,116,934	100	4,116,934
	SSMC	Investee	Long-term investment	382	2,759,376	32	2,759,376
	Emerging Alliance	Subsidiary	Long-term investment	—	704,744	99	704,744
	GUC	Investee	Long-term investment	39,040	368,434	47	403,962
	Vis Era	Investee	Long-term investment	5,100	50,231	25	50,231
	United Gas Co., Ltd.	—	Long-term investment	16,783	193,584	11	282,754
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500	105,000	7	147,999
	W.K. Technology Fund IV	—	Long-term investment	5,000	50,000	2	57,051
	Hon Tung Ventures Capital	—	Long-term investment	8,392	83,916	10	66,447

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003						Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Certificate
	Chi Cherng	Investee	Long-term investment	—		$42,941	36		$501,505	Treasury stock of NT$458,564 thousand is deducted from the carrying value.
	Hsin Ruey	Investee	Long-term investment	—		42,006	36		501,517	Treasury stock of NT$459,511 thousand is deducted from the carrying value.
	Equity
	Crimson Asia Capital	—	Long-term investment	N/A		40,947	N/A		40,947
	Horizon Ventures	—	Long-term investment	N/A		229,669	N/A		229,669
TSMC—North America	Stock
	TSMC	Parent company	Long-term investment	13,101		715,153	—		822,491
Chi Cherng	Stock
	TSMC	Parent company	Short-term investment	13,735		458,564	—		862,340
	Certificate
	Hsin Ruey	Major shareholder	Long-term investment	—		902,033	64		902,033
Hsin Ruey	Stock
	TSMC	Parent company	Short-term investment	13,761		459,511	—		863,957
	Certificate
	Chi Cherng	Major shareholder	Long-term investment	—		902,909	64		902,909
TSMC International	Stock
	InveStar	Subsidiary	Long-term investment	45,000	US$	46,403	97	US$	46,403
	InveStar II	Subsidiary	Long-term investment	51,300	US$	36,901	97	US$	36,901
	TSMC Development	Subsidiary	Long-term investment	1	US$	537,716	100	US$	537,716
	TSMC Technology	Subsidiary	Long-term investment	1		(US$7,918)	100		(US$7,918)
	3DFX Interactive Inc.	—	Long-term investment	68		—	—		—
	Money market fund
	BOA Fund	—	Short-term investment	30,300	US$	30,300	N/A	US$	30,300
TSMC Development	Stock
	WaferTech	Subsidiary	Long-term investment	—	US$	341,972	99	US$	341,972
InveStar	Stock
	PLX Technology, Inc.	—	Short-term investment	93	US$	180	—	US$	786
	RichTek Technology Corp.	—	Short-term investment	947	US$	121	2	US$	5,799
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	575	US$	203	3	US$	203
	Global Testing Corp.	—	Long-term investment	13,268	US$	5,295	10	US$	5,295

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003						Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Chipstrate Technologies, Inc.	—	Long-term investment	6,660	US$	308	9	US$	308
	Capella Microsystems, Inc.	—	Long-term investment	530	US$	156	—	US$	156
	Signia Technologies, Inc.	—	Long-term investment	701	US$	206	4	US$	206
	Advanced Power Electronics Corp.	—	Long-term investment	2,750	US$	1,376	5	US$	1,376
	RichTek Technology Corp.	—	Long-term investment	1,671	US$	204	3	US$	10,235
	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	12	US$	1,221
	SiRF Technology Holdings, Inc.	—	Long-term investment	306	US$	1,333	1	US$	1,333
	Sensory, Inc.	—	Long-term investment	1,404	US$	312	5	US$	312
	LightSpeed Semiconductor Corporation	—	Long-term investment	2,252	US$	329	2	US$	329
	Tropian, Inc.	—	Long-term investment	1,758	US$	1,916	3	US$	1,916
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	5	US$	3,530
	Atheros Communications, Inc.	—	Long-term investment	1,607	US$	3,593	—	US$	3,593
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	3	US$	853
	Monolithic Power Systems, Inc.	—	Long-term investment	2,521	US$	2,000	12	US$	2,000
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	12	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	1,192	5	US$	1,192
	Match Lab, Inc.	—	Long-term investment	1,875	US$	375	9	US$	375
	Oridus, Inc. (Creosys, Inc.)	—	Long-term investment	1,500	US$	300	8	US$	300
	Incentia Design Systems, Inc.	—	Long-term investment	286	US$	92	2	US$	92
	IP Unity	—	Long-term investment	1,008	US$	494	2	US$	494
InveStar II	Stock
	WatchGuard Technologies, Inc.	—	Short-term investment	5	US$	30	—	US$	30
	RickTek Technology Corp	—	Short-term investment	465	US$	346	1	US$	2,848
	eChannel Option Holding, Inc.	—	Long-term investment	358	US$	251	6	US$	251
	Elcos Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	2	US$	101
	Procoat Technology	—	Long-term investment	4,165	US$	1,940	10	US$	1,940
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	177	US$	50	1	US$	834
	Auden Technology MFG Co., Ltd.	—	Long-term investment	953	US$	834	4	US$	1,151
	GeoVision, Inc.	—	Long-term investment	287	US$	132	1	US$	132
	EoNex Technologies, Inc.	—	Long-term investment	55	US$	3,048	6	US$	3,048
	Conwise Technology Co., Ltd.	—	Long-term investment	2,800	US$	979	14	US$	979
	Eon Technology, Inc.	—	Long-term investment	2,800	US$	965	8	US$	965
	Goyatek Technology, Inc.	—	Long-term investment	2,088	US$	727	8	US$	727
	TrendChip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	Ralink Technologies, Inc.	—	Long-term investment	1,833	US$	791	5	US$	791
	RickTek Technology Corp	—	Long-term investment	785	US$	583	2	US$	4,804
	Preferred stock
	Capella Microsystems, Inc.	—	Long-term investment	419	US$	122	3	US$	122
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	10	US$	1,560
	Oepic, Inc.	—	Long-term investment	4,997	US$	1,317	8	US$	1,317

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003						Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	NanoAmp Solutions, Inc.	—	Long-term investment	250	US$	1,000	1	US$	1,000
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Monolithic Power Systems, Inc.	—	Long-term investment	804	US$	1,946	4	US$	1,946
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Newport Opticom, Inc.	—	Long-term investment	1,157	US$	402	9	US$	402
	Silicon Data, Inc.	—	Long-term investment	2,000	US$	750	7	US$	750
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	6	US$	1,500
	Angstron Systems, Inc.	—	Long-term investment	1,567	US$	500	6	US$	500
	Tropian, Inc.	—	Long-term investment	1,464	US$	1,595	2	US$	1,595
	SiRF Technology, Inc.	—	Long-term investment	20	US$	131	—	US$	131
	LeadTONE Wireless, Inc.	—	Long-term investment	433	US$	131	6	US$	131
	Match Lab, Inc.	—	Long-term investment	313	US$	63	2	US$	63
	Kilopass Technology, Inc.	—	Long-term investment	3,887	US$	2,000	19	US$	2,000
	Fang Tek, Inc.	—	Long-term investment	5,556	US$	2,000	44	US$	2,000
	Alchip Technologies Ltd.	—	Long-term investment	2,125	US$	1,700	—	US$	1,700
	Elcos Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	—	US$	3,500
Emerging Alliance	Stock
	Global Investment Holding, Inc.	Investee	Long-term investment	10,000		$100,000	6		$100,000
	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	467	US$	334	1	US$	334
	Pixim, Inc.	—	Long-term investment	1,721	US$	2,382	3	US$	2,382
	Newport Opticom, Inc.	—	Long-term investment	962	US$	250	6	US$	250
	NetLogic Microsystems, Inc.	—	Long-term investment	602	US$	1,850	1	US$	1,850
	Ikanos Communication, Inc.	—	Long-term investment	5,116	US$	1,625	3	US$	1,625
	Quicksilver Technology, Inc.	—	Long-term investment	963	US$	2,488	4	US$	2,488
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Accelerant Networks, Inc.	—	Long-term investment	441	US$	460	1	US$	460
	Zenesis Technologies, Inc.	—	Long-term investment	861	US$	500	4	US$	500
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	5	US$	1,500
	Iridigm Display, Co.	—	Long-term investment	254	US$	500	1	US$	500
	XHP Microsystems, Inc.	—	Long-term investment	2,280	US$	750	6	US$	750
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	5	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	6	US$	1,000
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Next IO, Inc.	—	Long-term investment	800	US$	500	3	US$	500
	NuCORE Technology Inc.	—	Long-term investment	1,821	US$	1,000	2	US$	1,000
GUC	Bond funds
	Entrust KIRIN	—	Short-term investment	2,106		22,324	—		22,334
	Entrust Phoenix	—	Short-term investment	1,399		20,207	—		20,216
	TISC	—	Short-term investment	2,210		30,000	—		30,012
	Ta-Hua	—	Short-term investment	2,412		30,003	—		30,013
	E. Sun New Era	—	Short-term investment	962		10,000	—		10,004
	Shenghua 1699	—	Short-term investment	1,009		12,000	—		11,995

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003				Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Jihsun		Short-term investment	764	$10,000	—	$10,157
	Shenghua 5599		Short-term investment	931	10,000	—	10,004
	Mega Diamond		Short-term investment	2,734	30,105	—	30,118
	Polar		Short-term investment	1,968	20,060	—	20,068
	Ta-Hua GC Dollar		Short-term investment	38	13,691	—	13,732
	Taiwan Security Overseas Fund		Short-term investment	22	102,694	—	103,190

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition		Disposal				Ending Balance
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-Party	Nature of Relationship	Shares/ Units (Thousand)	Amount (US$ in Thousand)	Shares/ Units (Thousand)	Amount (US$ in Thousand)	Shares/ Units (Thousand)	Amount (US$ in Thousand)	Carrying Value (US$ in Thousand)	Gain (Loss) on Disposal (US$ in Thousand)	Shares/ Units (Thousand)	Amount (US$ in Thousand) (Note 1)
TSMC	Money market funds
	BOA Fund	Short-term investment	BOA	—	—	$—	120,000	$ 4,161,760	80,000	$2,785,760	$2,785,760	$—	40,000	$1,359,120
								(US$120,000)			(US$80,000)			(US$40,000)
	GS Fund	Short-term investment	Goldman Sachs	—	—	—	140,000	4,852,300	120,000	4,165,140	4,165,140	—	20,000	679,560
								(US$140,000)			(US$120,000)			(US$ 20,000)
	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	—	—	34,343	500,000	—	—	—	—	34,343	500,000
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	—	—	—	97,782	1,400,000	62,988	902,881	900,000	2,881	34,794	500,000
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	—	—	—	81,744	879,000	81,744	881,719	879,000	2,719	—	—
	Government bonds
	Bonds with Repurchase Agreement	Short-term investment	Several financial institutions	—	—	—	—	1,800,000	—	—	—	—	—	1,800,000
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—	—	—	3,157,331	—	—	—	—	—	3,157,331
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	—	—	—	—	3,113,067	—	—	—	—	—	3,113,067
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—	—	—	1,422,197	—	—	—	—	—	1,422,197
	Stock
	Emerging Alliance	Long-term investment	Emerging Alliance	Subsidiary	—	767,239	—	174,030	—	—	—	—	—	704,744
	VIS	Long-term investment	VIS	Investee	677,471	3,264,657	109,545	766,815	—	—	—	—	787,016	4,077,198
	Amkor Technology	Long-term investment	—	—	505	280,748	—	—	505	301,209	280,748	20,461	—	—
	Monolithic System Tech.	Long-term investment	—	—	470	104,289	—	—	470	152,681	104,289	48,392	—	—
TSMC Partners	ADR
	TSMC	Short-term investment	—	—	762	US$7,357	—	—	823 (Note 2)	US$ 8,407	US$ 7,357	US$ 1,050	—	—
InveStar II	Preferred stock
	Elcos Microdisplay Technology, Ltd.	Long-term investment	Elcos Microdisplay Technology, Ltd.	—	—	—	2,667	US$ 3,500	—	—	—	—	2,667	US$ 3,500
TSMC International	Money market fund
	BOA Fund	Short-term investment	BOA	—	—	—	87,300	US$ 87,300	57,000	US$57,000	US$ 57,000	—	30,300	US$ 30,300
GUC	Bond funds
	Taiwan Securities Overseas Fund	Short-term investment	—	—	—	—	22	102,694	—	—	—	—	22	102,694

Note 1: The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion to the Company’s ownership percentage in investees.

Note 2: Including stock dividend of 61 thousand units.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
TSMC	Fab 14	January 20, 2003	$180,665	By the construction progress	United Integrated Services	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	May 6, 2003	119,000	By the construction progress	United Integrated Services	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	June 17, 2003	134,500	By the construction progress	United Integrated Services	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	June 18, 2003	110,055	By the construction progress	Liquid Air Far East Co. Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	December 2, 2003	230,000	By the construction progress	China Steel Structure Co.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	December 2, 2003	285,000	By the construction progress	Fu Tsu Construction Co. Ltd	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Note/Accounts Payable or Receivable		Note
			Purchase/ Sale	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total
TSMC	TSMC—North America	Subsidiary	Sales	$117,758,911	57	Net 30 days from invoice date	None	None	$13,946,638	48	—
	Philips and its affiliates	Major shareholder	Sales	3,577,054	2	Net 30 days from invoice date	None	None	895,063	3	—
	GUC	Investee	Sales	549,471	—	30 days after monthly closing	None	None	15,339	—	—
	WaferTech	Subsidiary	Purchases	11,433,083	36	Net 30 days from invoice date	None	None	1,184,642	11	—
	SSMC	Investee	Purchases	5,519,805	17	Net 30 days from invoice date	None	None	634,647	6	—
	VIS	Investee	Purchases	4,910,810	15	Net 30 days from invoice date	None	None	1,034,074	10	—

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
TSMC	TSMC—North America	Subsidiary	$13,946,638	37 days	$3,907,505	—	$4,831,330	$—
	Philips and its affiliates	Major shareholder	895,063	64 days	97,618	Accelerate demand on account receivables	40	—

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2003			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
				December 31, 2003	December 31, 2002	Shares (Thousand)	Percentage of Ownership	Carrying Value (Note 1)
TSMC	TSMC—North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178	11,000	100	$417,858	$234,639	$227,062	Subsidiary
	TSMC—Europe	Amsterdam, The Netherlands	Marketing and engineering support	15,749	2,960	—	100	24,622	(13)	(13)	Subsidiary
	TSMC—Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760	6	100	101,722	2,451	2,451	Subsidiary
	TSMC Shanghai	Shanghai, China	IC and other wafer equipment manufacturing and marketing	1,890,952	—	—	100	1,901,428	(1,306)	(1,306)	Subsidiary
	VIS	Hsin-Chu, Taiwan	IC design and manufacturing	8,119,816	6,503,640	787,016	28	4,077,198	179,359	50,351	Investee
	TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	31,445,780	987,968	100	22,654,743	876,814	876,814	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment	300,000	300,000	—	36	42,941	(840)	108	Investee
	Hsin Ruey	Taipei, Taiwan	Investment	300,000	300,000	—	36	42,006	(1,290)	1,252	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	4,116,934	199,401	197,394	Subsidiary
	SSMC	Singapore	Wafer manufacturing	6,408,190	6,408,190	382	32	2,759,376	(971,314)	(310,821)	Investee
	Emerging Alliance	Cayman Islands	Investment	1,179,690	1,005,660	—	99	704,744	(219,190)	(218,094)	Subsidiary
	GUC	Hsin-Chu, Taiwan	IC research, development, manufacturing, testing and marketing	409,920	341,250	39,040	47	368,434	(88,517)	(33,005)	Investee
					(Note 3)
	VisEra	Hsin-Chu, Taiwan	Electronic spare parts manufacturing, material wholeselling and retailing	51,000	—	5,100	25	50,231	(3,076)	(769)	Investee

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The unrealized gain or loss and the gain or loss on disposal of the stocks held by subsidiaries are excluded.

Note 3: TSMC’s investee, Ya Xin, merged with GUC in January 2003. GUC is the surviving company.

Taiwan Semiconductor Manufacturing Company Ltd. and Affiliates

Combined Financial Statements as of December 31, 2003

Together with Independent Accountants’ Report

REPRESENTATION LETTER

The combined balance sheet as of December 31, 2003 and the combined statement of income for the year ended December 31, 2003 of Taiwan Semiconductor Manufacturing Company Ltd., and affiliates are in conformity with the requirements on public companies and their affiliates, taken as a whole, of Securities and Futures Commission (SFC) in the Republic of China (ROC), the ROC regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

The accounting records underlying the combined balance sheet and the combined statement of income accurately and fairly reflect, in reasonable detail, the transactions of the Taiwan Semiconductor Manufacturing Company Ltd., its consolidated subsidiaries and affiliates. There are no plans or intentions that may materially affect the carrying values or classifications of assets and liabilities.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

By

MORRIS CHANG Chairman

English Translation of a Report Originally Issued in Chinese

INDEPENDENT ACCOUNTANTS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Ltd.

We have reviewed the combined balance sheet as of December 31, 2003 and the related combined statement of income for the year then ended of Taiwan Semiconductor Manufacturing Company Ltd. and affiliates. Our review was made in accordance with the Guidelines for the Review of Combined Financial Statements of Affiliates. It is substantially less in scope than an examination in accordance with auditing standards generally accepted in the Republic of China (ROC), the objective of which is the expression of an opinion regarding the combined balance sheet and the combined statement of income taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the combined balance sheet and the combined statement of income referred to above in order for them to be in conformity with “Regulations Governing the Preparation of Affiliates’ Combined Operating Report, Combined Financial Statements and Relationship Report” in the ROC, and the ROC regulation governing the preparation of financial statements of public company and the generally accepted accounting principles in the ROC.

Deloitte & Touche

(T N Soong & Co and Deloitte & Touche (Taiwan)

    Established Deloitte & Touche Effective June 1, 2003)

Taipei, Taiwan

Republic of China

January 12, 2004

Notice to Readers

The accompanying combined financial statements were not prepared with a view to comply with the published guidelines of the United States Securities and Exchange Commission or the American Institute of Certified Public Accountants (AICPA) and have not been examined or otherwise reported upon under AICPA guidelines. They are not presented in accordance with generally accepted accounting principles in the United States of America for consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

COMBINED BALANCE SHEET

(UNAUDITED)

DECEMBER 31, 2003

(In Thousand New Taiwan Dollars, Except Par Value)

	2003
	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$103,426,957	26
Short-term investments (Notes 2 and 5)	13,922,621	3
Receivables from related parties (Note 21)	1,036,836	—
Notes receivable	10,021	—
Accounts receivable	28,644,803	7
Allowance for doubtful receivables (Note 2)	(1,020,398)	—
Allowance for sales returns and others (Note 2)	(2,135,843)	—
Other financial assets (Note 24)	1,389,123	—
Inventories—net (Notes 2 and 6)	12,195,066	3
Deferred income tax assets (Notes 2 and 15)	8,398,205	2
Prepaid expenses and other current assets (Note 2)	1,650,709	—

Total current assets	167,518,100	41

LONG-TERM INVESTMENTS (Notes 2, 7, and 19)
Equity method	6,836,574	2
Cost method	3,222,159	1
Funds	270,616	—

Total long-term investments	10,329,349	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 8, 11 and 21)
Cost
Land and land improvements	855,394	—
Buildings	79,778,533	19
Machinery and equipment	372,186,920	91
Office equipment	7,458,561	2

Total cost	460,279,408	112
Accumulated depreciation	(275,075,106)	(67)
Advance payments and construction in progress	26,890,519	7

Net property, plant and equipment	212,094,821	52

GOODWILL (Note 2)	8,685,388	2

OTHER ASSETS
Deferred charges—net (Notes 2 and 9)	8,163,414	2
Deferred income tax assets (Notes 2 and 15)	1,111,367	—
Refundable deposits (Notes 21 and 23)	200,390	—
Idle assets (Note 2)	94,296	—
Assets leased to others (Note 2)	84,347	—
Miscellaneous	67,620	—

Total other assets	9,721,434	2

TOTAL ASSETS	$408,349,092	100

	2003
	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans (Note 10)	$407,736	—
Payables to related parties (Note 21)	3,248,289	1
Accounts payable	6,517,548	2
Payables to contractors and equipment suppliers	7,356,310	2
Accrued expenses and other current liabilities (Note 24)	8,930,551	2
Current portion of long-term liabilities (Notes 11 and 12)	5,005,489	1

Total current liabilities	31,465,923	8

LONG-TERM LIABILITIES
Long-term bank loans (Note 11)	8,817,506	2
Long-term bonds payables (Note 12)	30,000,000	7
Other long-term payables (Note 13)	3,306,388	1

Total long-term liabilities	42,123,894	10

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 14)	2,608,443	1
Guarantee deposits (Note 23)	763,888	—
Others	1,483,245	—

Total other liabilities	4,855,576	1

MINORITY INTEREST IN AFFILIATES (Note 2)	689,390	—

Total liabilities	79,134,783	19

SHAREHOLDERS’ EQUITY (Notes 2 and 17)
Common stock—$10 par value
Authorized: 24,600,000 thousand shares
Issued: 20,266,619 thousand shares	202,666,189	50
Capital surplus:
Merger and others (Note 2)	56,802,829	14
Treasury stock (Notes 3 and 19)	53,056	—
Retained earnings:
Appropriated as legal reserve	20,802,137	5
Appropriated as special reserve	68,945	—
Unappropriated earnings	50,229,008	12
Others:
Unrealized loss on long-term investments (Note 2)	(35)	—
Cumulative translation adjustments (Note 2)	225,408	—
Treasury stock (at cost)—40,597 thousand shares (Notes 2 and 19)	(1,633,228)	—

Total shareholders’ equity	329,214,309	81

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$408,349,092	100

The accompanying notes are an integral part of the combined financial statements.

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

COMBINED STATEMENT OF INCOME

(UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2003

(In Thousand New Taiwan Dollars, Except Combined Earnings Per Share)

	2003
	Amount	%
GROSS SALES (Notes 2, 21 and 25)	$207,675,137
SALES RETURNS AND ALLOWANCES (Note 2)	(4,285,314)

NET SALES	203,389,823	100
COST OF SALES (Notes 16 and 21)	128,363,461	63

GROSS PROFIT	75,026,362	37

OPERATING EXPENSES (Notes 21 and 25)
Research and development	12,864,899	6
General and administrative	8,241,084	4
Marketing	2,700,103	2

Total operating expenses	23,806,086	12

INCOME FROM OPERATIONS	51,220,276	25

NON-OPERATING INCOME AND GAINS (Note 25)
Gain on sales of investments—net (Note 2)	3,540,249	2
Interest (Notes 2 and 24)	894,381	1
Gain on sales of property, plant and equipment (Note 2)	438,809	—
Technical service income (Notes 21 and 22)	209,764	—
Other (Note 21)	595,959	—

Total non-operating income and gains	5,679,162	3

NON-OPERATING EXPENSES AND LOSSES (Note 25)
Interest (Notes 2, 8 and 24)	1,891,450	1
Loss on impairment of property, plant and equipment and idle assets (Note 2)	1,506,199	1
Foreign exchange loss—net (Notes 2 and 24)	758,269	1
Loss on impairment of long-term investments (Note 2)	652,718	—
Loss on sales of property, plant and equipment (Note 2)	374,132	—
Investment loss recognized by equity method—net (Notes 2 and 7)	260,470	—
Amortization of premium from option contracts—net (Notes 2 and 24)	153,783	—
Other	172,708	—

Total non-operating expenses and losses	5,769,729	3

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	2003
	Amount	%
INCOME BEFORE INCOME TAX (Note 25)	$51,129,709	25
INCOME TAX EXPENSE (Notes 2 and 15)	3,922,957	2

INCOME BEFORE MINORITY INTEREST	47,206,752	23
MINORITY INTEREST IN LOSS OF AFFILIATES (Notes 2 and 25)	51,948	—

COMBINED NET INCOME	$47,258,700	23

	Income Before Income Tax and Minority Interest	Combined Net Income
COMBINED EARNINGS PER SHARE (Note 20)
Basic earnings per share	$2.52	$2.33

Diluted earnings per share	$2.52	$2.33

The accompanying notes are an integral part of the combined financial statements.	(Concluded	)

English Translation of Financial Statements Originally Issued in Chinese

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Ltd. (TSMC), a Republic of China (ROC) corporation, was incorporated as a venture among the Government of the ROC, acting through the Development Fund of the Executive Yuan; Koninklijke Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is engaged in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

TSMC has six direct wholly-owned subsidiaries: TSMC International Investment Ltd. (TSMC International), TSMC North America (TSMC—North America), Taiwan Semiconductor Manufacturing Company Europe B.V (TSMC—Europe), TSMC Japan K. K. (TSMC—Japan), TSMC Shanghai Company Limited (TSMC Shanghai; a newly established entity in 2003), and TSMC Partners Ltd. (TSMC Partners). In addition, TSMC has the following consolidating subsidiaries: A 99.5% owned subsidiary, Emerging Alliance Fund, L.P. (Emerging Alliance) and two 36% owned affiliates—Chi Cherng Investment Co., Ltd. (Chi Cherng, which is 36% owned by TSMC and 64% owned by Hsin Ruey Investment Co., Ltd.) and Hsin Ruey Investment Co., Ltd. (Hsin Ruey, which is 36% owned by TSMC and 64% owned by Chi Cherng). TSMC International has two wholly-owned subsidiaries—TSMC Development, Inc. (TSMC Development) and TSMC Technology, Inc. (TSMC Technology), and two 97% owned subsidiaries—InveStar Semiconductor Development Fund, Inc. (InveStar) and InveStar Semiconductor Development Fund, Inc. (II) LDC (InveStar II). TSMC Development has a 99.996% owned subsidiary, WaferTech, LLC (WaferTech). TSMC has two affiliates over which TSMC exercises significant influence: A 47% owned affiliate, Global UniChip Corporation (GUC), and a 25% owned affiliate, VisEra Technology Co., Ltd. (VisEra, a newly established entity in 2003). GUC signed a merger agreement with TSMC’s 100% owned subsidiary, Ya Xin Technology, Inc. in December 2002. The merger was effective on January 4, 2003 and GUC is the surviving company.

The following diagram presents information regarding the relationship and ownership percentages among TSMC and its affiliates as of December 31, 2003:

TSMC—North America is engaged in the sales and marketing of integrated circuits and semiconductor devices. TSMC—Europe, TSMC—Japan, TSMC Development and TSMC Technology are engaged mainly in marketing and engineering support activities. TSMC Shanghai is engaged in integrated circuits and other wafer equipment manufacturing and marketing. TSMC Partners, Chi Cherng and Hsin Ruey are engaged in investments. TSMC International is engaged in providing investment in companies involved in design, manufacture, and other related business in semiconductor industries. Emerging Alliance, InveStar and InveStar II are engaged in investing in new start-up technology companies. WaferTech is engaged in the manufacturing, selling, testing and designing of integrated circuits and other semiconductor devices. GUC is engaged in the designing, developing, manufacturing, testing and marketing of integrated circuits. VisEra is engaged in electronic spare parts manufacturing, material wholesaling and retailing activities.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The combined financial statements are presented in conformity with the “Regulations Governing the Preparation of Affiliates’ Combined Operating Report, Combined Financial Statements and Relationship Report” in ROC and the ROC regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the ROC. Significant accounting policies are summarized as follows:

Combination

All significant inter-company balances and transactions have been eliminated in combined financial statements. The combined financial statements include, as of and for the year ended December 31, 2003, the accounts of all majority (directly and indirectly) owned subsidiaries of TSMC, and the accounts of GUC and VisEra that TSMC exercised significant influence on. Vanguard International Semiconductor Corporation (VIS), which was a combined entity in 2002, was already terminated the significant controlled relationship with TSMC, the combined financial statements as of and for the year ended December 31, 2003 do not include the accounts of VIS. TSMC and the foregoing s affiliates are hereinafter referred to collectively as the “Company”.

Minority interests in the forementioned affiliates are presented separately in the combined financial statements.

Classification of Current and Non-current Assets and Liabilities

Current assets are those which expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements acquired with maturities less than three months from date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments consist of government bonds, money market funds, government bonds acquired under repurchase agreements, bond funds and listed stocks. The investments are carried at the lower of cost or market value. Cash dividends are recorded as investment income in the current period. An allowance for decline in value is provided and is charged to current period earnings when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the market value. The cost of investments sold is accounted for using the weighted-average method.

The market values of government bonds are determined using the average of bid and ask prices of the government bonds. The market value of funds is determined using the net asset value of the funds, and the market value of listed stocks is determined using the average-closing price of the listed stocks for the last month of the period.

Allowance for Doubtful Receivables

Allowances for doubtful receivables are provided based on a review of the collectibility of accounts receivables. The Company determines the amount of allowance for doubtful accounts by examining the historical collection experience and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes net sales when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance, if applicable, have occurred, as well as the price is fixed or determinable and the collectibility is reasonably assured. An allowance is provided for any sales return and pricing discounts. Allowance for sales returns and pricing discounts is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for majority of the customers and 30 to 45 days after the end of the month in which the sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process. Replacement value represents net realizable value for raw materials, supplies and spare parts. The Company assesses the impact of changing technology on its inventory on-hand and write-off inventories that are considered obsolete. Ending inventories are evaluated for estimated excess quantities and obsolescence based on demand forecast within a specific time horizon, generally 180 days or less. Scrap and slow-moving items are recognized in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s proportionate share in the net income or net loss of investee companies is recognized as components of the “Investment income/loss recognized by equity method—net” account. When equity investments are made, the difference, if any, between the cost of investment and the Company’s proportionate share of investee’s net book value is amortized using the straight-line method over five years and is recorded as a component of the “investment income/loss recognized by equity method—net” account.

When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in the equity investee differs from the amount of Company’s proportionate share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged to capital surplus. In the event an investee uses its capital surplus (excluding any reserve for asset revaluation) to offset its accumulated deficit, the Company records a corresponding entry equivalent to its proportionate share of the investee’s adjustment.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments with readily ascertainable fair market value with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the market value of such investments. The market value of such investment is determined using the average-closing price of the listed stocks for the last month of the period. The carrying values of investments whose fair market values are not readily ascertainable are reduced to reflect an other-than-temporary decline in their values, with the related impairment loss charged to income.

Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the cost of the funds is lower than their net asset values, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of investments sold are determined using the weighted-average method.

When investments in publicly-traded stocks are reclassified from long-term to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying value.

If an investee company recognizes an unrealized loss on its long-term investment using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its equity interest in the investee company and records the amount as a component of its shareholders’ equity.

Gains or losses on sales from the Company to investee companies accounted for using the equity method are deferred in proportion to the Company’s ownership percentage in the investee companies until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries is deferred until such gains or losses are realized through the subsequent sale of the related products to third parties.

Gains or losses on sales by investee companies to the Company are deferred in proportion to the Company’s ownership percentages in the investee companies until realized through transactions with third parties.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an impairment is determined, the related assets are stated at the lower of fair value or book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments, and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Interest expense incurred for the project during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements—20 years; buildings—10 to 20 years; machinery and equipment—2 to 10 years; and office equipment—3 to 7 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss charged to income in the period of disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

Deferred Charges

Deferred charges consist of software and system design costs, technology license fees and other charges. The amounts are amortized as follows: software and system design costs—2 or 5 years, technology license fees—the shorter of the estimated life of the technology or the term of the technology transfer contract.

Pension Costs

TSMC and GUC record net periodic pension costs on the basis of actuarial calculations. TSMC and GUC amortize unrecognized net gains or losses and unrecognized net transition obligation over 25 years and 15 years, respectively.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits, and net operating loss carry forwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or non-current in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, it is classified as current or non-current based on the expected length of time before it is realized.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the current method.

Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

As of January 1, 1998, income taxes on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% are expensed in the year of shareholder approval which is usually the year subsequent to the year incurred.

Foreign-Currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage its currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts are restated using the prevailing spot rate at the balance sheet date with the resulting differences charged to income. In addition, the receivables and payables related to forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

The Company enters into interest rate swap transactions to manage its exposures to changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gains or losses upon settlement are charged to income in the period of settlement.

Translation of Foreign-Currency Financial Statements

ROC SFAS No. 14, “Accounting for Foreign-Currency Transactions,” applies to foreign subsidiaries that use the local foreign currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities—current rate on balance sheet date; shareholders’ equity—historical rate; income and expenses—weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

3.	SIGNIFICANT ELIMINATION ENTRIES

Significant transactions and balances with affiliates that have been eliminated upon combination are as follows:

Company	Account	Amount	Transaction Entity
TSMC	Payables to related parties	$1,184,642	WaferTech
		16,026	TSMC—Europe
		28,150	TSMC—Japan
		12,241	TSMC—North America
		10,792	TSMC Technology
	Receivables from related parties	13,946,638	TSMC—North America
		1,232	TSMC Technology
		15,339	GUC

(Continued)

Company	Account	Amount	Transaction Entity
	Sales	$117,758,911	TSMC—North America
		549,471	GUC
	Purchases	11,433,083	WaferTech
	Marketing expenses—commissions	215,202	TSMC—Japan
		154,262	TSMC—Europe
	Other non-operating income	2,794	WaferTech

TSMC International	Other receivables	2,038,680	TSMC Development
	Other receivables	339,780	TSMC Technology
	Interest receivable	198,805	TSMC Technology
	Interest receivable	1,787	TSMC Development
	Deferred revenue	670,970	TSMC Technology
	Interest income	14,343	TSMC Technology
	Interest income	1,810	TSMC Development

TSMC Partners	Other receivables	10,427,786	TSMC International
	Other receivables	2,718,240	TSMC Development
	Interest receivable	2,382	TSMC Development
	Deferred revenue	9,188,559	TSMC International
	Interest income	174,579	TSMC International
	Interest income	2,414	TSMC Development

TSMC Technology	Accounts receivable	2,194	WaferTech
	Management service income	25,112	WaferTech
	Technical service income	13,229	WaferTech

4.	CASH AND CASH EQUIVALENTS

2003
Cash and bank deposits	$97,479,598
Government bonds acquired under repurchase agreements	5,947,359

$103,426,957

5.	SHORT-TERM INVESTMENTS

2003
Government bonds	$7,692,595
Money market funds	3,068,213
Government bonds acquired under repurchase agreements	1,800,000
Bond funds	1,311,085
Listed stocks	50,728

$13,922,621

Market value	$14,366,355

6.	INVENTORIES—NET

2003
Finished goods	$2,896,769
Work in process	9,155,981
Raw materials	465,745
Supplies and spare parts	1,052,075

13,570,570
Less—allowance for losses	(1,375,504)

$12,195,066

7.	LONG-TERM INVESTMENTS

	2003
	Carrying Value	% of Owner- Ship
Shares of stock
Equity method:
Publicly traded stocks
VIS	$4,077,198	28
Non-publicly traded stocks
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	2,759,376	32

	6,836,574

Cost method:
Common stocks
Publicly traded stocks
RichTek Technology Corp.	26,728	5
Non-publicly traded stocks
United Gas Co., Ltd.	193,584	11
Global Testing Corp.	179,905	10
Shin-Etsu Handotai Taiwan Co., Ltd.	105,000	7
Global Investment Holding, Inc.	104,144	6
EoNex Technologies, Inc.	103,580	6
Hong Tung Venture Capital	83,916	10
Procoat Technology Co., Ltd.	65,922	10
W.K. Technology Fund IV	50,000	2
Advanced Power Electronics Corp.	46,761	5
Conwise Technology Co., Ltd.	33,268	14
EON Technology, Inc.	32,788	8
TrendChip Technologies, Corp.	29,262	5
Auden Technology Mfg. Co., Ltd.	28,341	4
Ralink Technologies, Inc.	26,889	5
Goyatek Technology, Inc.	24,689	8
ChipStrate Technology, Inc.	10,451	9
Signia Technologies, Inc.	10,442	6
Programmable Microelectronics (Taiwan) Corp.	8,612	4
eChannel Option Holding, Inc.	8,515	6
Capella Microsystems, Inc.	5,306	—
GeoVision, Inc.	4,477	1
eLCOS Microdisplay Technology, Ltd.	917	1

	1,183,497

(Continued)

	2003
	Carrying Value	% of Owner- Ship
Preferred stocks
Non-publicly traded stocks
Sonics, Inc.	$224,646	10
Reflectivity, Inc.	142,436	15
Monolithic Power Systems, Inc.	134,092	16
Atheros Communications, Inc.	122,086	—
Tropian, Inc.	119,306	5
eLCOS Microdisplay Technology, Ltd.	118,920	—
Memsic, Inc.	103,964	23
Quicksilver Technology	84,548	4
Pixim, Inc.	80,932	3
Kilopass Technology, Inc.	67,956	19
Fang Tek, Inc.	67,956	44
NanoAmp Solutions, Inc.	62,946	4
NetLogic Microsystems, Inc.	62,859	1
Alchip Technologies, Ltd.	57,763	—
Ikanos Communication, Inc.	55,206	3
SiRF Technology Holdings, Inc.	49,753	1
OEpic Inc.	44,741	8
Advanced Analogic Technologies, Inc.	42,844	2
Integrated Memory Logic, Inc.	41,480	12
Axiom Microdevices Inc.	33,978	5
Optichron Inc.	33,978	6
NuCORE Technology, Inc.	33,978	2
Silicon Data, Inc.	25,484	7
XHP Microsystem, Inc.	25,483	6
Newport Opticom Inc.	22,139	15
Angstron Systems, Inc.	16,996	6
Iridigm Display, Co.	16,989	1
NextIO, Inc.	16,989	3
Zenesis Technologies, Inc.	16,989	4
IP Unity	16,781	2
Accelerant Networks, Inc.	15,630	1
Match Lab, Inc.	14,866	11
Quake Technologies, Inc.	11,340	1
LightSpeed Semiconductor Corp.	11,172	2
Sensory, Inc.	10,618	5
Oridus, Inc.	10,193	8
Audience, Inc.	8,495	2
LeadTONE Wireless, Inc.	4,462	6
Capella Microsystems, Inc.	4,134	3
Incentia Design Systems, Inc.	3,126	2
Mosaic Systems	408	6

	2,038,662

Funds
Horizon Ventures	229,669	—
Crimson Asia Capital	40,947	—

	270,616

	$10,329,349

The carrying value of investments accounted for using the equity method and the related investment gains or losses were determined based on the audited financial statements of the investees for the same period as the Company. The investment gains (losses) of the investee companies consisted of the following:

2003
SSMC	($310,821)
VIS	50,351

($260,470)

The aggregate market value of the publicly traded stocks accounted for using the cost method was $510,995 thousand as of December 31, 2003.

On January 8, 2003, TSMC’s investee company, VIS, issued 600,000 thousand shares of common stock at a price of NT$7 per share of which TSMC purchased a total of 230,882 thousand shares. As a result, its ownership in VIS increased from 25% to 28%.

8.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

2003
Land improvements	$154,062
Buildings	31,665,779
Machinery and equipment	238,453,889
Office equipment	4,801,376

$275,075,106

Information on the status of expansion or construction plans of the Company’s manufacturing facilities as of December 31, 2003 is as follows:

Construction/ Expansion Plan	Estimated Complete Costs	Accumulated Expenditures	Actual Date of Starting Operations	Expected Date of Starting Operations
Fab 12 Phase 1	$85,364,800	$82,722,100	March 2002	—
Fab 14 Phase 1	67,047,200	27,189,600	—	2nd half of 2004 at the earliest
Three in one construction (Note 23n)	202,719	154,630	—	May 2004

For the year ended December 31, 2003, interest expense (before deducting capitalized amounts of NT$139,516 thousand in 2003) was NT$2,030,966 thousand. The interest rates used for the purposes of calculating the capitalized amount were between 1.770% and 5.283% in 2003.

9.	DEFERRED CHARGES—NET

2003
Technology license fees	$5,084,684
Software and system design costs	2,764,305
Others	314,425

$8,163,414

10.	SHORT-TERM BANK LOANS

2003
Unsecured loan in US dollars:
US$12,000 thousand, annual interest at 1.52%	$407,736

As of December 31, 2003, TSMC provided NT$1,359,120 thousand (US$40,000 thousand) guarantee for the benefit of TSMC—North America for the above loan.

Unused credit lines as of December 31, 2003 aggregated approximately US$38,000 thousand.

11.	LONG-TERM BANK LOANS

2003
Secured loan:
US$199,000 thousand, repayable by February 2005, annual floating interest at 1.8275%	$6,761,622
Science Park Administration (SPA), repayable by October 2008, annual interest is zero	22,693
Unsecured loan:
US$60,000 thousand, repayable by December 2006, annual interest at 1.56%	2,038,680

8,822,995
Current portion	(5,489)

$8,817,506

As of December 31, 2003, TSMC provided NT$16,989,000 thousand (US$500,000 thousand) guarantee for the benefit of TSMC Development and WaferTech’s US$ secured loan above. In addition, all assets of WaferTech with carrying amount of approximately NT$18,876,007 thousand (US$555,536 thousand) are pledged for the US$ secured loan. WaferTech is required to be in compliance with certain financial covenants beginning December 31, 2002 under the US$ secured loan agreement above. As of December 31, 2003, WaferTech was in compliance with all such financial covenants. Under the unsecured loan agreement above, the Company is required to be in compliance with certain financial covenants which, if violated, could result in the payment of this obligation becoming due prior to the originally scheduled maturity date. The Company was in compliance with these financial covenants as of December 31, 2003. As of December 31, 2003, NT$17,250 thousand of time deposits of GUC is pledged for the aforementioned loan from SPA.

Unused credit lines for long-term bank loans as of December 31, 2003 aggregated approximately US$241,000 thousand.

As of December 31, 2003, future minimum principal payments under the Company’s long-term bank loan arrangements are as follows:

Year	Amount
2004	$5,489
2005	6,767,111
2006	2,044,169
2007	4,137
2008	2,089

$8,822,995

12.	BONDS

2003
Domestic unsecured bonds:
Issued on October 21, 1999 and payable on October 21, 2002 and 2004 in two equal payments, 5.67% and 5.95% annual interest payable annually, respectively	$5,000,000
Issued from December 4 to 15, 2000 and payable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% annual interest payable annually, respectively	15,000,000
Issued from January 10 to 24, 2002 and payable in January 2007, 2009 and 2012 in three equal payments, 2.60%, 2.75% and 3% annual interest payable annually, respectively	15,000,000

$35,000,000

As of December 31, 2003, future principal payments for TSMC’s bonds are as follows:

Year of Repayment	Amount
2004	$5,000,000
2005	10,500,000
2007	7,000,000
2008 and thereafter	12,500,000

$35,000,000

13.	OTHER LONG-TERM PAYABLES

Other long-term payables consist primarily of license arrangements entered by TSMC for certain semiconductor-related patents. Future minimum payments under the agreements as of December 31, 2003 are as follows:

Year	Amount
2004	$1,603,090
2005	1,284,698
2006	458,703
2007	475,692
2008	271,824
2009 and thereafter	815,471

$4,909,478

14.	PENSION PLAN

TSMC and GUC have defined benefit plans for all regular employees that provide benefits based on length of service and average monthly salary for the six-month and one-month period prior to retirement, respectively.

TSMC and GUC contribute at an amount equal to 2% of salaries paid every month to a Pension Fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and the amounts in the Fund are deposited in the Committee’s name with the Central Trust of China.

For the year ended December 31, 2003, the changes in the Fund and accrued pension costs are summarized as follows:

2003
a. Components of pension cost
Service cost	$505,554
Interest cost	110,094
Projected return on plan assets	(41,261)
Amortization	2,657

Net pension cost	$577,044

b. Reconciliation of the fund status of the plan and unfunded accrued pension cost
Benefit obligation
Vested benefit obligation	$27,856
Nonvested benefit obligation	2,190,233

Accumulated benefit obligation	2,218,089
Additional benefits based on future salaries	1,762,504

Projected benefit obligation	3,980,593
Fair value of plan assets	(1,212,553)

Funded status	2,768,040
Unrecognized net transitional obligation	(144,064)
Unrecognized net loss	(15,533)

Unfunded accrued pension cost	$2,608,443

c. Actuarial assumptions
Discount rate used in determining present values	3.25%-3.50%
Future salary increase rate	3.00%-5.00%
Expected rate of return on plan assets	2.75%-3.25%
d. Contributions to pension fund	$183,012

e. Payments from pension fund	$3,490

15.	INCOME TAX

a.	A reconciliation of income tax expense based on income before income tax and minority interest at the statutory rate and current income tax expense before income tax credits is as follows:

2003
Income tax expense based on income before income tax and minority interest at the statutory rate	$12,881,547
Tax-exempt income	(5,255,750)
Temporary and permanent differences	(732,518)

Current income tax expense before income tax credits	$6,893,279

(Continued)

b.	Income tax expense consists of:

2003
Current income tax expense before income tax credits	$6,893,279
Additional 10% tax on the unappropriated earnings	1,273,482
Income tax credits	(7,917,070)
Other income tax	7,988
Net change in deferred income tax liabilities (assets)
Net operating loss	(520,780)
Investment tax credits	872,403
Temporary differences	(2,388,217)
Valuation allowance	5,701,814
Adjustment of prior years’ taxes	58

Income tax expense	$3,922,957

c. Deferred income tax assets (liabilities) consist of the following:
Current
Investment tax credits	$8,339,288
Temporary differences	387,285
Net operating loss	3,093
Valuation allowance	(331,461)

$8,398,205

Noncurrent
Net operating loss	$8,438,732
Investment tax credits	17,414,604
Temporary differences	(6,267,041)
Valuation allowance	(18,474,928)

$1,111,367

d.	Integrated income tax information:

The balance of TSMC’s imputation credit account as of December 31, 2003 was NT$2,832 thousand.

The expected creditable ratio for 2003 was 0.01%.

The amount of imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may be adjusted when the distribution of the imputation credits are made.

e.	All retained earnings generated prior to December 31, 1997 were appropriated as of December 31, 2003.

f.	As of December 31, 2003, the Company’s investment tax credits consisted of the following:

Regulation	Items	Total Creditable Amounts	Remaining Creditable Amounts	Expiry Year
Statute for Upgrading Industries	Purchases of machinery and equipment	$8,205,151	$3,939,939	2004
		3,792,734	3,792,734	2005
		4,823,863	4,823,863	2006
		1,680,360	1,680,360	2007

		$18,502,108	$14,236,896

Statute for Upgrading Industries	Research and development expenditures	$2,274,496	$2,274,496	2004
		3,131,141	3,131,141	2005
		3,342,245	3,342,245	2006
		2,322,213	2,322,213	2007

		$11,070,095	$11,070,095

Statute for Upgrading Industries	Personnel training	$48,097	$48,097	2004
		28,886	28,886	2005
		27,357	27,357	2006
		378	378	2007

		$104,718	$104,718

Statute for Upgrading Industries	Investments in important technology-based enterprises	$203,319	$203,319	2004
		138,864	138,864	2005

		$342,183	$342,183

As of December 31, 2003, the net operating loss carryforwards were generated from WaferTech, TSMC Development, TSMC Technology and GUC, and will expire at various dates from 2008 to 2023.

g.	The sales attributable to the following expansion and construction of TSMC’s manufacturing plants are exempt from income tax for the following period:

Tax-Exemption Periods
Construction of Fab 6	2001 to 2004
Construction of Fab 8—module B	2002 to 2005
Expansion of Fab 2—modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006

h.	The tax authorities have examined income tax returns of TSMC through 2000. However, TSMC is contesting the assessment by the tax authority for 1992, 1993, 1997 and 1998. TSMC believes that any additional assessment would not have a material adverse effect on TSMC.

16.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSE

	For the Year Ended December 31, 2003
	Classified as Cost of Sales	Classified as Operating Expense	Total
Labor cost
Salary	$9,023,743	$4,744,710	$13,768,453
Labor and health insurance	477,299	251,547	728,846
Pension	380,210	197,355	577,565
Other	339,547	305,127	644,674
Depreciation	61,990,348	2,423,189	64,413,537
Amortization	1,385,961	3,418,395	4,804,356

	$73,597,108	$11,340,323	$84,937,431

17.	SHAREHOLDERS’ EQUITY

Capital, Capital Surplus and Retained Earnings

TSMC has issued 585,898 thousand ADSs, which are traded on the NYSE as of December 31, 2003. The total number of common shares represented by all issued ADSs is 2,929,491 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donated capital and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be distributed as stock dividends.

TSMC’s Articles of Incorporation provide that the following shall be appropriated from annual earnings to the extent that the annual earnings exceed any accumulated deficit:

a.	10% legal reserve; until the amount of total legal reserve equals TSMC’s total paid-in capital;

b.	Special reserve in accordance with relevant laws or regulations;

c.	Remunerations to directors and supervisors and bonuses to employees equal to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonuses may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors;

d.	Dividends to holders of preferred shares at a 3.5% annual rate, based on the period which the preferred shares have been outstanding. Following the redemption of all of its issued and outstanding preferred shares in May 2003, TSMC amended its Articles of Incorporation on June 3, 2003 to remove the provision for issuance of any future dividends to preferred shareholders as of that date;

e.	The appropriation of any remaining balance shall be approved by the shareholders.

Dividends may be distributed in shares of common stock or a combination of cash and common stock. Distributions of profits are usually made in the form of a stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed in that year.

Any appropriations of net income are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal reserve is made until the reserve equals the aggregate par value of TSMC’s outstanding capital stock. The reserve can only be used to offset an accumulated deficit or be distributed as a stock dividend up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of TSMC.

A special reserve equivalent to the debit balance of any account shown in the shareholder’s equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries) shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the ROC Securities and Futures Commission (SFC). The special reserve is allowed to be appropriated when the debit balance of such account is reversed.

The appropriations of earnings for 2002 were approved in the shareholders’ meeting on June 3, 2003. The appropriations and dividends per share are as follows:

	Appropriation of Earnings	Dividend Per Share (NT$)
Legal reserve	$2,161,029	—
Special reserve	68,945	—
Bonus paid to employees—in stock	1,539,013	—
Preferred stock dividend—in cash	455,000	0.35
Common stock dividend—in stock	14,898,309	0.80
Remuneration to directors and supervisors—in cash	58,485	—

	$19,180,781

The above appropriation of earnings for 2002 is consistent with the resolution of the March 4, 2003 board of directors meeting. If the above employee bonus and remuneration to directors and supervisors had been paid in cash and charged against income for 2002, the basic earnings per share for the year ended December 31, 2002 would decrease from NT$1.14 to NT$1.05. The shares distributed as a bonus to employees represented 0.83% of TSMC’s total outstanding common shares as of December 31, 2002.

As of January 12, 2004, the board of directors had not resolved the earnings appropriation for fiscal year 2003.

The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the TSMC on earnings generated as of January 1, 1998. An imputation credit account is maintained by TSMC for such income tax and the tax credit allocated to each shareholder.

Preferred Stock

TSMC issued 1,300,000 thousand shares of unlisted Series A—preferred stock to certain investors on November 29, 2000. All of the preferred stock was redeemed at par value and retired on May 29, 2003. Under TSMC’s Articles of Incorporation, as amended on June 3, 2003, TSMC is no longer authorized to issue preferred stock.

The preferred shareholders had the following rights and the related terms and conditions prior to redemption:

Preferred Shareholders

a.	Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

b.	Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

c.	Have priority over the holders of common shares to the assets of TSMC available for distribution to shareholders upon liquidation or dissolution; however, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

d.	Have voting rights similar to that of the holders of common shares.

e.	Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from their issuance. The preferred shareholders have the aforementioned rights and the TSMC’s related obligations remain the same until the preferred shares are redeemed by the TSMC.

18.	STOCK-BASED COMPENSATION PLANS

On October 29, 2003 and June 25, 2002, the SFC approved TSMC’s Employee Stock Option Plans (the 2003 Plan and the 2002 Plan, respectively). The maximum number of units authorized to be granted under the 2003 Plan and the 2002 Plan was 120,000 thousand and 100,000 thousand, respectively, with each unit representing one common share of stock. The option rights may be granted to qualified employees of TSMC and its subsidiaries, including TSMC—North America and WaferTech. The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of both plans, stock option rights are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the date of grant. Under the 2002 Plan, there were 51,485 thousand option rights that were never been granted, or had been granted but cancelled. These un-granted or cancelled option rights expired as of December 31, 2003.

Information of outstanding stock option rights under the 2003 Plan and the 2002 Plan is as follows:

	2003 Plan		2002 Plan
	Number of Outstanding Stock Option Rights (In Thousands)	Range of Exercise Price (NT$)	Number of Outstanding Stock Option Rights (In Thousands)	Range of Exercise Prices (NT$)
Balance, January 1, 2003	—	—	19,369	46.86-48.70
Options granted	843	66.5	32,031	38.23-53.76
Options cancelled	(1)	66.5	(2,885)	38.23-53.76

Balance, December 31, 2003	842		48,515

For the 2002 Plan, the number of outstanding option rights and their exercise prices have been adjusted to reflect the issuance of stock dividends in accordance with the 2002 Plan.

In 1996, WaferTech adopted an Executive Incentive Plan, which was amended in 1997. Under the 1997 amendment, the Board of Directors approved the Senior Executive Incentive Plan and the Employee Incentive Plan (the WaferTech Plans) under which officers, key employees and non-employee directors may be granted stock option rights. The WaferTech Plans provide for 15,150 thousand option rights available for grant. For option rights granted to date, the option purchase price was equal to or exceeded the fair market value at the date of grant. As of December 31, 2003, 672 thousand stock options remain outstanding. The options will expire if not exercised at specified dates ranging from May 2006 and June 2011. No options were granted during the years ended December 31, 2003 as a result of the implementation of the Stock Option Buyback Program as described below.

WaferTech Buyback Program

In December 2000, WaferTech implemented a Stock Option Buyback Program (Buyback). The Buyback program provides employees with the right to sell back to WaferTech all vested stock options and outstanding ownership interests granted under the WaferTech Plans. The repurchase price for outstanding ownership interests is US$6. The repurchase price for vested stock options is US$6 less the exercise price of the option. As of December 31, 2003, WaferTech has repurchased 3,253 thousand outstanding ownership interests at a cost of US$19,519 thousand, and 6,913 thousand vested stock option rights at a cost of US$34,483 thousand. As of December 31, 2003, 164 thousand stock options are vested and may be sold back to WaferTech, and US$2,681 thousand was accrued in connection with the Buyback program.

Stock Appreciation Rights

In December 2000, WaferTech and TSMC—North America implemented a stock appreciation rights program (Appreciation). The Appreciation plan is designed to provide employees with a long-term incentive plan that tracks the appreciation of TSMC common stock through Stock Appreciation Rights (SARs). SARs provide each participant the right to receive, upon exercise, an amount in cash from WaferTech and TSMC—North America that is the excess of the market price of TSMC common stock on TSE on the date of exercise over the exercise price. As of December 31, 2003, WaferTech and TSMC—North America accrued US$1,735 thousand and US$3,032 thousand, respectively, in connection with the Appreciation. During 2002, benefits under the Appreciation plan for TSMC—North America were replaced by the stock option plans as described in Note 17. Accordingly, TSMC—North America does not intend to provide additional Appreciation plan benefits subsequent to the adoption of the stock option plans.

19.	TREASURY STOCK (COMMON STOCK)

(Shares in Thousand)

Purpose of Purchase	Beginning Shares	Dividend Distributed	Share Sold	Ending Shares
Year ended December 31, 2003
Reclassification of parent company stock held by subsidiaries from long-term investment	42,001	3,357	4,761	40,597

Proceeds from the sale of treasury stock for the year ended December 31, 2003 were NT$331,945 thousand. As of December 31, 2003, the book value of the treasury stock was NT$1,633,228 thousand and the market value was NT$2,548,788 thousand. TSMC’s capital stock held by a subsidiary as an investment is recorded as treasury stock, with the holder having the same rights as other common shareholders.

20.	EARNINGS PER SHARE

Earnings per share (EPS) is computed as follows:

	Amounts (Numerator)		Share (Denominator) (Thousand)	EPS (Dollars)
	Income Before Income Tax and Minority Interest	Combined Net Income		Income Before Income Tax and Minority Interest	Combined Net Income
Year ended December 31, 2003
Income	$51,129,709	$47,258,700
Less—preferred stock dividends	(184,493)	(184,493)

Basic earnings per share
Income available to common shareholders	50,945,216	47,074,207	20,223,457	$2.52	$2.33

Effect of diluted securities— stock options	—	—	8,282

Diluted earnings per share
Income available to common shareholders	$50,945,216	$47,074,207	20,231,739	$2.52	$2.33

The potential common shares issuable under the employee stock option plans (see Note 18) are included in the denominator of the diluted EPS computation by using the treasury stock method under SFAS No. 24, “Earnings Per Share”; such shares resulted in a dilutive per share amount for the year ended December 31, 2003.

21.	RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere in the financial statements, the following is a summary of significant related party transactions:

a.	Industrial Technology Research Institute (ITRI), the Chairman of TSMC serves as one it its directors

b.	Philips, a major shareholder of TSMC

c.	Investees of TSMC

VIS

SSMC

The transactions with the aforementioned parties, in addition to those disclosed in other notes, are summarized as follows:

	2003
	Amount	%
For the year ended
Sales
Philips and its affiliates	$3,577,054	2
ITRI	60,171	—
SSMC	873	—
VIS	19	—

	$3,638,117	2

Purchase
SSMC	$5,519,805	17
VIS	4,910,810	15

	$10,430,615	32

Manufacturing expenses—technical assistance fees
Philips	$3,023,741	3

Sales of property, plant and equipment
VIS	$15,125	3

Non-operating income and gains
SSMC (primarily technical service income; see Note 23f)	$201,869	4
VIS	251	—

	$202,120	4

At December 31
Receivables
Philips and its affiliates	$895,063	86
VIS	118,503	11
SSMC	14,489	2
ITRI	8,781	1

	$1,036,836	100

Payables
Philips and its affiliates	$1,579,568	49
VIS	1,034,074	32
SSMC	634,647	19

	$3,248,289	100

Refundable deposits—VIS (see Note 23h)	$150,840	76

Sales to related parties are based on normal selling prices and collection terms, except for sales of property, plant and equipment and technical assistance fees, which were in accordance with the related contracts.

22.	SIGNIFICANT LONG-TERM LEASES

TSMC leases land from the SPA where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$230,449 thousand. The agreements can be renewed upon their expiration.

TSMC—North America leases its office premises and certain equipment under non-cancelable operating agreements. TSMC—Europe and TSMC—Japan entered into lease agreements for their office premises. The leases will expire between 2005 and 2010. Current annual rent payments aggregate to NT$118,787 thousand. The agreements can be renewed upon their expiration.

GUC leases land from the SPA. The agreement will expire in December 2021 and has annual rent payment of NT$1,892 thousand.

As of December 31, 2003 future remaining lease payments are as follows:

Year	Amount
2004	$351,128
2005	352,012
2006	351,759
2007	341,141
2008	320,271
2009 and thereafter	1,822,420

$3,538,731

23.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2003 are as follows:

a.	Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, TSMC shall pay technical assistance fees as a percentage of net sales, as defined in the agreement, with respect to certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts TSMC pays to any third party for settling any licensing/infringement disputes, provided that the fees to be paid after reduction will not be below a certain percentage of the net sales.

b.	Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of TSMC’s production capacity.

c.	Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

d.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2003, TSMC has a total of US$22,557 thousand of guarantee deposits.

e.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. As of December 31, 2003, TSMC’s equity interest in SSMC was 32%. TSMC and Philips are committed to buy specific percentages of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

f.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net sales of certain products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

g.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, TSMC is relieved of further obligation to transfer additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

h.	TSMC entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for TSMC and agrees to manufacture certain logic devices or other products for TSMC’s customers at prices agreed upon by TSMC and VIS. TSMC paid NT$1,200,000 thousand to VIS as a guarantee deposit for the capacity reservation. VIS shall return portions of the guarantee deposit without any interest to TSMC upon reaching certain purchase commitment by TSMC. The contract will remain in force for five years. As of December 31, 2003, the refundable deposit was NT$150,840 thousand.

i.	Beginning in 2001, TSMC entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be made in the form of royalties over the term of the related contracts. TSMC has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to the cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

j.	In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and STMicroelectronics to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project.

k.	In December 2003, TSMC entered into a Technology Development and License Agreement with Motorola Inc. to jointly develop 65nm SOI (silicon on insulator) technology. TSMC will also license related 90nm SOI technology from Motorola. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Motorola, Inc. and share a portion of the costs associated with the joint development project.

l.	In December 2003, the Company filed a lawsuit in the US District Court of Northern California against Semiconductor Manufacturing International Corporation and certain of its subsidiaries for patent infringement and trade secret misappropriation. The suit also asks for injunctive relief along with monetary damages. The case is in the process of being reviewed by the court. The probable outcome cannot be reasonably estimated.

m.	Under an agreement with a certain company, TSMC Shanghai has the obligation to purchase certain assets within a specific period at the price agreed upon by both parties. TSMC Shanghai will compensate the other party in case of a breach of the agreement.

n.	GUC, DAVICOM Semiconductor Inc and AMIC Technology Inc entered into a joint construction project for offices and facilities (three in one construction). Under the joint construction project, GUC is required to pay NT$202,719 thousand.

o.	Amounts available under unused letters of credit as of December 31, 2003 were NT$6,480 thousand, US$1,294 thousand, EUR21 thousand and Singapore dollar $85 thousand. Among the unused letters of credit, TSMC—North America has an outstanding irrevocable standby letter of credit with a financial institution for US$1,294 thousand. The standby letter of credit was entered into as security to the landlord of TSMC—North America’s office spaces in San Jose, California. In the event TSMC—North America defaults under this lease agreement, the landlord will draw on the standby letter of credit up to the amount of the default, but not to exceed the amount of the standby letter of credit. The standby letter of credit expires in October, 2004, and is renewable on an annual basis.

24.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the capital: Please see Table 7 attached;

i.	Names, locations, and related information of investee on which the Company exercises significant influence: Please see Table 8 attached;

j.	Financial instrument transactions:

1)	Derivative financial instruments

The Company entered into derivative financial instruments transactions for the year ended December 31, 2003 to manage exposures related to foreign-currency denominated receivables or payables, and interest rate fluctuations. Certain information on these contracts is as follows:

a)	Outstanding forward exchange contracts as of December 31, 2003

Financial Instruments	Maturity Period	Contract Amount (Nominal) (In Thousand)

Sell	January 2004 to July 2004	US$1,805,000 (US$/NT$	)
Buy	January 2004	EUR 7,500 (EUR/US$	)
Buy	January 2004	JPY 748,405 (JPY/US$	)

As of December 31, 2003, receivables from forward exchange contracts (included in the “other financial assets” account) aggregate NT$76,385 thousand, and payables from forward exchange contracts (included in the “other current liabilities” account) aggregate NT$174,019 thousand. Net exchange gain for the year ended December 31, 2003 was NT$321,033 thousand.

As of December 31, 2003, the underlying assets and liabilities related to the above forward exchange contracts are as follows:

Assets and Liabilities	(In Thousand)
Time deposits	US$1,137,704
Accounts and notes receivable	US$ 789,927
Accounts payable	JPY 889,850
Accounts payable	EUR 9,364

b)	Interest rate swaps

The Company entered into interest rate swap contracts to manage related interest rates on its long-term loans. Net interest expense on these transactions for the year ended December 31, 2003 was NT$141,007 thousand.

Outstanding contracts as of December 31, 2003 were as follows:

Contract Date	Period	Contract Amount (In Thousand)

July 1, 1999	July 1, 1999 to June 28, 2004	US$	2,857
September 19, 2003	September 22, 2003 to December 15, 2005	NT$	500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$	500,000
October 16, 2003	October 20, 2003 to December 15, 2005	NT$	500,000
October 17, 2003	October 21, 2003 to December 15, 2005	NT$	500,000
October 17, 2003	October 20, 2003 to December 15, 2005	NT$	500,000
November 7, 2003	November 11, 2003 to December 15, 2005	NT$	500,000

c)	Option contracts

The Company entered into foreign currency option contracts to manage exchange rate fluctuations arising from its anticipated US dollar cash receipts on export sales or its Yen and European currency obligations for purchases of machinery and equipment.

As of December 31, 2003, there were no outstanding option contracts.

For the year ended December 31, 2003, the Company realized premium income of NT$ 50,273 thousand and premium expense of NT$204,056 thousand.

d)	Transaction risk

i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company’s foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

iii)	Liquidity and cash flow risk and uncertainty of amount and term of future cash demand.

As of December 31, 2003, the Company’s future cash demand for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

	Forward Exchange Contracts
Term	Inflow	Outflow
	(In Thousand)	(In Thousand)
Within one year	NT$61,230,306	US$	1,821,340
	EUR 7,500
	JPY 748,405

The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company’s cost of capital into account. In addition, the exchange rates of forward foreign exchange contracts and option contracts are fixed. Therefore, there is no material fund raising risk and cash flow risk.

2)	Fair value of financial instruments

	December 31, 2003
	Carrying Amount	Fair Value
Non-derivative financial instruments
Assets
Cash and cash equivalents	$103,426,957	$103,426,957
Short-term investments	13,922,621	14,366,355
Receivables from related parties	1,036,836	1,036,836
Notes and accounts receivable	28,654,824	28,654,824
Other financial assets	1,389,123	1,389,123
Long-term investments	10,329,349	17,361,252
Refundable deposits	200,390	200,390
Liabilities
Short-term bank loans	407,736	407,736
Payables to related parties	3,248,289	3,248,289
Accounts payable	6,517,548	6,517,548
Payables to contractors and equipment suppliers	7,356,310	7,356,310
Long-term bank loans (includes current portion)	8,822,995	8,822,995
Bonds payable (includes current portion)	35,000,000	35,850,377
Other long-term payables (includes current portion and other liabilities-others)	5,666,138	5,666,138
Guarantee deposits	763,888	763,888
Derivative financial instruments
Forward exchange contracts (buy)	2,351	3,037
Forward exchange contracts (sell)	(99,984)	40,638
Interest rate swaps	—	2,093
Options	—	—

Fair values of financial instruments were determined as follows:

a)	The carrying amounts reported in the balance sheets for cash and cash equivalents, notes and accounts receivable, other financial assets, accounts payable, payables to contractors and equipment suppliers are approximate to their fair values.

b)	Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net asset value or book value of investment.

c)	Fair value of refundable deposits and guarantee deposits is based on carrying values.

d)	The fair value of long-term bank loans is its carrying value with the floating interest rate. The fair value of bonds payable is the quoted market value. Fair value of other long-term payables approximates the carrying value.

e)	Fair value of derivative financial instruments is the estimated net receivable or (payable) if the contracts are terminated on the relevant balance sheet date.

The fair values of some financial and non-financial instruments are not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

3)	Investment in Mainland China:

TSMC filed an investment project with the Investment Commission of MOEA to establish a foundry in Mainland China. On February 27, 2003, the authority approved phase one of the aforementioned project and permitted direct investment in mainland China. Subsequently, TSMC entered into an investment related agreement with Shanghai Songjiang District People’s Government on June 8, 2003. On August 4, 2003, TSMC Shanghai, a wholly-owned subsidiary of TSMC, was established. TSMC Shanghai is engaged mainly in the manufacturing and selling of integrated circuits. TSMC made a capital investment in TSMC Shanghai in the amount of US$56,000 thousand on October 8, 2003.

25.	SEGMENT FINANCIAL INFORMATION

a.	Geographic information:

	Overseas	Taiwan	Adjustments and Elimination	Combined
2003
Sales to unaffiliated customers	$119,640,412	$83,749,411	$—	$203,389,823
Transfers between geographic areas	11,494,868	118,308,382	(129,803,250)	—

Total sales	$131,135,280	$202,057,793	($129,803,250)	$203,389,823

Gross profit	$2,476,145	$72,951,581	($401,364)	$75,026,362

Operating expenses				(23,806,086)
Non-operating income and gains				5,679,162
Non-operating expenses and losses				(5,769,729)

Income before income tax				$51,129,709

Minority interest loss				$51,948

Identifiable assets	$52,276,269	$359,859,703	($14,116,229)	$398,019,743

Long-term investments				10,329,349

Total assets				$408,349,092

b.	Gross export sales

The export sales information is determined based on billed regions. Gross export sales for the year ended December 31, 2003 were NT$60,633,527 thousand. There were no export sales to a region that accounted for more than 10% of the Company’s total sales.

c.	Major customer

The Company only has one customer that accounts for more than 10% of its total sales. The sales to such customer amounted to NT$31,220,104 thousand in 2003, representing 15% of its total sales.

TABLE 1

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

FINANCING PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

No.	Financing Name	Counter-party	Financial Statement Account	Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Interest Rate	Transaction Amounts	Reasons for Short- term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company	Financing Company’s Financing Amount Limits (US$ in Thousand)
										Item	Value
1	TSMC International	TSMC Technology	Other receivables	$538,585	$538,585	4.25%	$—	Operating capital	$—	—	$—	N/A	$33,569,117
				(US$15,851)	(US$15,851)								(US$987,968)
													(Note 1)
		TSMC Development	Other receivables	$2,038,680	$2,038,680	1.50%	—	Operating capital	—	—	—
				(US$60,000)	(US$60,000)
2	TSMC Partners	TSMC Development	Other receivables	$2,718,240	$2,718,240	1.50%	—	Operating capital	—	—	—	N/A	(Note 2)
				(US$80,000)	(US$80,000)

Note 1: Not exceeding the issued capital of the Company.

Note 2: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

ENDORSEMENT/GUARANTEE PROVIDED FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

	Endorsement/ Guarantee Provider	Counter-party			Maximum Balance for the Period (US$ in Thousand)	Ending Balance (US$ in Thousand)	Value of Collateral Property, Plant and Equipment	Ratio of Accumulated Amount of Collateral to Net Equity of the Latest Financial Statement	Maximum Collateral/ Guarantee 1/8Amounts Allowable (Note 1)
No.		Name	Nature of Relationship (Note 2)	Limits on Each Counter-party’s Endorsement/ Guarantee Amounts
0	TSMC	TSMC Development	3	Not exceed 10% of the net worth of	$6,795,600	$2,038,680	$—	0.62%	$82,303,577
				TSMC, and also limiting to the	(US$200,000)	(US$60,000)
		TSMC—North America	2	total paid-in capital of the	1,359,120	1,359,120	—	0.41%
				endorsement/guaranteecompany,	(US$40,000)	(US$40,000)
		WaferTech	3	unless otherwise approved by	14,950,320	14,950,320	—	4.54%
				Board of Directors.	(US$440,000)	(US$440,000)

Note 1: 25% of the net worth of TSMC as of December 31, 2003.

Note 2: The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.

             The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

TABLE 3

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003				Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
TSMC	Government bonds
	2002 Government Bond Series A	—	Short-term investment	—	$3,157,331	N/A	$3,169,046
	2002 Government Bond Series E	—	Short-term investment	—	3,113,067	N/A	3,126,273
	1994 Government Bond Series C	—	Short-term investment	—	1,422,197	N/A	1,426,995
	Bonds with Repurchase Agreement	—	Short-term investment	—	1,800,000	N/A	1,802,572
	Money market funds
	BOA Funds	—	Short-term investment	40,000	1,359,120	N/A	1,359,120
					(US$ 40,000)		(US$ 40,000)
	GS Funds	—	Short-term investment	20,000	679,560	N/A	679,560
					(US$ 20,000)		(US$ 20,000)
	Bond funds
	JF Taiwan Bond Fund	—	Short-term investment	34,343	500,000	N/A	503,421
	ABN AMRO Bond Fund	—	Short-term investment	34,794	500,000	N/A	503,490
	Stock
	Taiwan Mask Corp.	—	Short-term investment	7,094	27,744	2	132,967
	TSMC—North America	Subsidiary	Long-term investment	11,000	417,858	100	1,133,011	Treasury stock of NT$ 715,153 thousand is deducted from the carrying value.
	TSMC—Europe	Subsidiary	Long-term investment	—	24,622	100	24,622
	TSMC—Japan	Subsidiary	Long-term investment	6	101,722	100	101,722
	VIS	Investee	Long-term investment	787,016	4,077,198	28	10,465,676
	TSMC International	Subsidiary	Long-term investment	987,968	22,654,743	100	22,654,743
	TSMC Partners	Subsidiary	Long-term investment	300	4,116,934	100	4,116,934
	SSMC	Investee	Long-term investment	382	2,759,376	32	2,759,376
	Emerging Alliance	Subsidiary	Long-term investment	—	704,744	99	704,744
	GUC	Investee	Long-term investment	39,040	368,434	47	403,962
	Vis Era	Investee	Long-term investment	5,100	50,231	25	50,231
	United Gas Co., Ltd.	—	Long-term investment	16,783	193,584	11	282,754
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500	105,000	7	147,999
	W.K. Technology Fund IV	—	Long-term investment	5,000	50,000	2	57,051
	Hon Tung Ventures Capital	—	Long-term investment	8,392	83,916	10	66,447

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003						Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Certificate
	Chi Cherng	Investee	Long-term investment	—		$42,941	36		$501,505	Treasury stock of NT$458,564 thousand is deducted from the carrying value.
	Hsin Ruey	Investee	Long-term investment	—		42,006	36		501,517	Treasury stock of NT$459,511 thousand is deducted from the carrying value.
	Equity
	Crimson Asia Capital	—	Long-term investment	N/A		40,947	N/A		40,947
	Horizon Ventures	—	Long-term investment	N/A		229,669	N/A		229,669
TSMC—North America	Stock
	TSMC	Parent company	Long-term investment	13,101		715,153	—		822,491
Chi Cherng	Stock
	TSMC	Parent company	Short-term investment	13,735		458,564	—		862,340
	Certificate
	Hsin Ruey	Major shareholder	Long-term investment	—		902,033	64		902,033
Hsin Ruey	Stock
	TSMC	Parent company	Short-term investment	13,761		459,511	—		863,957
	Certificate
	Chi Cherng	Major shareholder	Long-term investment	—		902,909	64		902,909
TSMC International	Stock
	InveStar	Subsidiary	Long-term investment	45,000	US$	46,403	97	US$	46,403
	InveStar II	Subsidiary	Long-term investment	51,300	US$	36,901	97	US$	36,901
	TSMC Development	Subsidiary	Long-term investment	1	US$	537,716	100	US$	537,716
	TSMC Technology	Subsidiary	Long-term investment	1		(US$ 7,918)	100		(US$ 7,918)
	3DFX Interactive Inc.	—	Long-term investment	68		—	—		—
	Money market fund
	BOA Fund	—	Short-term investment	30,300	US$	30,300	N/A	US$	30,300
TSMC Development	Stock
	WaferTech	Subsidiary	Long-term investment	—	US$	341,972	99	US$	341,972
InveStar	Stock
	PLX Technology, Inc.	—	Short-term investment	93	US$	180	—	US$	786
	RichTek Technology Corp.	—	Short-term investment	947	US$	121	2	US$	5,799
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	575	US$	203	3	US$	203
	Global Testing Corp.	—	Long-term investment	13,268	US$	5,295	10	US$	5,295

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003						Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Chipstrate Technologies, Inc.	—	Long-term investment	6,660	US$	308	9	US$	308
	Capella Microsystems, Inc.	—	Long-term investment	530	US$	156	—	US$	156
	Signia Technologies, Inc.	—	Long-term investment	701	US$	206	4	US$	206
	Advanced Power Electronics Corp.	—	Long-term investment	2,750	US$	1,376	5	US$	1,376
	RichTek Technology Corp.	—	Long-term investment	1,671	US$	204	3	US$	10,235
	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,221	12	US$	1,221
	SiRF Technology Holdings, Inc.	—	Long-term investment	306	US$	1,333	1	US$	1,333
	Sensory, Inc.	—	Long-term investment	1,404	US$	312	5	US$	312
	LightSpeed Semiconductor Corporation	—	Long-term investment	2,252	US$	329	2	US$	329
	Tropian, Inc.	—	Long-term investment	1,758	US$	1,916	3	US$	1,916
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	5	US$	3,530
	Atheros Communications, Inc.	—	Long-term investment	1,607	US$	3,593	—	US$	3,593
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	3	US$	853
	Monolithic Power Systems, Inc.	—	Long-term investment	2,521	US$	2,000	12	US$	2,000
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	12	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	1,192	5	US$	1,192
	Match Lab, Inc.	—	Long-term investment	1,875	US$	375	9	US$	375
	Oridus, Inc. (Creosys, Inc.)	—	Long-term investment	1,500	US$	300	8	US$	300
	Incentia Design Systems, Inc.	—	Long-term investment	286	US$	92	2	US$	92
	IP Unity	—	Long-term investment	1,008	US$	494	2	US$	494
InveStar II	Stock
	WatchGuard Technologies, Inc.	—	Short-term investment	5	US$	30	—	US$	30
	RickTek Technology Corp	—	Short-term investment	465	US$	346	1	US$	2,848
	eChannel Option Holding, Inc.	—	Long-term investment	358	US$	251	6	US$	251
	Elcos Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	2	US$	101
	Procoat Technology	—	Long-term investment	4,165	US$	1,940	10	US$	1,940
	Programmable Microelectronics (Taiwan), Inc.	—	Long-term investment	177	US$	50	1	US$	834
	Auden Technology MFG Co., Ltd.	—	Long-term investment	953	US$	834	4	US$	1,151
	GeoVision, Inc.	—	Long-term investment	287	US$	132	1	US$	132
	EoNex Technologies, Inc.	—	Long-term investment	55	US$	3,048	6	US$	3,048
	Conwise Technology Co., Ltd.	—	Long-term investment	2,800	US$	979	14	US$	979
	Eon Technology, Inc.	—	Long-term investment	2,800	US$	965	8	US$	965
	Goyatek Technology, Inc.	—	Long-term investment	2,088	US$	727	8	US$	727
	TrendChip Technologies Corp.	—	Long-term investment	2,000	US$	861	5	US$	861
	Ralink Technologies, Inc.	—	Long-term investment	1,833	US$	791	5	US$	791
	RickTek Technology Corp	—	Long-term investment	785	US$	583	2	US$	4,804
	Preferred stock
	Capella Microsystems, Inc.	—	Long-term investment	419	US$	122	3	US$	122
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	10	US$	1,560
	Oepic, Inc.	—	Long-term investment	4,997	US$	1,317	8	US$	1,317

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003						Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)		Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	NanoAmp Solutions, Inc.	—	Long-term investment	250	US$	1,000	1	US$	1,000
	Advanced Analogic Technology, Inc.	—	Long-term investment	948	US$	1,261	2	US$	1,261
	Monolithic Power Systems, Inc.	—	Long-term investment	804	US$	1,946	4	US$	1,946
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Newport Opticom, Inc.	—	Long-term investment	1,157	US$	402	9	US$	402
	Silicon Data, Inc.	—	Long-term investment	2,000	US$	750	7	US$	750
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	6	US$	1,500
	Angstron Systems, Inc.	—	Long-term investment	1,567	US$	500	6	US$	500
	Tropian, Inc.	—	Long-term investment	1,464	US$	1,595	2	US$	1,595
	SiRF Technology, Inc.	—	Long-term investment	20	US$	131	—	US$	131
	LeadTONE Wireless, Inc.	—	Long-term investment	433	US$	131	6	US$	131
	Match Lab, Inc.	—	Long-term investment	313	US$	63	2	US$	63
	Kilopass Technology, Inc.	—	Long-term investment	3,887	US$	2,000	19	US$	2,000
	Fang Tek, Inc.	—	Long-term investment	5,556	US$	2,000	44	US$	2,000
	Alchip Technologies Ltd.	—	Long-term investment	2,125	US$	1,700	—	US$	1,700
	Elcos Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	—	US$	3,500
Emerging Alliance	Stock
	Global Investment Holding, Inc.	Investee	Long-term investment	10,000		$100,000	6		$100,000
	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	467	US$	334	1	US$	334
	Pixim, Inc.	—	Long-term investment	1,721	US$	2,382	3	US$	2,382
	Newport Opticom, Inc.	—	Long-term investment	962	US$	250	6	US$	250
	NetLogic Microsystems, Inc.	—	Long-term investment	602	US$	1,850	1	US$	1,850
	Ikanos Communication, Inc.	—	Long-term investment	5,116	US$	1,625	3	US$	1,625
	Quicksilver Technology, Inc.	—	Long-term investment	963	US$	2,488	4	US$	2,488
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Accelerant Networks, Inc.	—	Long-term investment	441	US$	460	1	US$	460
	Zenesis Technologies, Inc.	—	Long-term investment	861	US$	500	4	US$	500
	Reflectivity, Inc.	—	Long-term investment	1,596	US$	1,500	5	US$	1,500
	Iridigm Display, Co.	—	Long-term investment	254	US$	500	1	US$	500
	XHP Microsystems, Inc.	—	Long-term investment	2,280	US$	750	6	US$	750
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	5	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	6	US$	1,000
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Next IO, Inc.	—	Long-term investment	800	US$	500	3	US$	500
	NuCORE Technology Inc.	—	Long-term investment	1,821	US$	1,000	2	US$	1,000
GUC	Bond funds
	Entrust KIRIN	—	Short-term investment	2,106		22,324	—		22,334
	Entrust Phoenix	—	Short-term investment	1,399		20,207	—		20,216
	TISC	—	Short-term investment	2,210		30,000	—		30,012
	Ta-Hua	—	Short-term investment	2,412		30,003	—		30,013
	E. Sun New Era	—	Short-term investment	962		10,000	—		10,004
	Shenghua 1699	—	Short-term investment	1,009		12,000	—		11,995

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2003				Note
				Shares/Units (In Thousand)	Carrying Value (US$ in Thousand)	Percentage of Ownership	Market Value or Net Asset Value (US$ in Thousand)
	Jihsun		Short-term investment	764	$10,000	—	$10,157
	Shenghua 5599		Short-term investment	931	10,000	—	10,004
	Mega Diamond		Short-term investment	2,734	30,105	—	30,118
	Polar		Short-term investment	1,968	20,060	—	20,068
	Ta-Hua GC Dollar		Short-term investment	38	13,691	—	13,732
	Taiwan Security Overseas Fund		Short-term investment	22	102,694	—	103,190

TABLE 4

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- Party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares/Units (Thousand)	Amount (US$ in Thousand)	Shares/Units (Thousand)	Amount (US$ in Thousand)	Shares/Units (Thousand)	Amount (US$ in Thousand)	Carrying Value (US$ in Thousand)	Gain (Loss) on Disposal (US$ in Thousand)	Shares/Units (Thousand)	Amount (US$ in Thousand) (Note 1)
TSMC	Money market funds
	BOA Fund	Short-term investment	BOA	—	—	$ —	120,000	$4,161,760	80,000	$2,785,760	$2,785,760	$ —	40,000	$1,359,120
								(US$120,000)			(US$80,000)			(US$40,000)
	GS Fund	Short-term investment	Goldman Sachs	—	—	—	140,000	4,852,300	120,000	4,165,140	4,165,140	—	20,000	679,560
								(US$140,000)			(US$120,000)			(US$20,000)
	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	—	—	34,343	500,000	—	—	—	—	34,343	500,000
	ABN AMRO Bond Fund	Short-term investment	ABN AMRO	—	—	—	97,782	1,400,000	62,988	902,881	900,000	2,881	34,794	500,000
	ABN AMRO Select Bond Fund	Short-term investment	ABN AMRO	—	—	—	81,744	879,000	81,744	881,719	879,000	2,719	—	—
	Government bonds
	Bonds with Repurchase Agreement	Short-term investment	Several financial institutions	—	—	—	—	1,800,000	—	—	—	—	—	1,800,000
	2002 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—	—	—	3,157,331	—	—	—	—	—	3,157,331
	2002 Government Bond Series E	Short-term investment	BNP and several financial institutions	—	—	—	—	3,113,067	—	—	—	—	—	3,113,067
	1994 Government Bond Series C	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—	—	—	1,422,197	—	—	—	—	—	1,422,197
	Stock
	Emerging Alliance	Long-term investment	Emerging Alliance	Subsidiary	—	767,239	—	174,030	—	—	—	—	—	704,744
	VIS	Long-term investment	VIS	Investee	677,471	3,264,657	109,545	766,815	—	—	—	—	787,016	4,077,198
	Amkor Technology	Long-term investment	—	—	505	280,748	—	—	505	301,209	280,748	20,461	—	—
	Monolithic System Tech.	Long-term investment	—	—	470	104,289	—	—	470	152,681	104,289	48,392	—	—
TSMC Partners	ADR
	TSMC	Short-term investment	—	—	762	US$7,357	—	—	823	US$8,407	US$7,357	US$1,050	—	—
									(Note2)
InveStar II	Preferred stock
	Elcos Microdisplay Technology, Ltd.	Long-term investment	Elcos Microdisplay Technology, Ltd.	—	—	—	2,667	US$3,500	—	—	—	—	2,667	US$3,500
TSMC International	Money market fund
	BOA Fund	Short-term investment	BOA	—	—	—	87,300	US$87,300	57,000	US$57,000	US$57,000	—	30,300	US$30,300
GUC	Bond funds
	Taiwan Securities Overseas Fund	Short-term investment	—	—	—	—	22	102,694	—	—	—	—	22	102,694

Note 1: The ending balance included the recognition of the investment income (loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion to the Company’s ownership percentage in investees.

Note 2: Including stock dividend of 61 thousand units.

TABLE 5

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
TSMC	Fab 14	January 20, 2003	$180,665	By the construction progress	United Integrated Services	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	May 6, 2003	119,000	By the construction progress	United Integrated Services	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	June 17, 2003	134,500	By the construction progress	United Integrated Services	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	June 18, 2003	110,055	By the construction progress	Liquid Air Far East Co. Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	December 2, 2003	230,000	By the construction progress	China Steel Structure Co.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab 12	December 2, 2003	285,000	By the construction progress	Fu Tsu Construction Co. Ltd	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Note/Accounts Payable or Receivable		Note
			Purchase/ Sale	Amount	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance	% to Total
TSMC	TSMC—North America	Subsidiary	Sales	$117,758,911	57	Net 30 days from invoice date	None	None	$13,946,638	48	—
	Philips and its affiliates	Major shareholder	Sales	3,577,054	2	Net 30 days from invoice date	None	None	895,063	3	—
	GUC	Investee	Sales	549,471	—	30 days after monthly closing	None	None	15,339	—	—
	WaferTech	Subsidiary	Purchases	11,433,083	36	Net 30 days from invoice date	None	None	1,184,642	11	—
	SSMC	Investee	Purchases	5,519,805	17	Net 30 days from invoice date	None	None	634,647	6	—
	VIS	Investee	Purchases	4,910,810	15	Net 30 days from invoice date	None	None	1,034,074	10	—

TABLE 7

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amount	Action Taken
TSMC	TSMC—North America	Subsidiary	$13,946,638	37 days	$3,907,505	—	$4,831,330	$—
	Philips and its affiliates	Major shareholder	895,063	64 days	97,618	Accelerate demand on account receivables	40	—

TABLE 8

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND AFFILIATES

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

DECEMBER 31, 2003

(Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2003			Net Income (Loss) of the Investee	Investment Gain (Loss) (Note 2)	Note
				December 31, 2003	December 31, 2002	Shares (Thousand)	Percentage of Ownership	Carrying Value (Note 1)
TSMC	TSMC—North America	San Jose, California, U.S.A.	Marketing and engineering support	$333,178	$333,178	11,000	100	$417,858	$234,639	$227,061	Subsidiary
	TSMC—Europe	Amsterdam, The Netherlands	Marketing and engineering support	15,749	2,960	—	100	24,622	(13)	(13)	Subsidiary
	TSMC—Japan	Yokohama, Japan	Marketing and engineering support	83,760	83,760	6	100	101,722	2,451	2,451	Subsidiary
	TSMC Shanghai	Shanghai, China	IC and other wafer equipment manufacturing and marketing	1,890,952	—	—	100	1,901,428	(1,306)	(1,306)	Subsidiary
	VIS	Hsin-Chu, Taiwan	IC design and manufacturing	8,119,816	6,503,640	787,016	28	4,077,198	179,359	50,351	Investee
	TSMC International	Tortola, British Virgin Islands	Investment	31,445,780	31,445,780	987,968	100	22,654,743	876,814	876,814	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment	300,000	300,000	—	36	42,941	(840)	108	Investee
	Hsin Ruey	Taipei, Taiwan	Investment	300,000	300,000	—	36	42,006	(1,290)	1,252	Investee
	TSMC Partners	Tortola, British Virgin Islands	Investment	10,350	10,350	300	100	4,116,934	199,401	197,394	Subsidiary
	SSMC	Singapore	Wafer manufacturing	6,408,190	6,408,190	382	32	2,759,376	(971,314)	(310,821)	Investee
	Emerging Alliance	Cayman Islands	Investment	1,179,690	1,005,660	—	99	704,744	(219,190)	(218,094)	Subsidiary
	GUC	Hsin-Chu, Taiwan	IC research, development, manufacturing, testing and marketing	409,920	341,250	39,040	47	368,434	(88,517)	(33,005)	Investee
					(Note 3)
	VisEra	Hsin-Chu, Taiwan	Electronic spare parts manufacturing, material wholesaling and retailing	51,000	—	5,100	25	50,231	(3,076)	(769)	Investee

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The unrealized gain or loss and the gain or loss on disposal of the stocks held by subsidiaries are excluded.

Note 3: TSMC’s investee, Ya Xin Technology, Inc., merged with GUC in January 2003. GUC is the surviving company.